FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  April, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         2002 annual report in English of Huaneng Power International, Inc.

Since its listing in 1994, Huaneng Power has been consistently taking maximising shareholders' value as its corporate mission and business goals. Throughout the years, the Company has been striving to expand its geographic coverage and market shares so as to enhance its competitive strength. Currently, the Company is one of the largest independent power producers in the PRC, with a total generation capacity of 14,363 MW on an equity basis. As China's power sector reform plan rolls out its implementation, the Company will continue to adhere to its strategies of "placing equal emphasis on development and acquisition; on greenfield and expansion; on coal and other feasible fuel sources; and on domestic and foreign funds". Such strategies are aimed to ensure the Company's development in a sustainable, stable and healthy manner, and to achieve stable long-term growth of shareholder return.

Contents

Company Profile
Corporate Structure
Major Corporate Events in 2002
Financial Highlights
Chairman's Statement
Report of the President
Management's Discussion and Analysis
Corporate Governance
Questions Frequently Asked by Investors
Report of the Board of Directors
Report of the Supervisory Committee
Profiles of Directors, Supervisors and Senior Management
Corporate Information
Prepared in accordance with International Financial Reporting Standards Auditors' Report
Consolidated Income Statement
Balance Sheets
Consolidated Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity
Consolidated Cash flow Statement
Notes to the Financial Statements
Supplemental Information for North American Shareholders
Prepared in accordance with PRC Accounting Standards
Report of the Auditors
Balance Sheets
Profit and Loss Accounts
Statement of Income Appropriation
Cash Flow Statement
Notes to the Financial Statements
Supplemental Information

A Solid Operation

Huaneng Power currently owns a total generation capacity of 14,363 MW on an equity basis, with another 10,629 MW on an equity basis under the Company's entrusted management. The Company wholly owns thirteen power plants, and has controlling interests in three power plants and minority interests in one power plant. To date, it is one of the largest independent power producers in the PRC.

Superior Competitive Advantages

Throughout the years, Huaneng Power has accumulated extensive experience in both the capital markets and the power market. The Company has also been leveraging on its competitive advantages with respect to its operating scale, the strategic locations of its power plants, high quality staff, an experienced management team, its state-of-the-art technology and its astute capital operation. With such experience and competitive advantages, the Company seeks incessant improvements for itself with an aim to achieve continued growth in shareholder value for its shareholders.

High Operating Efficiency

Huaneng Power is equipped with advanced and highly efficient power generating facilities. Together with experienced technical staff and the use of modern management systems, this has ensured the Company's operating efficiency and profitability. During all these years, the Company's power plants have always been in the forefront of China's power industry in terms of achieving various techno-economic benchmarks.

Efficient Funding Channels

With concurrent listings in New York, Hong Kong and Shanghai, Huaneng Power is opened to efficient funding channels both domestically and overseas. It also benefits from substantial credit facilities successively granted by major domestic financial institutions such as the Bank of China and the China Construction Bank. As a result, the Company is armed with strong capital resources to ensure the success of its long-term development.

Company Profile

Huaneng Power International, Inc. ("Huaneng" or the "Company") and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China with an owned equity generation capacity of 14,363 MW and a total capacity under construction and planning of 5,070 MW.

The Company was incorporated on 30th June 1994 and completed its initial public offering of 1,250,000,000 overseas listed foreign shares ("foreign shares") in October, 1994 and such shares (represented by 31,250,000 American Depositary Shares) were listed on the New York Stock Exchange (NYSE: HNP). In January, 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed the global placement of 250,000,000 foreign shares along with a private placement of 400,000,000 domestic shares. In November, 2001, the Company successfully completed the issue of 350,000,000 A shares in the PRC, of which 250,000,000 shares were domestic public shares. Currently, the total share capital of the Company amounts to approximately 6 billion shares, approximately 1.75 billion shares of which are tradable listed shares.

Currently, the Company and its subsidiaries wholly own 13 power plants and have controlling interests in 3 power plants and minority interests in 1 power plant. Its power plants have advanced equipment and their operations were widely located in seven provinces on the coastal area, namely, Liaoning, Hebei, Shandong, Jiangsu, Zhejiang, Fujian and Guangdong and the largest financial and business centre of China, Shanghai. The core business of the Company is to develop, construct, and operate large-scale coal-fired power plants by making use of modern technology and equipment and financial resources available domestically and internationally. The technical and economic indices of the Company's power plants have been maintained the forefont in China's power industry. In 2000, the Company was awarded the honour of "First Class Power Company in China" by the former State Power Corporation.

During these years, with its best efforts to seek expansion and operate the business in a prudent manner, the Company has expanded gradually through project developments and asset acquisitions with steady profit growth and increasing competitive strengths. The successful achievements of the Company are attributable to the following merits of the Company: (1) advanced equipment, highly efficient generating units and stable operation of the power plants; (2) high-quality staff and experienced management; (3) a regulated corporate governance structure and rationalised decision making mechanisms;
(4) geographical advantages of the locations of the power plants which present promising prospects in the power market; and (5) good credit standing and respectability inside and outside China and rich experience in capital market.

As regards future development, the Company will continue to explore development opportunities according to the principle of "emphasising both development and acquisition, emphasising both greenfield and expansion, emphasising both coal-fuel and other types of fuels, and emphasising both domestic and overseas funds". At the same time, the Company will continue to focus on the improvement of management, cost control and enhancement of efficiency, so as to increase shareholders' value and maintain long term stable growth.

Huaneng International Power Development Corporation ("HIPDC"), the Company's parent company and controlling shareholder, was incorporated as a Sino-foreign joint venture enterprise in 1985. The Company was incorporated by way of joint promotion by HIPDC and local government investment companies in the regions where the power plants are located.

Corporate Structure

Huaneng International Power Development Corporation
42.58%

Hebei Provincial Construction Investment Company
7.54%

Fujian International Trust & Investment Company
5.58%

Jiangsu Province International Trust & Investment Company
5.20%

Liaoning Energy Corporation
3.83%

Dalian Municipal Construction Investment Company
3.77%

Nantong Investment Management Centre
1.13%

Shantou Electric Power Development Company
0.77%

Shantou Power Development Joint Stock Company Limited
0.32%

Dandong Energy Investment Development Centre
0.11%

Domestic Public Shares
4.17%

Foreign Shares
25.00%


Major Corporate Events in 2002

o   4th March             The Company obtained a credit facility of Rmb5 billion from China
                          Construction Bank.

o  13th March             The Company convened a press conference in Hong Kong on the annual results of 2001, announcing an increase of 37.16% of its net profit.

o  18th March             The Company obtained a credit facility of Rmb7 billion from Bank of China.

o  20th March             The Company entered into an agreement in principle with Zhejiang
                          Provincial Development and Planning Committee and Zhejiang Provincial
                          Power Corporation relating to the joint establishment of Zhejiang Yuhuan
                          Power Plant.

o  21st April             The State Power Corporation appraised the power plants on whether they met the safety target in 2001. The Company and all of its subsidiaries passed the appraisal.

o  26th April             The Company announced its first quarter operating results of year 2002, with a net profit of RMB 794 million.

o  26th April             The Board of Directors decided to invest in China Chang Jiang Power Co.
                          Ltd. by taking up 3% of its equity. It was a major step forward for the
                          Company in the development of hydro power generation.

o  9th May                The Board of Directors of the Company approved the resolution for acquiring equity interests and assets of four power plants owned by China
                          Huaneng Group ("Huaneng Group").

o  12th May               In an article entitled "Asia's Best Companies 2002" published by Finance
                          Asia (Issue No. 7), the top 10 listed companies were listed according to the results of the survey conducted by the magazine on major countries and regions in Asia. The Company ranked 6th, 7th, 4th, 4th and 6th in terms of
                          "Best Managed Company", "Best Investor Relations", "Best Financial
                          Management", "Strongest Commitment to Enhancing Shareholders' Value" and
                          "Company Most Committed to Corporate Governance".

o  21st May               The Company redeemed an aggregate amount of US$209,685,000 convertible notes.

o  22nd June              In the Listed Companies magazine published by Huadong Branch of People's
                          Daily, and Shanghai Stock Exchange, a table showing the ranking of the top
                          50 listed companies in year 2001 has been compiled according to the statistical data analysis of the operating results of 1,173 listed companies announced in year 2001 at Shanghai and Shenzhen, and according to consolidated assessments on these companies, revenues from principal businesses, net profits, total assets and capitalisation. The Company ranked 3rd in the above table.

o  29th June              Generating unit No. 5 of Dezhou Power Plant of the Company completed the trial operation.

o  1st July               The Company announced that the acquisition of 70% equity interest in the registered capital in Shanghai Shidongkou First Power Plant, 70% equity interest in the registered capital in Taicang Power Plant, 44.16% equity interest in the registered capital in Huaiyin Power Plant and the net asset of Changxing Power Plant from Huaneng Group took effect. The
                          Company's generation capacity on an equity basis increased by 1,687 MW.

o  7th August             The Company announced its interim results of 2002 that net profit increased by 14.05%.

o  13th October           Generating Unit No. 6 of Dezhou Power Plant of the Company completed the trial operation.

o  24th October           The Company announced its first three quarters operating results of 2002, with a net profit of Rmb 3.042 billion.

o  6th November           The Company entered into an entrusted management agreement with Huaneng
                          Group and HIPDC, pursuant to which the generation capacity on an equity basis managed by the Company was 10,629 MW.

o  15th November          The Board of Directors of the Company approved the acquisition of the remaining 30% equity interest in the registered capital of Shanghai
                          Shidongkou First Power Plant and the remaining 5% equity interest in the registered capital of Taicang Power Plant.

o  23rd December          The Company convened an extraordinary general meeting, at which the resolutions for setting up four special committees by the Board of
                          Directors were approved. The four special committees are the Strategy
                          Committee, the Audit Committee, the Nomination Committee, and the
                          Remuneration and Appraisal Committee.

o  23rd December          The first meeting of the fourth session of the board of directors of the
                          Company was held and the resolution for electing the Chairman and Vice
                          Chairman to the fourth session of the Board of Directors was approved. Mr.
                          Li Xiaopeng and Mr. Wang Xiaosong were elected as Chairman and Vice
                          Chairman of the fourth session of the Board of Directors.

o  23rd December          The resolution regarding the appointment of Vice President, Chief Economic
                          Engineer and Chief Accountant was considered and approved. Mr. Na Xizhi,
                          Mr. Li Shiqi and Mr. Huang Jian were appointed the Company's Vice
                          President, Chief Economic Engineer and Chief Accountant of the Company
                          respectively.

o  29th December          Huaneng Group, after its restructuring, indicated that it would fully support the development of the Company.

o  31st December          The Company acquired 19.48% equity interest of Huaiyin Power Plant from
                          Jiangsu Huaiyin Investment Company which means the Company gained the controlling right of Huaiyin Power Plant and the development right of
                          Huaiyin Power Plant Phase II.


Financial Highlights

(Amounts expressed in thousands of Rmb, except per share data)

Income Statement (Note 1)

                                                              Year ended 31st December,
                                         1998              1999              2000              2001              2002
----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue               8,082,496        10,488,158        12,553,254        15,791,362        18,474,469
----------------------------------------------------------------------------------------------------------------------------------

Profit before taxation              2,209,506         2,252,730         2,927,032         4,237,109         5,057,892
Taxation                             (370,995)         (384,555)         (411,202)         (715,220)         (980,854)
----------------------------------------------------------------------------------------------------------------------------------

Profit after taxation               1,838,511         1,868,175         2,515,830         3,521,889         4,077,038
Minority interests                         --                --                --           (71,231)         (156,034)
----------------------------------------------------------------------------------------------------------------------------------

Net profit                          1,838,511         1,868,175         2,515,830         3,450,658         3,921,004
==================================================================================================================================

Basic earnings per share (Rmb/share)     0.33              0.33              0.45              0.61              0.65
==================================================================================================================================
Fully diluted earnings per share
  (Rmb/share)                            0.33               N/A              0.44              0.60              0.65
==================================================================================================================================



Balance Sheet (Note 2)
                                                                   As at 31st December,
                                         1998              1999              2000              2001              2002
----------------------------------------------------------------------------------------------------------------------------------

Total assets                       38,141,711        40,582,730        42,466,948        47,292,775        48,461,030
Total liabilities                 (17,785,481)      (18,810,325)      (18,687,213)      (18,512,984)      (17,134,266)
Minority interests                         --                --                --          (486,261)         (910,704)
----------------------------------------------------------------------------------------------------------------------------------

Equity                             20,356,230        21,772,405        23,779,735        28,293,530        30,416,060
==================================================================================================================================

Notes:

1.    The results for the years ended 31st December 1998,1999 and 2000 are derived from the historical financial statements of the Company. The results for the years ended 31st December
      2001 and 2002 are set out on page 60.

2.    The balance sheets as at 31st December 1998,1999 and 2000 are derived from the historical financial statements of the Company. The balance sheets as at 31st December 2001 and 2002 are set out on pages 61 to 62.


Chairman's Statement

Dear Shareholders,
2002 was another year of challenge for the Company. The national economy of the PRC continued to show a stable growth trend. The power industry of the PRC entered into a new historic period. The operation and development of the Company reached a new high. In the past year, the Company remarkably completed all the work objectives set for the year as a result of the joint efforts of the management of the Company and all the staff and presented a satisfactory report to the shareholders. On behalf of the Board of Directors, I would like to take this opportunity to thank the management of the Company and all the staff for their hard work and all the shareholders for their unfailing support throughout the years.

The Company achieved satisfactory operating results for the year. For the twelve months ended 31st December 2002, the Company realised a net profit of Rmb3.921 billion and a net operating revenue of Rmb18.474 billion, representing increases of 13.63% and 16.99% respectively, over the corresponding period in 2001. The weighted average earnings per share was Rmb0.65, an increase of 6.56% over the same period of the preceding year. The Board of Directors is very satisfied with the operating results of the Company in 2002. The Board of Directors proposed to distribute a dividend of Rmb0.34 per share for year 2002.

The steady growth in operating results was attributable to the increased power generation volume of the original power plants and the successful acquisition of the equity interests and assets of Shanghai Shidongkou First Power Plant, Taicang Power Plant, Huaiyin Power Plant and Changxing Power Plant owned by Huaneng Group, thereby enlarging the operating scale of the Company and enhancing the strength and competitiveness of the Company as well as making significant contributions to the remarkable growth in the operating results of the Company for year 2002. At the same time, stringent management also ensures the operational effectiveness and efficiency. In the past year, the Company continued to adopt effective cost control and power plant management measures so that the range of increase in unit fuel cost for power sold was controlled within the scope forecasted at the beginning of the year. Moreover, the Company continued to endeavour to perfect its corporate governance structure in 2002. The compositions of the Board of Directors and Supervisory Committee were adjusted to reduce the number of internal directors and to increase the number of independent directors so that the number of independent directors accounted for one-third of the members of the Board of Directors. Adjustment was made to the special committees of the Board of Directors to include four special committees, namely, the Strategy Committee, the Audit Committee, the Nomination Committee, the Remuneration and Appraisal Committee, thus further strengthening the decision-making power of the Board of Directors over important matters of the Company and the supervision power of the Supervisory Committee.

With the announcement in Beijing of the 11 newly formed (restructured) companies in the PRC's power sector, the reform and development of the PRC's power industry entered into a new historic period. As the parent company of the Company, Huaneng Group reiterated, after the restructuring, that it would fully support the development of the Company and would continue to give pre-emptive right to the Company in terms of project development and assets transfer. With the rapid growth of the PRC's economy, the PRC power industry also entered into a new and stable growth period. It is anticipated that power demand will increase at a rate of 6 - 8% in the several years ahead. It will provide the Company with good market prospects and development space for enlargement of its market share and development of new projects. The restructuring of the power industry also provided us with new development opportunities. The Company will continue to actively and steadily expand its assets scale, including acquiring assets from the parent company and selecting suitable opportunities to acquire assets outside the parent company.

At the same time, the Company is also aware that it will face challenges in various areas during the course of development, for example, market competition will become keener; pressure of rising coal prices will increase the difficulty of controlling power generating costs of the Company. Also, the pressure of reduction in electricity tariffs will affect the profitability of the Company. As long as the Company brings its advantages into full play, it will certainly seize opportunities to overcome various adverse factors and will succeed amidst competition. We have accumulated extensive experience in the capital market and power market and the Company will continue to maintain and enhance its advantages in terms of operating scale, location, qualified personnel, management, technology and capital operations in the years ahead.

As regards future development, the Company will continue to uphold the development strategy of "emphasising both development and acquisition, emphasising both greenfield and expansion, emphasising both coal-fuel and other types of fuel; and emphasising both domestic and overseas funds". We believe that the Company will certainly maintain continuous, steady and sound development under the leadership of an efficient and experienced management team and will bring long-term, stable and increasing return to shareholders as a result of the continued growth of the PRC economy, good opportunities provided by the power sector reforms, strong government support at various levels and effective support of our parent company (cent)w and particularly the support and confidence shown by the investment sector and shareholders.

Report of the President

Dear Shareholders,
It is my pleasure to report to the shareholders the operating results and the status of the Company's operations for 2002 and its plan for 2003. Year 2002 is a landmark year in the development history of the Company. During the Year, the Company continued to strengthen management, enlarge market shares, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimising shareholders' interests. The management and all staff of the Company and its subsidiaries have seized the favourable opportunity of the market upturn and accomplished various tasks exceeding the annual target.

Business Review

1. Steady growth of operating results
For the twelve months ended 31st December 2002, the Company recorded net operating revenues of Rmb18.474 billion and net profit of Rmb3.921 billion, representing increases of 16.99% and 13.63%, respectively, as compared to the same period of 2001. Earnings per share was Rmb0.65, representing an increase of Rmb0.04 over the same period of 2001.

The steady growth in the operating results of the Company was, on the one hand, attributable to the contribution from increased power generation of the power plants originally owned by the Company. On the other hand, the successful acquisition of equity interests in Shanghai Shidongkou Power Limited Company ("Shidongkou First Power Plant"), Suzhou Industrial Park Huaneng Power Limited Liability Company ("Taicang Power Plant") and Jiangsu Huaneng Huaiyin Power Limited Company ("Huaiyin Power Plant") and the net assets of China Huaneng Group Zhejiang Changxing Power Plant ("Changxing Power Plant") formerly owned by Huaneng Group has enlarged the Company's operating scale as well as enhanced its strength and competitiveness, thereby also making significant contribution to the remarkable growth of the Company's operating results for the year 2002. At the same time, facing an increasingly competitive power market, and in view of the twofold pressure of escalating fuel price and decreasing power tariffs, the Company and its subsidiaries enlarged market shares, reinforced the sales strength of the power market, enhanced internal management and strengthened cost control. As a result, the unit fuel cost has been controlled efficiently. Despite the increase of coal price, the average unit fuel cost for output, excluding the power plants acquired in 2002, increased only 6.41% over the last year.

As at the end of 2002, net asset per share of the Company was Rmb5.07, representing an increase of 7.42% when compared to 2001.

2. Safe and stable power generation
In 2002, the operating power plants of the Company and its subsidiaries achieved power generation totalling 71.43 billion kWh on a consolidated basis (including the power generation of Shidongkou First Power Plant, Taicang Power Plant and Changxing Power Plant from July to December), representing an increase of 25.34% over the same period of the preceding year. If the power generation of the three power plants referred to above is not included, the Company has achieved power generation of 64.27 billion kWh, exceeding the annual plan by 12.75% and representing an increase of 12.77% over the same period of the preceding year on the same basis.

On the one hand, the increase in power generation was attributable to the contribution of power generation from the acquired Shidongkou First Power Plant, Taicang Power Plant and Changxing Power Plant and commencement of operation of generating Unit 5 and Unit 6 of Dezhou Power Plant ahead of planned schedule, thus significantly increasing the power generation capacity of the Company. On the other hand, economic growth of the regions where the power plants of the Company are located boosted local power demand, thus leading to a general increase in power generation of the Company's power plants. At the same time, the rational scheduling of the planned maintenance of the generating units also created favourable conditions for the increased power generation of the Company.

In 2002, the average availability factor of the power plants of the Company and its subsidiaries was 92.51% and the average capacity factor was 61.95%; the average coal consumption rates for power sold and power generated were
335.36 gram/kWh and 318.41 gram/kWh, respectively; and the average house consumption rate was 4.90%. The Company's technical and economic indices remained to be in the forefront among all other power companies in the PRC.

3.    New breakthrough in asset operation In 2002:

(1) The Company acquired 70% of the equity interest in the registered capital of Shidongkou First Power Plant, 70% of the equity interest in the registered capital of Taicang Power Plant, 44.16% of the interest in the registered capital of Huaiyin Power Plant and the net assets of Changxing Power Plant formerly owned by China Huaneng Group ("Huaneng Group"). The acquisition was effective on 1st July 2002, thereby increasing the generation capacity of the Company by 1,687 MW and contributing to the growth of the annual results of the Company.

(2) On 31st December, the Company has acquired the remaining 30% equity interest in the registered capital of Shidongkou First Power Plant and the remaining 5% equity interest in the registered capital of Taicang Power Plant formerly owned by Huaneng Group. The acquisition has made Shidongkou First Power Plant a wholly-owned power plant of the Company and has enhanced the competitiveness of the Company in East China.

(3) The transfer of 19.48% equity interest in Huaiyin Power Plant from Jiangsu Huaiyin Investment Company to the Company has enabled the Company to obtain the controlling right of Huaiyin Power Plant and the development right of Huaiyin Power Plant Phase Two. This acquisition was effective on 31st December 2002.

(4) The Company acquired 3% of the shareholding in China Chang Jiang Power Co. Ltd., taking the first step in the development of hydro-power generation.

(5) The Company entered into an Entrusted Management Agreement with Huaneng Group and Huaneng International Power Development Corporation ("HIPDC") in relation to the management of their thermal power plants. By entering into the Entrusted Management Agreement, the Company will further accumulate management experience as a result of the expansion of the Company's operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.

In 2003:

(6) The Company entered into an agreement with Shenzhen Municipal Investment Management Corporation and Shenzhen Energy Group Co., Ltd. to acquire 25% interest of the enlarged share capital of Shenzhen Energy Group Co., Ltd. by way of international tendering. After the transaction has obtained the relevant government approvals, the Company will be able to enlarge its market shares in Guangdong area, a fast growing market for power demand.

4.    Adding new achievements to project construction
(1) Owing to the Company's careful organisation and various parties' efforts, generating Units 5 and 6 of Dezhou Power Plant completed trial operation of 168 hours on 29th June and 13th October respectively, which was one year ahead of the project's original planned schedule, thereby making contribution to the power generation growth of the Company.

(2) Construction works of the expansion project of Jining Power Plant Phase Two (using Cycled Fluidized Bed Combustion Boilers) has been progressing smoothly. The quality of the works and investment were under effective control and the works are being conducted according to schedule.

5.    Opening a new chapter in sustainable development
Project proposals in relation to the proposed projects of Huaneng Shanghai Gas-fired Power Plant (3x300 MW-class Combined-Cycle-Gas-Turbine generating units), Huaneng Jinling Gas-fired Power Plant (3x300 MW-class Combined-Cycle-Gas-Turbine generating units), Huaneng Shantou Coal-fired Power Plant Phase Two (1x600 MW Coal-fired generating unit), and Huaneng Yuhuan Power Plant (2x1,000 MW-class Coal-fired generating units) have been approved by the State Development and Planning Committee. The feasibility study report of Huaneng Huaiyin Power Plant Phase Two (2x300 MW-class Coal-fired generating units) has also been approved by the State Development and Planning Committee. The aggregate planned capacity of these planned projects is estimated to be approximately 4,800 MW. The Company will actively push forward the progress of the proposed projects according to commercially viable principles.

PROSPECTS FOR 2003

Year 2003 is the first year that the power industry enters into a new era of stable development and is also the first year after the implementation of the State's power sector reform scheme. A stable growth trend prevails in the national economy of the PRC and it is expected that growth in power demand will be greater than that of last year. With the deepening of the power sector reform, a new power market and a new set of regulatory mechanisms will be established. A sound operating environment will be conducive to the Company, allowing it to bring its advantages into full play amidst competition and to seize opportunities to expand its operation scale. However, at the same time, the Company is also aware of challenges in various aspects. For instance, the market competition will become more severe; the pressure of the rising coal price will increase difficulties for the Company to control power generation costs. Moreover, the pressure of downward power tariffs will affect the profitability of the Company. The Company is fully aware of the co-existence of opportunities and challenges in 2003. The Company has full confidence and strength to seize opportunities and deal with challenges, and will endeavour to fulfill the following objectives in 2003:

(1) to ensure the safety and operating stability of the power plants and the achievement of their annual plans of power generation;

(2) to reinforce sales and marketing efforts, and to enhance the research on the power market competition mode for the regions in which power plants of the Company are located in order to analyse and formulate effective market strategies, thus bringing economies of scale and integrative advantages of the Company into full play and continuing to enlarge its market shares;

(3) to undertake stringent control of operating costs, in particular to enhance fuel management in order to realise management efficiency;

(4)   to actively push forward the preparatory work for the planned projects;

(5) to prepare itself well for asset operation with a view to seizing opportunities to expand the Company's operating scale and enhance its business strength; and

(6) to establish an information management system and implement all-inclusive budget management under comprehensive planning guidance.

The Company is fully confident of its future development. Following the principles of "emphasising both development and acquisition, emphasising both greenfield and expansion, emphasising both coal-fuel and other types of fuel; and emphasising both domestic and overseas funds", the Company will continue to endeavour to enhance operating efficiency, and maintain a continuous, stable and healthy development of the Company, so as to provide a long-term and stable growth of return to the shareholders.

Management's Discussion and Analysis

OPERATING RESULTS

Comparison of operating results between the years ended 31st December 2002 and 2001.

Summary

During the year ended 31st December 2002, the Company successfully carried out a number of acquisitions. On 1st July 2002, the Company completed the acquisition of all the assets and liabilities of Changxing Power Plant, 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Plant and 44.16% equity interest in Huaiyin Power Plant. Subsequently on 31st December 2002, the Company further acquired the remaining 30% equity interest in Shidongkou First Power Plant, 5% equity interest in Taicang Power Plant and 19.48% equity interest in Huaiyin Power Plant. In addition, on 18th June 2002, the Company acquired the remaining 25% minority interest of Jining Power Plant, which then became a 100% owned power plant of the Company. Furthermore, Dezhou Power Plant Phase III, the expansion project with a capacity of 2x660 MW, was put into commercial operation in 2002. These acquisitions and the expansion project enabled the Company to expand its scale of operation, increase its market share and enhance its geographical coverage and competitiveness.

The total assets and liabilities of the four new power plants were included in the consolidated balance sheet as at 31st December 2002, the operating revenue and operating expenses of Huaiyin Power Plant were not included in the consolidated income statement of the Company and its subsidiaries, but equity accounting was applied for the original 44.16% equity interest purchased from 1st July 2002 through 31st December 2002. All of the revenue and expenses of Changxing Power Plant, Shidongkou First Power Plant and Taicang Power Plant have been consolidated in the consolidated income statement of the Company and its subsidiaries since a controlling stake of more than 50% was acquired.

In 2002, the power output of the Company and its subsidiaries increased by 24.45% to 67.3316 billion kWh from 54.1053 billion kWh in 2001. Accordingly, net operating revenues and net profit were increased significantly when compared to 2001. In addition, because of the Company's consistent effort on cost control measure, the Company achieved its cost control target on fuel costs and other costs.

Net Operating Revenues

Net operating revenues represent operating revenues net of value-added tax and deferred revenue. For the year ended 31st December 2002, the consolidated net operating revenues of the Company and its subsidiaries were Rmb18.4745 billion, representing an increase of 16.99% over the net operating revenues of Rmb15.7914 billion of last year. When compared to the net operating revenues before deferred revenue, it had increased 18.34% over last year. Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost recoverable through the tariff setting process over the major repair and maintenance expenses actually incurred. Because the excess of repair and maintenance expenses had been recovered through the tariff but not yet incurred, the Company had recorded such excess as deferred revenue since 2002 and deducted the same amount from the major repair and maintenance expenses (i.e. the major repair and maintenance expenses were recorded as operating expenses based on the amount actually incurred).

The significant increase of net operating revenues was primarily caused by increase of power output over last year. Before considering the four power plants acquired in 2002, the power output of the original twelve power plants of the Company and its subsidiaries increased by 11.94% over last year.

The lower growth rate of operating revenue, when compared with that of power output, was due to the decrease of the average tariff rate. The average tariff rate decreased from Rmb342.03 per MWh to Rmb325.38 per MWh in 2002. The decrease of the average tariff rate was due to the adjustment of approved tariff rates and the increase of percentage of excess generation portion as the total power output increased. In addition, the tariff rates of the newly acquired power plants were lower than that of the original power plants of the Company, which also affected the average tariff rate.

Dalian Power Plant

Dalian Power Plant's net operating revenues increased by 5.35% to Rmb1.5870 billion in 2002 from Rmb1.5065 billion of last year. The average tariff rate was Rmb280.53 per MWh in 2002, which was decreased by 3.72% from Rmb291.38 per MWh in 2001. The output of Dalian Power Plant increased by 11.81% to 6.7632 billion kWh in 2002 when compared to 2001.

Fuzhou Power Plant

Fuzhou Power Plant's net operating revenues increased by 15.61% to Rmb1.8890 billion in 2002 from Rmb1.6340 billion of last year. The average tariff rate was Rmb327.80 per MWh in 2002, which was decreased by 7.34% from Rmb353.77 per MWh in 2001. The output of Fuzhou Power Plant was increased by 27.21% to
6.8742 billion kWh in 2002 when compared to 2001.

Shangan Power Plant

Shangan Power Plant's net operating revenues decreased by 1.64% to Rmb1.9241 billion in 2002 from Rmb1.9561 billion of last year. The average tariff rate was Rmb315.65 per MWh in 2002, which was decreased by 4.04% from Rmb328.95 per MWh in 2001. The decrease of average tariff rate was mainly caused by the adjustment of the approved tariff rate. However, the power output of Shangan Power Plant increased by 3.53% to 7.2030 billion MWh in 2002, which partially offset the impact of tariff adjustment.

Nantong Power Plant

Nantong Power Plant's net operating revenues increased by 5.10% to Rmb1.9546 billion in 2002 from Rmb1.8598 billion of last year. The average tariff rate was Rmb309.54 per MWh in 2002, which was decreased by 2.78% from Rmb318.38 per MWh in 2001. The output of Nantong Power Plant was increased by 9.70% to
7.5042 billion kWh in 2002 when compared to 2001.

Shantou Oil-fired Power Plant

Shantou Oil-fired Power Plant's net operating revenues increased by 14.45% to Rmb113.9 million in 2002 from Rmb99.5 million of last year. The average tariff rate was Rmb621.02 per MWh in 2002, which was increased by 0.45% from Rmb618.24 per MWh in 2001. The output of Shantou Oil-fired Power Plant was increased by 8.13% to 0.2037 billion kWh when compared to 2001.

Shantou Coal-fired Power Plant

Shantou Coal-fired Power Plant's net operating revenues increased by 3.28% to Rmb1.4870 billion in 2002 from Rmb1.4397 billion of last year. The average tariff rate was Rmb455.95 per MWh in 2002, which was decreased by 3.78% from Rmb473.85 per MWh in 2001. The output of Shantou Coal-fired Power Plant was increased by 9.02% to 3.8714 billion kWh when compared to 2001.

Shidongkou Second Power Plant

Shidongkou Second Power Plant's net operating revenues decreased by 2.57% to Rmb2.1056 billion in 2002 from Rmb2.1612 billion of last year. The average tariff rate was Rmb345.90 per MWh in 2002, which was decreased by 1.95% from Rmb352.78 MWh in 2001. The decrease of average tariff rate was mainly caused by the adjustment of the approved tariff. However, the power output of Shidongkou Second Power Plant increased by 2.54% to 7.2681 billion kWh in 2002, which partially offset the impact of tariff adjustment.

Dandong Power Plant

Dandong Power Plant's net operating revenues increased by 11.20% to Rmb754.3 million in 2002 from Rmb678.3 million of last year. The average tariff rate was Rmb273.70 per MWh in 2002, which was decreased by 8.45% from Rmb298.96 per MWh in 2001. The output of Dandong Power Plant increased by 26.77% to 3.365 billion kWh when compared to 2001.

Nanjing Power Plant

Nanjing Power Plant's net operating revenues increased by 13.32% to Rmb934.3 million in 2002 from Rmb823.7 million of last year. The average tariff rate was Rmb304.07 per MWh in 2002, which was decreased by 4.56% from Rmb318.60 per MWh in 2001. The output of Nanjing Power Plant increased by 19.20% to 3.6083 billion kWh when compared to 2001.

Dezhou Power Plant

Dezhou Power Plant achieved net operating revenues of Rmb2.2855 billion in 2002, which was increased by 21.30% from Rmb1.8842 billion of last year. The average tariff rate was Rmb339.64 per MWh, which decreased by 0.20% from Rmb340.33 per MWh in 2001. The output of Dezhou Power Plant increased by 21.45% to 7.8733 billion kWh when compared to 2001. Dezhou Power Plant Phase III, the expansion project, was put into commercial operation in 2002, with power output of 1.7650 billion kWh.

Jining Power Plant

The net operating revenues of Jining Power Plant increased by 5.58% to Rmb422 million in 2002. The average tariff rate was Rmb275.15 per MWh, which was increased by 2.93% from Rmb267.31 per MWh of last year. The output of Jining Power Plant increased by 2.08% to 1.8052 billion kWh when compared to 2001.

Changxing Power Plant

Changxing Power Plant had become a wholly owned plant of the Company effective from 1st July 2002. The net operating revenues of Changxing Power Plant from July to December were Rmb233.5 million. The power output and average tariff rate of Changxing Power Plant were 0.8635 billion kWh and Rmb316.93 per MWh, respectively.

Shidongkou First Power Plant

The Company acquired 70% equity interest in Shidongkou First Power Plant on 1st July 2002 and the remaining equity interest of 30% on 31st December 2002. Hence, it became a wholly owned power plant of the Company as at the same date. The net operating revenues of Shidongkou I Power Plant from July to December were Rmb813.0 million. The power output and average tariff rate of Shidongkou First Power Plant were 3.7930 billion kWh and Rmb252.97 per MWh, respectively.

Taicang Power Plant

The Company acquired 70% equity interest in Taicang Power Plant on 1st July 2002 and additional 5% of equity interest on 31st December 2002. The net operating revenues of Taicang Power Plant from July to December were Rmb566.4 million. The power output and average tariff rate of Taicang Power Plant were
2.1095 billion kWh and Rmb317.52 per MWh, respectively.

Weihai Power Plant

The Company owns 60% equity interest in Weihai Power Plant. The net operating revenues of Weihai Power Plant was Rmb1.4051 billion, which was increased by 4.18% from Rmb1.3486 billion of last year. The average tariff rate was Rmb393.74 per MWh, which was increased by 0.77% from Rmb390.72 per MWh in 2001. The output of Weihai Power Plant was increased by 3.38% to 4.2255 billion kWh when compared to 2001.

Operating Expenses

The total operating expenses of the Company and its subsidiaries increased by 19.66% to Rmb12.8965 billion in 2002, over the Rmb10.7773 billion of last year (when comparing the operating costs with the repair and maintenance expenses determined on the basis of 1% the fixed assets cost, the operating expenses would have been increased by 21.64%). As a result of the effective cost control measure implemented by the Company, the rate of increase of operating expenses was lower than that of power output.

The primary operating expenses of the Company and its subsidiaries was fuel cost. The fuel cost increased by 34.36% to Rmb6.9160 billion in 2002, when compared to Rmb5.1474 billion in last year. Before considering the four power plants acquired in 2002, the weighted average unit price of natural coal of the original twelve power plants increased by 5.29% to Rmb232.34 per ton in 2002 from Rmb220.66 per ton of last year. The unit fuel cost per MWh increased by 6.41% to Rmb101.20 per MWh. The higher unit fuel cost per MWh of the four power plants acquired than that of the original twelve power plants resulted in the increase of unit fuel cost of the Company and its subsidiaries to Rmb102.71 per MWh in 2002.

Maintenance Expense

The maintenance expenses incurred by the Company and its subsidiaries was Rmb608.0 million in 2002 (if the repair and maintenance expenses were determined on the basis of 1% the fixed assets cost, the maintenance expenses would have been increased by 7.2% from Rmb765.7 million of last year). The maintenance expenses of the original twelve power plants and the four power plants acquired in current year amounted to Rmb535.3 million and Rmb72.7 million, respectively.

Depreciation and Amortization

The depreciation and amortization of the Company and its subsidiaries was Rmb3.5336 billion in 2002. The depreciation and amortization of the original twelve power plants and the headquarter of the Company was Rmb3.3133 billion, which was increased by 1.60% from Rmb3.2610 billion of last year. The depreciation and amortization of the four power plants acquired in current year was Rmb220.3 million.

Labor Cost

The labor cost of the Company and its subsidiaries was Rmb1.0357 billion in 2002, which increased by 28.32% from Rmb 807.1 million of last year mainly due to the increase in the number of employees for the four power plants acquired.

Transmission Fees

Transimission service fees paid to Shandong Electric Power Group Corporation by Dezhou Power Plant, Weihai Power Plant and Jining Power Plant were Rmb35.8 million in 2002, which decreased by 3.17% from Rmb36.9 million of last year.

Service Fee to HIPDC

The service fee paid to HIPDC refers to a fee for the use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

In 2002, the Company incurred the service fee in relation to the grid connection and transmission facilities for Fuzhou Power Plant Phase I, Shidongkou Second Power Plant, Shangan Power Plant, Shantou Coal-fired Plant (HIPDC had transferred the ownership of transmission and transformation facilities of Fuzhou Power Plant Phase I and Shanghai Shidongkou Second Power Plant to Fujian Electric Power Company and Shanghai Power Corporation, respectively, on 1st July 2002. The Company was not required to pay the service fee for these two plants since the transfer). The service fee to HIPDC decreased by 14.19% to Rmb263.7 million in 2002, when compared to Rmb307.3 million of last year.

Other Expenses

Other expenses of the Company and its subsidiaries was Rmb503.6 million in 2002, which was increased by 11.46% from Rmb451.9 million of last year. Other expenses mainly comprised environmental protection fee, general and administrative expenses and other miscellaneous expenses. The increase of other expenses was mainly due to the inclusion of other expenses of four power plants acquired in current year. Before considering the four power plants acquired in current year, the other expenses of original twelve power plants was decreased by 12.68% to Rmb394.5 million, despite the increase of total power output. This indicated the effectiveness of the cost control measures.

Profit from Operation

The profit from operation of the Company and its subsidiaries increased by 11.25% to Rmb5.5780 billion in 2002 from Rmb5.0140 billion of last year.

Financial Expenses

The financial expenses of the Company and its subsidiaries was decreased by 35.91% to Rmb510.3 million in 2002 from Rmb796.2 million of last year. The financial expense of the original twelve power plants was Rmb492.0 million which decreased by 43.29% from Rmb867.5 million of last year. The overall reduction of financial expenses was mainly due to the significant decrease of debt balances of the Company and its subsidiaries in 2002. In addition, in order to reduce the interest expenses, the Company grasped the opportunity of declining market interest rate and borrowed loans with lower interest rate to refinance the high interest rate loans. As a result, the financial expense of the relevant loans was decreased by USD9.5 million in 2002.

Income Tax Expenses

Pursuant to the relevant tax regulations, the Company is a sino-foreign joint venture and enjoys the relevant tax holiday. Each of the power plants of the Company is exempted from PRC income tax for two years starting from the first profit-making year after covering any accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the Company's wholly owned power plants pay their respective income tax to local tax authorities, although they are not separate legal entities. The consolidated income tax expenses of the Company and its subsidiaries were Rmb980.9 million in 2002. The income tax expenses for the original twelve power plants and the four power plants acquired in current year amounted to Rmb873.5 million and Rmb107.4 million, respectively.

Jining Power Plant and Changxing Power Plant became wholly owned power plants of the Company in 2002. As approved by the relevant tax authorities, the income tax rate of Jining Power Plant was decreased from 33% to 15% effective from 1st September 2002, and the income tax rate of Changxing Power Plant was decreased from 33% to 16.5% effective from 1st July 2002.

Net Profit

The consolidated net profit of the Company and its subsidiaries increased by 13.63% to Rmb3.9210 billion from Rmb3.4507 billion of last year. The increase was primarily due to the increase of power output, the decrease of the financial expenses and the profit contributed by the four power plants acquired in current year.

The net loss of Dangdong Power Plant was Rmb104.4 million in 2002, which was decreased by 48.20% when compared to last year as the power output was substantially increased in 2002. The net loss of Shantou Oil-fired Power Plant was Rmb16.1 million in 2002, which was decreased by Rmb12.9 million.

Comparison of Key Financial Ratios
                                                          The Company and
                                                          its subsidiaries
-------------------------------------------------------------------------------

                                                       2002             2001
-------------------------------------------------------------------------------

Current ratio                                          1.00             1.21
Quick ratio                                            0.88             1.13
Ratio of liabilities and shareholders' equity          0.56             0.65
Multiples of interest earned                           8.28             5.35
-------------------------------------------------------------------------------


After the acquisition of Shidongkou First Power Plant, Taicang Power Plant, Huaiyin Power Plant and Changxing Power Plant, the Company still maintained its strong debt repayment ability.

As at 31st December 2002, the loans denominated in foreign currencies of the Company and its subsidiaries amounted to approximately USD1.122 billion (including USD20 million liability component of convertible notes), of which USD262 million was repayable within one year. The Company and its subsidiaries will closely monitor the fluctuation in the foreign exchange market and cautiously assess the exchange rate risk.

Most of the long-term loans of the Company and its subsidiaries were fixed-rate loans. As at 31st December 2002, the balance of the floating-rate loans of the Company and its subsidiaries amounted to approximately USD433 million according to the loan agreements. The Company and its subsidiaries made use of interest rate swap contracts, when appropriate, to manage the risk of interest rate fluctuations.

Calculation formula of the financial ratio:

Ratio of liabilities to              =     balance of liabilities at the end
shareholders' equity                       of the year/balance of shareholders'
                                           equity at the end of the year

Current ratio                        =     balance of current assets at the end
                                           of the year/balance of current
                                           liabilities at the end of the year

Quick ratio                          =     (balance of current assets at the end
                                           of the year - net amount of inventory
                                           at the end of the year)/balance of
                                           current liabilities at the end of
                                           the year

Multiples of interest earned         =     (profit before  taxation + interest
                                           expenses)/interest expenditure
                                           (including capitalised interest)

Dividend Payable

On 12th March 2003, the Board of Directors proposed a dividend of Rmb0.34 per ordinary share, totaling approximately Rmb2.040 billion for the year ended 31st December 2002. The proposed dividend distribution is subject to shareholders' approval in their next general meeting.

Corporate Governance

In 2002, the Company continues to make efforts to perfect its corporate governance. The Company made structural modification of its Board of Directors and Supervisory Committee by reducing internal directors and increasing independent directors, thus resulting in one third of the members of the Board of Directors being independent directors.

At the end of 2002, the Company, in accordance with the resolutions passed at a shareholders' general meeting, set up four special committees, namely, the Strategy Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee, and formulated the working regulations for such committees in accordance with the relevant rules and regulations. All committees will operate in accordance with the working rules and utilise their members' specific background, experience and industry expertise to provide advice to the Company, so as to enhance the operation efficiency of the Company and to make the decision-making process more rationalised.

The main duties of the Strategy Committee are to advise the Company on, and conduct research in relation to, its long term development strategies and decisions regarding significant investments.

The main duties of the Audit Committee are to provide proposal in relation to the appointment or change of external auditors, to oversee the Company's internal audit system and its implementation, to co-ordinate the communication between the internal audit department and external auditors, to examine the Company's financial information and its disclosure; and to oversee the Company's internal control system.

The main duties of the Nomination Committee are to conduct study and provide advice in relation to the requirements for selection of directors and managers and the relevant procedures; to search for the qualified candidates of directors and managers, and to examine the candidates of directors and managers and advise matters in relation thereto.

The main duties of the Remuneration and Appraisal Committee are to conduct research on the appraisal guidelines for directors and managers, to carry out performance appraisals and provide advice accordingly, and to conduct research on the remuneration policy and proposal regarding the directors and senior management.

The members of the special committees are as follows:

Strategy Committee:
      Chairman: Mr Li Xiaopeng
      Vice-chairman: Mr Zheng Jianchao
      Members: Mr Wang Xiaosong, Mr Ye Daji, Mr Huang Jinkai,
               Mr Liu Jinlong, Mr Qian Zhongwei

Audit Committee:
      Chairman: Mr Xia Donglin
      Members: Mr Wang Xiaosong, Mr Shan Qunying, Mr Zheng Jianchao, Mr Qian Zhongwei

Nomination Committee:
      Chairman: Mr Qian Zhongwei
      Members: Mr Huang Jinkai, Mr Yang Shengming, Mr Gao Zongze and Mr Zheng Jianchao

Remuneration and Appraisal Committee:
      Chairman: Mr Gao Zongze
      Members: Mr. Liu Jinlong, Mr Xu Zujian, Mr Zheng Jianchao and Mr. Xia Donglin

Questions Frequently Asked by Investors

1. What are the situations with Huaneng Group's assets? How is the scope of assets for acquisition by the Company in the future? What will be the sources of fund for such future acquisitions?

     The Company, on the one hand, will continue to acquire assets from the parent company, and, on the other hand, will select suitable opportunities to acquire assets outside the parent company.

     After the power reforms, taking into account of the projects under construction, the power generation capacity controlled by Huaneng Group will increase from 25,662 MW to 37,970 MW; if excluding the generation capacity related to the projects under construction and equity participation, the wholly-owned or controlled generation capacity totals 30,132 MW; generation capacity on an equity basis is 19,380 MW. The recent objective of Huaneng Group is: by 2010, the power generation capacity will reach 60,000 MW, an increase of approximately 30,000 MW when compared with the present figure; and will reach 120,000 MW by 2020. As the ultimate parent company, Huaneng Group, after its restructuring, reiterated that it will coutinue to fully support the development of the Company and give right of first refusal to the Company in terms of project development and sale of assets.

     Sources of funds for future acquisitions include internal surplus cash and funds obtain through financing. Regarding the financing, equity financing and debt financing or a combination of various methods will be considered.

2. Why did the Company acquire Shenzhen Energy at a relatively high price?

     Firstly, through the acquisition, we may share the good assets portfolio and profitability of Shenzhen Energy at a reasonable price. In view of its more than 10 years' development experience and the full support of the Shenzhen Municipal Government, Shenzhen Energy has become the largest independent power generation group of Shenzhen and is also one of the leading independent power producers in the power grids of Guangdong province.

     Secondly, through the transaction, we have strategically entered into the Shenzhen power market and enlarged our market share in Guangdong. The sound economic foundation and development of Shenzhen will bring the continued and strong growth in power consumption. Also, Shenzhen Energy controls more than 75% of the aggregate generation capacity of Shenzhen.

     Thirdly, we may benefit from more development opportunities by way of Shenzhen Energy's market position and its new project development capabilities. Investing in Shenzhen Energy does not only immediately increase our market share in such market, but also provides opportunities for development of new projects in such region in the future.

     Fourthly, through the transaction, our earnings per share will be increased.

     This acquisition is the Company's first acquisition outside Huaneng Group after the announcement of the power sector reform and is also the Company's first acquisition obtained through international bidding, thus it have a significant meaning to the Company. Currently, the transaction is pending approvals from the relevant governmental authorities.

3. Please give an account on the progress of the Three Gorges project and its effect on the Company

     The Three Gorges Power Station is currently the largest hydro-power station in the world with an aggregate generation capacity of 18,200 MW. From 2003 to 2009, 26 generating units will commence operation successively. On the basis of design, the average annual power generation volume of the power station is 84.7 billion kWh. Recently the State Council has approved the proposal on the power energy consumption of the Three Gorges Hydro-power Station taking into account of issues including balancing, consumption and pricing of the power receiving regions. Eight provinces and one city including Hubei, Henan, Hunan, Jiangxi, Shanghai, Jiangsu, Zhejiang, Guangdong and Anhui have been confirmed as the power consumption regions of the Three Gorges Hydro-power Station. Hence, 3,000,000kW and 7,200,000kW will be transmitted to Guangdong and Eastern China respectively, with the remainder being transmitted to Central China.

     New projects proposed to be developed by the Company in East China and government approval for new projects in such region have taken into account of factors including growth in local power demand and transmission of electricity from the Three Gorges.

4. What will be the impact of "West-East Power Transmission" on the Company?

     Both the development of hydro-power in the southwestern region and the Three Gorges project are major project for the nation's economic development during the Tenth Five-year Plan period. Their development and construction not only takes into account of the energy structure and environmental protection factors, but also serves to satisfy the ever-increasing power demand in the PRC. Although the successive commencement of operating such projects will increase power supply and will occupy some market shares, it will not have a significant impact on the Company because of the great potential in power demand in the economically vibrant southeastern coastal region.

     Also, the development of hydro-power requires the coordination of thermal power plants. Long distance power transmission requires the support of a power source centre. This will be an advantage for our power plants, ensuring stable power generation at these plants.

5. How does the Company control the increase in fuel costs?

     The Company controls the price in fuel costs mainly by the following measures:

     (1) to control coal procurement costs and to reduce transportation costs and storage loss;

     (2) to continue to promote coal blending and burning work in order to off-set the price increase of the originally designed major burning coal types;

     (3) to further reduce the oil consumption of certain power plants through enhancing the operating efficiency of the generating units;

     (4) to reduce unit coal consumption through optimising the operational mode of the generating units;

     (5) economies of scale of centralized coal procurement of the Company is instrumental in reducing procurement costs.

Report of the Board of Directors

The Board presents the report and the audited financial statements of the Company and its subsidiaries for the year ended 31st December 2002.

BUSINESS OF THE COMPANY AND OPERATING RESULTS

In 2002, the Company achieved remarkable results by overcoming various unfavourable external conditions as a result of the joint efforts of all the staff and management of the Company. In terms of electricity production, the Company's annual generation exceeded its target for the year. Regarding the operation management, the Company continued to effectively control and manage costs. During the year, the Company acquired from Huaneng Group 100% equity interest in Shanghai Shidongkou First Power Plant, 75% equity interest in Taicang Power Plant, 63.64% equity interest in Huaiyin Power Plant and all net assets of Changxing Power Plant. These acquisitions will increase the Company's market shares in East China, a region undergoing high economic growth and faced with strong demand for electricity. They have also enabled the Company to enter the market of Zhejiang Province, one of the fastest growing power markets in the PRC, for the first time.The Board of Directors is satisfied with the operating results of 2002.

Please refer to pages 60 to 114 of the financial statements for the operating results of the Company and its subsidiaries for the year ended 31st December 2002.

Summary of Financial Information

Please refer to the Financial Highlights on page 16 for summary of the operating results and assets and liabilities of the Company and its subsidiaries for the year ended 31st December 2002.

Dividends

The Board of Directors proposed to distribute a dividend of Rmb0.34 per share for year 2002 to all the shareholders.

Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Save and except for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, dividends on foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to Rmb8.2725 and HK$1 to Rmb1.06095 respectively.

All the dividends will be paid before 30th June 2003, subject to the approval of the Annual General Meeting of the Company's shareholders.

Bank Loans and Other Borrowings

Please refer to Notes 23 to 25 of the financial statements for details of bank loans and other borrowings of the Company and its subsidiaries as at 31st December 2002.

Capitalized Interest

Please refer to Note 10 of the financial statements for details of the Company and its subsidiaries' capitalized borrowing costs during the year.

Fixed Assets

Please refer to Note 10 of the financial statements for changes in the fixed assets of the Company and its subsidiaries during the year.

Reserves

Please refer to Note 20 of the financial statements for the reserves of the Company, including allocation of statutory fund during the year ended 31st December, 2002.

Subsidiaries and Associated Companies

As regards the subsidiaries and associate companies of the Company, please refer to Notes 11 and 12 of the financial statements.

Changes in Shareholders' Equity

Please refer to the Statement of Changes in Shareholders' Equity of the financial statements.

Staff Retirement Scheme

Please refer to Note 8 of the financial statements for the Staff Retirement Scheme.

Pre-emptive Rights

According to the Articles of Association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

Major Suppliers and Customers

The five major suppliers of the Company for year 2002 were coal suppliers, namely Shenhua Coal Transportation Company, Datong Mineral Bureau, Yangquan Mineral Bureau, Shanxi Coking Coal Group and Zhun Ge Er Company. The amount of coal supplied by the five major suppliers was about 31.7% of the total coal consumption of the Company in 2002.

As an independent power producer, the Company sold the electricity generated by its power plants through local power companies and did not have other customers.

None of the directors, supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) had any interests in the five largest suppliers or customers mentioned above of the Company in 2002.

Connected Transactions
The Independent Directors of the Company confirmed that all connected transactions in 2002 to which the Company and/or any of its subsidiaries was a party:

1. had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

2. had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

3. had been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.

      The auditors of the Company have reviewed the connected transactions of the Company and confirmed to the Directors that:

      (a) the transactions had been approved by the Directors; and

      (b) the transactions were made in accordance with the terms of the related agreements governing such transactions.

Please refer to Note 7 of the financial statements for a brief description of the connected transactions.

Share Capital Structure
As at 31st December 2002, the total issued share capital of the Company, excluding the shares which might be converted from the convertible notes, was 6,000,273,960 shares, of which 4,500,000,000 shares were domestic shares, representing approximately 75% of the total issued share capital, and 1,500,273,960 shares were foreign shares, representing approximately 25% of the total issued share capital. For domestic shares, HIPDC owns a total of 2,554,840,000 shares, representing 42.58% of the total issued share capital of the Company. Other domestic shareholders hold a total of 1,945,160,000 shares, representing 32.42% of the total issued share capital.

The USD230 million convertible notes issued by the Company are convertible into foreign shares of the Company at a price of USD29.2 for each American Depositary Share on or before 21st May 2004. According to the terms as stipulated in the convertible notes and at the request of a noteholder, the Company redeemed an aggregate amount of USD209,685,000 convertible notes on 21st May 2002 and issued 273,960 overseas listed shares to holders of convertible notes as a conversion of USD200,000 convertible notes on 21st August 2002. As at 31st December 2002, there was an aggregate amount of USD20,115,000 convertible notes which had not been redeemed. Assuming the convertible notes were fully converted into foreign shares of the Company, the total issued share capital of the Company would be increased by 27,554,760 foreign shares at most.

Purchase, Sale or Redemption of Shares
According to the terms as stipulated in the convertible notes issued by the Company and at the request of a noteholder, the Company redeemed an aggregate amount of USD209,685,000 convertible notes on 21st May 2002 and issued 273,960 overseas listed shares to a holder of convertible notes as a conversion of USD200,000 convertible notes on 21st August 2002. Save and except for the above, the Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2002.

Directors' and Supervisors' Right to Purchase Shares
For the year ended 31st December 2002, none of the directors, senior executives, supervisors or other associates had any beneficial interests in the securities or debt instruments of the Company which were required to be recorded in the register pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies. The Company did not have any arrangement during 2002 whereby the above persons would acquire benefits by means of the acquisition of shares in, or debentures of the Company or other corporate body.

Shareholding of Major Shareholders
The following table sets forth the shareholding position of the Company's shares as at 31st December 2002:

------------------------------------------------------------------------------------------------
                                                               No. of Shares     Percentage of
                                                                 outstanding      Shareholding
                                                                (in thousands)         (%)
------------------------------------------------------------------------------------------------
Domestic Shares

Huaneng International Power Development Corporation                2,554,840             42.58
Hebei Provincial Construction Investment Company                     452,250              7.54
Fujian International Trust & Investment Company                      334,850              5.58
Jiangsu Province International Trust & Investment Company            312,375              5.20
Liaoning Energy Corporation                                          229,685              3.83
Dalian Municipal Construction Investment Company                     226,125              3.77
Nantong Investment Management Centre                                  67,875              1.13
Shantou Electric Power Development Company                            46,500              0.77
Shantou Power Development Joint Stock Company Limited                 19,000              0.32
Dandong Energy Investment Development Centre                           6,500              0.11
Domestic public shares                                               250,000              4.17
Sub-total                                                          4,500,000             75.00
Foreign Shares                                                     1,500,274             25.00
TOTAL                                                              6,000,274            100.00
------------------------------------------------------------------------------------------------

Save as aforesaid, the Company had no notice of any interest required to be recorded under section 16(1) of the Securities (Disclosure of Interests) Ordinance.

Directors' and Supervisors' Interest in Contracts and Service Contracts
Save for the service contracts mentioned below, as at the end of 2002, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every director and supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

On 23rd December 2002, the Company commenced an extraordinary general meeting to approve the resolutions relating to the change of session of directors and supervisors. The appointment of the new session of directors took effect on the date of the passing of the relevant resolutions and the term of services was three years commencing from such appointment date.

Staff Housing

The Company made allocation to the housing common reserve fund for its employees in accordance with the relevant PRC regulations.

Staff Medical Insurance Scheme

During year 2002, the Company and its subsidiaries have fulfilled their obligations regarding staff medical insurance in accordance with the relevant rules and regulations imposed by the local governments of the places where they are located. The Directors of the Company are of the view that the performance of such obligations by the Company did not and will not have significant impact on the Company's financial position.

Major Events

In 2002,

1. The Company acquired from Huaneng Group 70% of the equity interest in the registered capital of Shidongkou First Power Plant, 70% of the equity interest in the registered capital of Taicang Power Plant, 44.16% of the interest in the registered capital of Huaiyin Power Plant and all net assets of Changxing Power Plant. The acquisition was effective on 1st July 2002, thereby increasing the generation capacity of the Company by 1,687 MW.

2. After formal announcement of the power sector reform scheme, the Company acquired the remaining 30% equity interest in the registered capital of Shidongkou First Power Plant and the remaining 5% equity interest in the registered capital of Taicang Power Plant formerly owned by Huaneng Group. This acquisition has made Shidongkou First Power Plant a wholly-owned power plant of the Company and has enhanced the competitiveness of the Company in East China.

3. The transfer of 19.48% equity interest in Huaiyin Power Plant from Jiangsu Huaiyin Investment Company to the Company has enabled the Company to get the controlling right of Huaiyin Power Plant and obtain the development right of Huaiyin Power Plant Phase Two. This acquisition was effective on 31st December 2002.

4. The Company has acquired 3% of the shareholding in China Chang Jiang Power Co. Ltd., taking the first step in the development of hydro-power.

5. The Company entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their thermal power plants. By entering into the Entrusted Management Agreement, the Company will further accumulate management experience as a result of the expansion of the Company's operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.

6. On 23rd December 2002, the Company convened an extraordinary general meeting to approve the resolutions relating to change of session of the board of directors. Messrs. Li Xiaopeng, Wang Xiaosong, Ye Daji, Huang Jinkai, Liu Jinlong, Shan Qunying, Yang Shengming and Xu Zujian were elected directors of the fourth session of the board of directors of the Company. Messrs. Gao Zongze, Zheng Jianchao, Qian Zhongwei and Xia Donglin were elected independent directors of the fourth session of the board of directors of the Company.

7. On 23rd December 2002, the Company convened an extraordinary general meeting to approve the resolutions relating to the change of session of supervisors. Messrs. Wei Yunpeng, Liu Shuyuan, Pan Jianmin, Li Yonglin, Shen Weibing and Shen Zongmin were elected supervisors of the fourth session of supervisors of the Company.

8. On 23rd December 2002, the Company convened an extraordinary general meeting to approve the resolution relating to the establishment of the Strategy Committee, Audit Committee, Nomination Committee, and Remuneration and Appraisal Committee.

9. On 23rd December 2002, the Company convened the first meeting of the fourth session of the board of directors. The meeting has approved the resolution in relation to the proposal regarding the election of the Chairman and Vice Chairman of the fourth session of the board of directors. Mr Li Xiaopeng was elected the Chairman and Mr Wang Xiaosong was elected Vice Chairman of the fourth session of the board of directors of the Company.

10. The proposal regarding the appointments of the Vice President, Chief Economic Engineer, Chief Accountant was considered and approved in the first meeting of the fourth session of the board of directors. Messrs. Na Xizhi, Li Shiqi and Huang Jian were appointed Vice President, Chief Economic Engineer and Chief Accountant of the Company respectively.

In 2003,

11. The Company entered into an agreement with Shenzhen Municipal Investment Management Corporation and Shenzhen Energy Group Co., Ltd. to acquire 25% interest of the enlarged share capital of Shenzhen Energy Group Co., Ltd. by way of international tendering. After the transaction has obtained the relevant government approvals, the Company will be able to enlarge its market shares in Guangdong area, a fast growing market for power demand.

Code of Best Practice

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

The Company established an audit committee on 23rd December 2002 with written terms of reference. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Company.

The audit committee comprises five members, among whom two are non-executive Directors, namely, Messrs. Wang Xiaosong and Shan Qunying, and three are independent directors, namely, Messrs. Xia Donglin, Zheng Jianchao and Qian Zhongwei.

The audit committee has reviewed the Company's financial report for the year ended 31st December 2002 and was of the view that the report has complied with all applicable accounting standards and relevant regulations and laws, and has made sufficient disclosure.

Designated Deposit

As at 31st December 2002, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposits which could not be recovered.

Legal Proceedings

As at 31st December 2002, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

Annual General Meeting and Closure of Register

The annual general meeting for 2002 will be held on 28th May 2003. The H share register of the Company will be closed from 28th April 2003 to 27th May 2003 (both dates inclusive). Shareholders on the H share register as at 8th May 2003 will be entitled to attend the annual general meeting of the Company and to receive the dividends for 2002.

                                                     By Order of the Board
                                                          Li Xiaopeng
                                                           Chairman

Beijing, the PRC
12th March 2003

Report of the Supervisory Committee

To: All Shareholders

During this reporting period, all members of the Supervisory Committee, aiming at protecting the interest of the shareholders and the benefit of the Company, have performed their supervisory functions in accordance with the Company Law of the People's Republic of China ("Company Law"), the relevant provisions in the Articles of Association of the Company and relevant laws and regulations. By following the principle of acting honestly and in good faith, the Supervisory Committee has carried out its work diligently. The Supervisory Committee has also conducted review on the operational situation and financial position of the Company for 2002 and the performance of duties of the senior management of the Company. On behalf of the Supervisory Committee of the Company, I am pleased to submit the working report as follows:

I.    Working Report of the Supervisory Committee for 2002

      During the reporting period, the Supervisory Committee has held four meetings. Details of the time, venue, attendance and contents of the meeting are as follows:

      1. On 12th March 2002, the fourth meeting of the third session of the Supervisory Committee was held in Beijing. All three members of the Supervisory Committee attended the meeting. At the meeting, the Working Report of the Company's Supervisory Committee for 2001, the audited financial statement of the Company for 2001, the Company's budget for 2002, the Company's profit distribution plan for 2001, the Company's profit distribution policy for 2002 and the annual report of the Company of 2001, together with its extract were discussed and approved.

      2. On 7th August 2002, the fifth meeting of the third session of the Supervisory Committee was convened in Beijing. All three members of the Supervisory Committee attended the meeting. The Company's interim report of 2002 and its extract were discussed and approved at the meeting.

      3. On 5th November 2002, the sixth meeting of the session of the Supervisory Committee was held in Beijing. All three members of the Supervisory Committee attended the meeting. The resolutions in relation to the amendments to the Articles of Association of the Company and change of session of Company's Supervisory Committee were discussed and approved.

      4. On 23rd December 2002, the first meeting of the fourth session of the Supervisory Committee was held in Beijing. All seven members of the Supervisory Committee attended the meeting. The resolution regarding the election of the chairman and vice-chairman of the fourth session of the Supervisory Committee of the Company was discussed and approved.

      During the reporting period, the Supervisors of the Company attended all meetings of the Company's board of directors, the annual general meeting of 2001 and those three extraordinary general meetings in 2002. At such meetings, all members of the Supervisory Committee conducted careful review and supervision on the lawful operation of the Company.


II. Independent Opinions of the Supervisory Committee on the Relevant Matters of the Company in 2002

      1.    Lawful Operation of the Company

            The Supervisory Committee performed effective supervision on the procedures for convening the shareholders' meeting and board meetings, adoption of resolutions, implementation of the resolutions of the shareholders' meeting by the Board of Directors, performance of duties of the senior management of the Company and internal management system of the Company according to the relevant laws and regulations.

            The Supervisory Committee is of the view that the Board of Directors is capable of conducting standardised operation in strict compliance with the Company Law, the Securities Law, the Articles of Association of the Company and the relevant regulations and systems and members of the Board of Directors have performed dutifully and diligently and their decisions are scientific and reasonable. The management systems of the Company are effective and the business activities of the Company are lawful. When examining the financial conditions of the Company and supervising the performance of duties by the directors and senior management personnel of the Company, it was found that their behaviour has not contravened any relevant laws and regulations and has not caused any damage to the interests of the shareholders.

      2.    Examining the Financial Conditions of the Company

            The Supervisory Committee has carefully examined and verified various materials to be submitted by the Board of Directors to the annual general meeting for consideration, including the working report of the board of directors for 2002, financial reports of the Company for 2002, profit distribution proposal of the Company for 2002 and the 2002 financial statements audited by the auditors inside and outside the PRC for which unqualified opinions are issued.

            The Supervisory Committee is of the view that the financial reports of the Company for 2002 are true and reliable and objectively reflect the financial positions and operating results of the Company. The Supervisory Committee agreed to the auditors' report issued by the Company's auditors and the profit distribution proposal of the Company for 2002.

      3.    Use of the Funds Raised by the Company

            The recent fund raising by the Company was the issue of A Shares in November, 2001 raising a total of Rmb2.7825 billion. The Company is strictly complying with the undertaking in the A Share prospectus and the proceeds from the A Share issue will be used to repay the Company's borrowings. At at 1st January 2002, the unused proceeds were Rmb1.165 billion and all of them were applied to repay the due debt in the first half of 2002. The Supervisory Committee is of the view that the proceeds from the recent fund raising of the Company are used in the same items as those undertaken in the prospectus.

      4. Transactions relating to Acquisition and Disposal of Assets During this reporting period, the Company has not conducted any transaction relating to acquisition or disposal of assets. No insider transactions have been found and there are no conditions damaging the interests of shareholders or causing asset loss of the Company.

            In order to strengthen its competitiveness, the Company has completed a number of acquisitions of good quality generation assets during the reporting period. The Supervisory Committee is of the view that during the reporting period, the consideration paid by the Company for the acquisitions was reasonable, and was in the interest of the Company and all of its shareholders.

      5.    Fairness of the Connected Transactions

            During the reporting period, the connected transactions of the Company are fair and reasonable and there are no conditions detrimental to the interests of the Company.

      6.    Implementation of the Resolutions of the Shareholders' Meeting

            During this reporting period, all members of the Supervisory Committee participated in all board meetings of the Company and attended four shareholders' meetings. The Supervisory Committee does not have any objection to the reports and proposals submitted by the Board of Directors to the shareholders' meetings. The Supervisory Committee conducted careful supervision on the implementation of the resolutions adopted at the shareholders' meetings. The Supervisory Committee is of the view that the Board of Directors is capable of seriously performing the resolutions adopted at the shareholders' meetings.

      The Supervisory Committee will continue to live up to the shareholders' expectations in the forthcoming year and as usual will work hard to safeguard the interests of the Company and its shareholders and act in strict compliance with the Company Law and the relevant provisions of the Articles of Association of the Company for the purpose of regulating its operation. The Supervisory Committee will perform its supervisory functions according to law, act on the basis of honesty and credibility, enhance its supervision strength and continue to work hard.

      I hereby report as above.

By Order of the Supervisory Committee
Wei Yunpeng
Chairman of the Supervisory Committee

11th March 2003

Profiles of Directors, Supervisors and Senior Management

Directors

Li Xiaopeng Mr. Li is Vice President of State Power Corporation, Chairman of the Company, Chairman and President of HIPDC, as well as President of China Huaneng Group. From June 1994 to December 2002, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC and Chairman of Huaneng Group. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. Mr. Li is a senior engineer and graduated from the North China Institute of Electric Power specializing in power plants and power systems.

Wang Xiaosong Mr. Wang is Vice Chairman of the Company, Director and Vice President of HIPDC, and Vice President of Huaneng Group. From June 1994 to December 2002, he was General Manager of the Capital Market Department of the Company, Vice President of the Company, Vice President of HIPDC and Director of Huaneng Group. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration. Mr. Wang is a senior engineer and graduated from Beijing Institute of Electric Power specializing in thermal power engineering.

Ye Daji Mr. Ye is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch and General Manager of Huaneng Shanghai Shidongkou Second Power Plant. From December 1995, he was Vice President of the Company, Vice President of HIPDC and Director of Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Shanghai Shidongkou Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

Huang Jinkai Mr. Huang is the Director of the Company. He served as Director (General Manager) of the Northeast Power Administration, Chairman of the Company, Chairman of HIPDC, General Manager (Director) of North China Power Group Corporation (Power Administration) and Vice Chairman of Huaneng Group. He is a senior engineer and graduated from Shenyang Agricultural Institute, specialising in agricultural electrization.

Liu Jinlong Mr. Liu is the Director of the Company. He served as General Manager of Central China Power Group Corporation and Director of Central China Power Administration, Chairman, General Manager, Vice Chairman of Huaneng Group. Mr. Liu is a senior engineer and graduated from Wuhan Hydroelectric Institute, specialising in power generation.

Shan Qunying Mr. Shan is Director of the Company and Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company. Mr. Shan is a senior engineer and graduated from the former Beijing Steel Institute specializing in automation.

Yang Shengming Mr. Yang is Director of the Company, Vice President of Fujian International Trust and Investment Company Limited and Chairman of Fujian International Leasing Company. Mr. Yang is a senior economist and graduated from Beijing Light Industries Institute.

Xu Zujian Mr. Xu is Director of the Company and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd., Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company. Mr. Xu is a senior economist. He graduated from Liaoning Finance Institute majoring in infrastructure finance.

Gao Zongze Mr. Gao is an independent Director of the Company and Senior Partner at C&I Partners. He is an approved arbitrator of China International Economic and Trade Arbitration Commission and China Marine Affairs Arbitration Commission and President of All China Lawyers Association. Mr. Gao graduated from Dalian Marine Institute and received a master's degree in law from the Law Department of the Graduate School of the Institute of China Academy of Social Sciences.

Zheng Jianchao Mr. Zheng is an independent Director of the Company and Honorary President of Electric Power Research Institute in China and Vice Chairman of its Academic Committee. He was elected Fellow of Chinese Academy of Engineering in 1995. He is Vice President of China Electrical Engineering Institute, editor-in-chief of the Journal of Chinese Electrical Engineering and chief of the Science and Technology Committee of China Guangdong Nuclear Power Group Corporation. Mr. Zheng graduated from Qinghua University majoring in electrical engineering and graduated from its Graduate School.

Qian Zhongwei Mr. Qian is an independent Director of the Company and Vice President of the United Association of China Electric Enterprises. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Chief of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau and President of Eastern China Power Group Company. Mr. Qian is a senior engineer and graduated from the electrical engineering department of Qinghua University.

Xia Donglin Mr. Xia is an independent Director of the Company, a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, committee member of the China Accounting Society, and independent director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University. Mr. Xia is a certified public accountant (non-practising member). He graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics.

Supervisors

Wei Yunpeng Mr. Wei is Chairman of the Supervisory Committee of the Company, Chief Accountant of Huaneng Group, Chief Accountant of HIPDC and Chairman of China Huaneng Finance Limited Liability Company. He served as Chief Accountant of the Company. He is a senior accountant. He graduated from Hunan Institute of Electric Power, specialising in Finance and Accounting.

Liu Shuyuan Mr. Liu is Vice Chairman of the Supervisory Committee, President of Liaoning Enterprises Group Company and Liaoning Energy Corporation. He has been the General Manager of Liaoning Tieling Steel Plant, Director of Tieling Municipal Construction Commission and Assistant to the Mayor. Mr. Liu is a senior economist and a postgraduate specializing in economic management.

Pan Jianmin Mr. Pan is a member of the Supervisory Committee of the Company and General Manager of the Finance Department of China Huaneng Group. He has served as Deputy Division Chief of the Finance Department and Deputy General Manager of the Supervising and Auditing Department of China Huaneng Group and Deputy General Manager of Beijing Huaneng Real Estate Development Company. Mr. Pan is a senior accountant and graduated from Liaoning Economic and Finance Institute specializing in infrastructure finance and credit.

Li Yonglin Mr. Li is a member of the Supervisory Committee and Director of the Power Department of Dalian Municipal Construction Investment Company. He was a departmental grade researcher of the Energy and Transportation Department of Dalian Municipal Planning Committee. Mr. Li graduated from Changchun Hydro-electric School of Ministry of Water Resources and Electric Power, specializing in power plants and power system.

Shen Weibing Mr. Shen is Supervisor of the Company and Chief Officer of Nantong Investment Management Center. He was the Vice President and President of Nantong Municipal Oil Company, Vice President and legal representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer of Nantong Investment Management Centre. Mr. Shen graduated from the Department of Materials Management of Beijing Materials Management Institute. In 2002, he studied the MBA course in Nanjing University and obtained a master degree in busines administration. Mr. Shen is a senior economist.

Shen Zongmin Mr. Shen is Supervisor of the Company and President of Shantou Electric Power Development Company and Chairman of Shantou Power Development Joint Stock Company Limited. Previously, he was the President of Shantou Light Industry Mechanical (Group) Company.

Zhao Xisheng Mr. Zhao is Supervisor and Senior Consultant of the Company. He has served as Deputy General Manager of the Finance Department, General Manager of the Management Department of the Company and the General Manager of the Company's Supervising and Auditing Department. Before joining the Company, he served as Section Chief, Deputy Chief Accountant and Deputy General Manager of Beijing Shijingshan Power Plant. Mr. Zhao is a senior accountant and graduated from the People's University of China specializing in industrial economics.

Senior Management

Ye Daji (Mr), aged 57, is Director and President of the Company. After joining the Company, he has been Deputy General Manager of Huaneng Shanghai Branch, General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Vice President of the Company, Vice President of HIPDC and Director of Huaneng Group. Before joining the Company, he had served as Deputy Chief Engineer of Shanghai Shidogkou Power Plant. Mr. Ye is a senior engineer and graduated from Shanghai Jiaotong University specializing in mechanical engineering.

Na Xizhi (Mr), aged 49, is Vice President of the Company and Adjunct Deputy Chief Engineer of Huaneng Group. Before he joined the Company, he served in Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, the Power Safety and Production Department, and Deputy Chief Engineer of Huaneng Group. Previously, Mr Na was the Vice General Manager of Fuxin Power Plant, Deputy Officer of the Planning Departmnet of Suizhong Power Plant, Deputy Chief and Chief of the Bio-technology Department of Northeast Power Administration Bureau, and General Manager of Shenyang Zhenhai Thermal Power Plant. Mr Na is a senior engineer. He graduated from Wuhan Hydro-electric University, specializing in thermal power with a master of science degree.

Chen Baoliang (Mr), aged 48, is Vice President of the Company. He joined the Company in 1996 and has worked as General Manager of Huaneng Dalian Branch and Superintendent of Dalian Power Plant. Before joining the Company, he had been Deputy Chief Engineer of Liaoning Qinghe Power Plant, Deputy Chief of the Preparation Department and Deputy General Manager of the Construction of Tieling Power Plant and Superintendent of Yuan Bao Shan Power Plant. Mr. Chen is a senior engineer and graduated with an M.S. degree from North China Electric Power University specializing in thermal power engineering.

Huang Long (Mr), aged 49, is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he has served as Deputy General Manager and General Manager of the International Co-operation Department of the Company. Mr. Huang is a senior engineer and graduated with an M.S. degree from North Carolina State University in the U.S. specializing in communications and control.

Hu Jianmin (Mr), aged 48, is Vice President of the Company. From April 1998 to January 2001, he worked as Chief Engineer of Shandong Electric Power Group Corp. Before joining the Company, he had been Chairman of Shandong Rizhao Power Company Limited, General Manager of Shandong Liaocheng Power Plant, Shiheng Power Plant and Zouxian Power Plant respectively. Mr. Hu is a senior engineer and graduated from Shandong Industrial Institute specializing in relay protection.

Wu Dawei (Mr), aged 49, is Vice President of the Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. Mr. Wu is a senior engineer. He has obtained a Master of Business Administration degree from the Central Europe International Business School.

Liu Guoyue (Mr), aged 39, is Vice President of the Company. He joined the Company in 1987 and has served as the Deputy General Manager, Vice President and President of Shijiazhuang as well as the President of Huaneng Dezhou Power Plant. Mr. Liu is a senior engineer, graduated from Northern China Electric Power University with a bachelor degree in science and a bachelor degree in business management.

Li Shiqi (Mr), aged 46, is the Chief Economic Engineer of the Company. During the period from 1996 to 2002, he served as Chief Accountant of Beijing Branch Company of HIPDC, Deputy General Manager and General Manager of the Finance Department of the Company, and General Manager of the Marketing Department of China Huaneng Group. Before these, Mr. Li worked in Power Science Institute as Vice Supervisor, Deputy Chief, Chief and Deputy Chief Accountant and in Beijing Power Research and Hi-Tech Business Corporation as Chief Accountant. Mr. Li is a senior accountant and graduated from Renmin University of China, specializing in finance.

Huang Jian (Mr), aged 40, is the Chief Accountant of the Company. He previously served as Deputy Chief, Chief of the Finance Department of the Company, Chief Accountant of the Beijing Branch Company of HIPDC, Deputy General Manager of the Finance Department of the Company, Deputy Chief Accountant of the Company. Mr. Huang is a senior accountant and graduated from Finance and Administration Research Institute of the Ministry of Finance, specializing in accounting, with a master degree.

Corporate Information

Legal Address of the Company            West Wing, Building C
                                        Tianyin Mansion
                                        2C Fuxingmennan Street
                                        Xicheng District
                                        Beijing
                                        The People's Republic of China

Company Secretary                       Huang Long
                                        58, Xizhimenbei Street
                                        Haidian District
                                        Beijing
                                        The People's Republic of China

Authorised Representatives              Wang Xiaosong
                                        Huang Long

Hong Kong Share Registrar               Hong Kong Registrars Limited
                                        1901-5
                                        19/F, Hopewell Centre
                                        183 Queen's Road East
                                        Hong Kong

Depository                              Morgan Guaranty Trust Company
                                        60 Wall Street
                                        New York
                                        USA

Legal Advisers to the Company

As to Hong Kong law:                    Herbert Smith
                                        23rd Floor, Gloucester Tower
                                        11 Pedder Street, Central
                                        Hong Kong

As to PRC law:                          Haiwen & Partners
                                        Room 1016, Beijing Silver Tower
                                        No.2, Dong San Huan North Road
                                        Chaoyang District
                                        Beijing
                                        The People's Republic of China

As to US law:                           Skadden, Arps, Slate, Meagher & Flom LLP
                                        30th Floor, Peregrine Tower
                                        Lippo Centre
                                        89 Queensway
                                        Hong Kong
Auditors                                PricewaterhouseCoopers
                                        22nd Floor
                                        Prince's Building
                                        Central, Hong Kong

Listing Information

H Shares:                               The Stock Exchange of Hong Kong Limited
                                        Stock Code: 902

ADSs:                                   The New York Stock Exchange, Inc.
                                        Ticker Symbol: HNP

A Shares:                               Shanghai Stock Exchange
                                        Stock Code: 600011

Publications

The Company's interim and annual reports were published in August and April respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30th June. As the Company's A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:                                Huaneng Power International, Inc.
                                        West Wing, Building C
                                        Tianyin Mansion
                                        2C Fuxingmennan Street
                                        Xicheng District
                                        Beijing
                                        The People's Republic of China
                                        Tel: (8610) 6649 1999
                                        Fax: (8610) 6649 1860
                                        Website: http://www.hpi.com.cn

Hong Kong:                              Rikes Communications Limited
                                        Room 701, Wanchai Central Building
                                        89 Lockhart Road
                                        Wanchai
                                        Hong Kong
                                        Tel: (852) 2520 2201
                                        Fax: (852) 2520 2241

Auditors' Report

TO THE SHAREHOLDERS OF HUANENG POWER INTERNATIONAL, INC.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Huaneng Power International, Inc. (the "Company") and consolidated balance sheet of the Company and its subsidiaries as at 31st December, 2002 and the related consolidated statements of income and cash flows for the year then ended. These financial statements set out on pages 60 to 114 are the responsibility of the management of the Company and its subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and the financial position of the Company and its subsidiaries as at 31st December, 2002, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.



PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
12th March, 2003

Consolidated Income Statement

(Prepared in accordance with International Financial Reporting Standards) FOR THE YEAR ENDED 31ST DECEMBER, 2002
(Amounts expressed in thousands of Rmb, except per share data)

                                                                           For the year ended 31st December,
---------------------------------------------------------------------------------------------------------------------

                                                          Note                        2002                 2001
---------------------------------------------------------------------------------------------------------------------
Operating revenue, net                                      5                   18,474,469           15,791,362
---------------------------------------------------------------------------------------------------------------------

Operating expenses
  Fuel                                                                          (6,916,038)          (5,147,364)
  Maintenance                                                                     (607,951)            (765,712)
  Depreciation                                                                  (3,533,609)          (3,261,001)
  Labor                                                                         (1,035,740)            (807,136)
  Transmission fees                                                                (35,754)             (36,925)
  Service fees to HIPDC                                   7(a)                    (263,716)            (307,322)
  Others                                                   14                     (503,647)            (451,868)
---------------------------------------------------------------------------------------------------------------------

Total operating expenses                                                       (12,896,455)         (10,777,328)
---------------------------------------------------------------------------------------------------------------------

Profit from operations                                                           5,578,014            5,014,034
---------------------------------------------------------------------------------------------------------------------

  Interest income                                                                   83,015              113,081
  Interest expense                                                                (561,875)            (867,538)
  Bank charges and exchange losses, net                                            (31,405)             (41,758)
---------------------------------------------------------------------------------------------------------------------

Total financial expenses                                                          (510,265)            (796,215)
---------------------------------------------------------------------------------------------------------------------

Gain from disposal of investments                                                    1,288               24,671

Share of loss of associates                                11                      (11,145)              (5,381)
---------------------------------------------------------------------------------------------------------------------

Profit before tax                                           6                    5,057,892            4,237,109

Income tax expense                                         32                     (980,854)            (715,220)
---------------------------------------------------------------------------------------------------------------------

Profit before minority interests                                                 4,077,038            3,521,889

Minority interests                                         33                     (156,034)             (71,231)
---------------------------------------------------------------------------------------------------------------------

Net profit attributable to shareholders                                          3,921,004            3,450,658
---------------------------------------------------------------------------------------------------------------------

Proposed dividend                                          21                    2,040,093            1,800,000
---------------------------------------------------------------------------------------------------------------------

Proposed dividend per share (Rmb)                          21                         0.34                 0.30
---------------------------------------------------------------------------------------------------------------------

Basic earnings per share (Rmb)                             34                         0.65                 0.61
---------------------------------------------------------------------------------------------------------------------

Diluted earnings per share (Rmb)                           34                         0.65                 0.60
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


Balance Sheets

(Prepared in accordance with International Financial Reporting Standards)
AS AT 31ST DECEMBER, 2002
(Amounts expressed in thousands of Rmb)

                                                        The Company and
                                                         its subsidiaries                       The Company
                                                       As at 31st December,                As at 31st December,
---------------------------------------------------------------------------------------------------------------------------

                                         Notes             2002              2001              2002              2001
---------------------------------------------------------------------------------------------------------------------------

ASSETS

Non-current assets
  Property, plant and equipment, net      10         41,103,468        37,557,114        35,952,425        34,868,277
  Investment in an associate              11            200,960           226,488           200,960           226,488
  Investment in subsidiaries              12                 --                --         1,864,996           860,967
  Available-for-sale investments          13            254,990                --           254,990                --
  Other long-term assets                              1,067,838           970,759         1,330,449         1,611,755
  Goodwill                                14            126,560                --            45,612                --
  Less: Negative goodwill                 14         (1,978,227)       (2,225,505)       (1,978,227)       (2,225,505)
---------------------------------------------------------------------------------------------------------------------------

        Total non-current assets                     40,775,589        36,528,856        37,671,205        35,341,982
---------------------------------------------------------------------------------------------------------------------------

Current assets
  Inventories, net                        15            923,341           718,997           748,267           638,108
  Due from a subsidiary                                      --                --                --            18,266
  Other receivables and
    assets, net                           16            242,905           240,545           460,037           230,707
  Accounts receivable                     17          2,361,833         1,407,171         1,985,374         1,331,720
  Restricted cash                                        13,259                --            13,008                --
  Temporary cash
    investments                           18          1,141,502         6,224,070         1,136,356         5,995,752
  Cash and cash equivalents              35(a)        3,002,601         2,173,136         2,703,918         2,129,332
---------------------------------------------------------------------------------------------------------------------------

    Total current assets                              7,685,441        10,763,919         7,046,960        10,343,885
---------------------------------------------------------------------------------------------------------------------------

    Total assets                                     48,461,030        47,292,775        44,718,165        45,685,867
---------------------------------------------------------------------------------------------------------------------------

EQUITY AND LIABILITIES

Shareholders' equity
  4,250,000,000 PRC Domestic Shares,
    par value Rmb1.00 each,
    in form of legal person shares        19          4,250,000         4,250,000         4,250,000         4,250,000
  250,000,000 A shares,
    par value Rmb1.00 each                19            250,000           250,000           250,000           250,000
  1,500,273,960 Overseas
    Listed Foreign Shares,
    par value Rmb1.00 each                19          1,500,274         1,500,000         1,500,274         1,500,000
  Additional paid-in capital                         10,604,843        10,137,732        10,604,843        10,137,732
  Dedicated capital                       20          3,373,423         2,659,012         3,373,423         2,659,012
  Equity component of
    convertible notes                     22             44,647           510,506            44,647           510,506
  Retained earnings                                  10,392,873         8,986,280        10,392,873         8,986,280
---------------------------------------------------------------------------------------------------------------------------

    Total shareholders' equity                       30,416,060        28,293,530        30,416,060        28,293,530
---------------------------------------------------------------------------------------------------------------------------

Minority interests                        33            910,704           486,261                --                --
---------------------------------------------------------------------------------------------------------------------------

                                                         The Company and
                                                         its subsidiaries                       The Company
                                                       As at 31st December,                As at 31st December,
---------------------------------------------------------------------------------------------------------------------------

                                         Notes             2002              2001              2002              2001
---------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
  Liability component of
    convertible notes                     22            155,999                --           155,999                --
  Long-term loans
    from shareholders                     23            388,891           777,717           388,891           777,717
  Long-term bank loans                    24          8,464,521         8,691,246         6,463,815         8,081,033
  Other long-term loans                   25            331,389           106,799           225,000                --
  Other financial liabilities             38             19,397            14,875            19,397            14,875
  Deferred tax liabilities                29            121,853                --            15,030                --
---------------------------------------------------------------------------------------------------------------------------

    Total non-current liabilities                     9,482,050         9,590,637         7,268,132         8,873,625
---------------------------------------------------------------------------------------------------------------------------

Current liabilities
  Accounts payable and
    other liabilities                     26          3,734,350         2,657,223         3,583,488         2,496,379
  Taxes payable                           27            620,189           521,193           395,661           441,190
  Due to HIPDC                            7i            100,475            36,584           100,475            36,584
  Due to other related parties                               --             3,225                --             3,225
  Staff welfare and bonus payable                       233,566           376,193           231,726           362,310
  Short-term loans                        28            550,000            40,000           550,000                --
  Current portion of
    long-term loans
    from shareholders                     23            388,891            15,565           388,891            15,565
  Current portion of
    long-term bank loans                  24          1,928,732         2,630,008         1,783,732         2,630,008
  Current portion of
    other long-term loans                 25             96,013           283,273                --           174,368
  Liability component of
    convertible notes                     22                 --         1,703,443                --         1,703,443
  Put option of
    convertible notes                     22                 --           655,640                --           655,640
---------------------------------------------------------------------------------------------------------------------------

    Total current liabilities                         7,652,216         8,922,347         7,033,973         8,518,712
---------------------------------------------------------------------------------------------------------------------------

    Total equity and liabilities                     48,461,030        47,292,775        44,718,165        45,685,867
---------------------------------------------------------------------------------------------------------------------------


These financial statements have been approved for issue by the Board of Directors on 12th March, 2003.



                        Wang Xiaosong                             Ye Daji
                        Vice Chairman                            Director

The accompanying notes are an integral part of these financial statements.


Consolidated Statement of Changes
in Shareholders' Equity

(Prepared in accordance with International Financial Reporting Standards) FOR
THE YEAR ENDED 31ST DECEMBER, 2002
(Amounts expressed in thousands of Rmb)

-----------------------------------------------------------------------------------------------------------------------------
                                                            The Company and its subsidiaries
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            Equity
                                                                                         Component
                                            Additional                                          of
                                   Share      Paid-in                                  Convertible
                                  Capital     Capital                                         Notes     Retained
                                 (Note19)    (Note19)     Dedicated Capital (Note 20)     (Note 22)     Earnings     Total
-----------------------------------------------------------------------------------------------------------------------------

                                                     Statutory and
                                                     discretionary   Statutory
                                                           surplus      public
                                                           reserve     welfare
                                                              fund        fund  Sub-total
-------------------------------------------------------------------------------------------------------------------------------

Balance at 1st January, 2001      5,650,000  7,717,674   1,532,664      490,037   2,022,701    510,506   7,878,854  23,779,735
Effect of adoption of IAS 39
 (Note 22)                               --         --          --           --          --         --    (463,921)   (463,921)
Dividend relating to 2000                --         --          --           --          --         --  (1,243,000) (1,243,000)
Net profit for the year ended
  31st December, 2001                    --         --          --           --          --         --   3,450,658   3,450,658
Transfer to dedicated capital            --         --     363,606      272,705     636,311         --    (636,311)         --
Issuance and sale of
  350,000,000 new
  Domestic Shares, net of
  direct issuance costs
  (Note 19)                       350,000  2,420,058         --           --           --        --          --    2,770,058
-------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2001    6,000,000 10,137,732   1,896,270      762,742   2,659,012    510,506   8,986,280  28,293,530

Dividend relating to 2001                --         --          --           --          --         --  (1,800,000) (1,800,000)
Net profit for the year ended
  31st December, 2002                    --         --          --           --          --         --   3,921,004   3,921,004
Conversion of convertible notes
  to share capital (Note 22)            274      1,696          --           --          --       (444)         --       1,526
Redemption of convertible notes
  (Note 22)                              --    465,415          --           --          --   (465,415)         --          --
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                   --         --      15,398      (15,398)         --         --          --          --
Transfer to dedicated capital            --         --     408,235      306,176     714,411         --    (714,411)         --
-------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2002    6,000,274 10,604,843   2,319,903    1,053,520   3,373,423     44,647  10,392,873  30,416,060
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Statement of Changes in
Shareholders' Equity

(Prepared in accordance with International Financial Reporting Standards)
FOR THE YEAR ENDED 31ST DECEMBER, 2002
(Amounts expressed in thousands of Rmb)

-------------------------------------------------------------------------------------------------------------------------------
                                                                       The Company
-------------------------------------------------------------------------------------------------------------------------------

                                                                                           Equity
                                                                                        Component
                                           Additional                                          of
                                    Share    Paid-in                                  Convertible
                                  Capital    Capital                                        Notes      Retained
                                 (Note19)   (Note19)     Dedicated Capital (Note 20)     (Note 22)     Earnings      Total
-------------------------------------------------------------------------------------------------------------------------------

                                                   Statutory and
                                                   discretionary   Statutory
                                                         surplus      public
                                                         reserve     welfare
                                                            fund         fund  Sub-total
-------------------------------------------------------------------------------------------------------------------------------

Balance at 1st January, 2001      5,650,000  7,717,674  1,532,664    490,037   2,022,701    510,506     7,878,854    23,779,735
Effect of adoption of IAS 39
  (Note 22)                              --         --         --         --          --         --      (463,921)     (463,921)
Dividend relating to 2000                --         --         --         --          --         --    (1,243,000)   (1,243,000)
Net profit for the year ended
  31st December, 2001                    --         --         --         --          --         --     3,450,658     3,450,658
Transfer to dedicated capital            --         --    363,606    272,705     636,311         --      (636,311)           --
Issuance and sale of 350,000,000
  new Domestic Shares,
  net of direct issuance
  costs (Note 19)                   350,000  2,420,058         --         --          --         --           --      2,770,058

-------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2001    6,000,000 10,137,732  1,896,270    762,742   2,659,012    510,506     8,986,280    28,293,530

Dividend relating to 2001                --         --         --         --          --         --    (1,800,000)   (1,800,000)
Net profit for the year ended
  31st December, 2002                    --         --         --         --          --         --     3,921,004     3,921,004
Conversion of convertible notes
  to share capital (Note 22)            274      1,696         --         --          --       (444)          --          1,526
Redemption of convertible notes
  (Note 22)                              --    465,415         --         --          --   (465,415)          --            --
Transfer from statutory public
  welfare fund to discretionary
  surplus reserve fund                   --         --     15,398    (15,398)         --         --           --            --
Transfer to dedicated capital            --         --    408,235    306,176     714,411         --     (714,411)           --

-------------------------------------------------------------------------------------------------------------------------------

Balance at 31st December, 2002    6,000,274 10,604,843  2,319,903  1,053,520   3,373,423     44,647   10,392,873     30,416,060
-------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

(Prepared in accordance with International Financial Reporting Standards)
FOR THE YEAR ENDED 31ST DECEMBER, 2002
(Amounts expressed in thousands of Rmb)

                                                                                 For the year ended 31st December,
-----------------------------------------------------------------------------------------------------------------------------

                                                                  Note                        2002                 2001
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Profit before tax                                                                     5,057,892            4,237,109
   Adjustments to reconcile profit
     before tax to net cash provided
     by operating activities:
     Depreciation                                                                        3,533,609            3,261,001
     Amortization of prepaid land use rights                                                16,847               14,359
     Amortization of goodwill and
       negative goodwill                                                                  (246,128)            (247,279)
     Amortization of other long-term assets                                                 24,112               19,600
     Provision for bad debts                                                                15,826                1,030
     (Reversal of provision)/provision for inventory obsolescence                             (945)               2,576
     Gain from disposal of available-for-sale investments                                   (1,288)             (24,671)
     Loss on disposals of fixed assets                                                      31,980               36,592
     Unrealised exchange gain                                                                4,846               (1,429)
     Unrealised loss on put option of convertible notes            22                           --               46,562
     Unrealised (gain)/loss on interest rate swaps                                          (2,179)              14,875
     Share of loss of associates                                                            11,145                5,381
     Interest income                                                                       (83,015)            (113,081)
     Interest expense                                                                      561,875              867,538
   Changes in working capital:
     Restricted cash                                                                       (13,259)                  --
     Accounts receivable                                                                  (496,559)             (28,510)
     Inventories                                                                           (39,272)             (62,063)
     Other receivables and assets                                                           92,579               20,228
     Accounts payable and other liabilities                                                279,019             (370,300)
     Taxes payable                                                                          44,070              (57,289)
     Due to HIPDC                                                                           65,891              (93,574)
     Due to other related parties                                                           (3,225)             (49,118)
     Staff welfare and bonus payable                                                      (152,033)            (199,973)
   Interest paid                                                                          (733,600)            (715,846)
   Income tax paid                                                                        (984,047)            (799,669)
   Interest received                                                                        95,577              154,847
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                                7,079,718            5,918,896
-----------------------------------------------------------------------------------------------------------------------------


                                                                                 For the year ended 31st December,
-----------------------------------------------------------------------------------------------------------------------------

                                                                Notes                       2002                 2001
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                                            (1,594,210)          (2,870,858)
   Proceeds from disposals of fixed assets                                                  41,567               32,904
   Decrease in other long-term assets                                                        3,412               81,646
   Decrease (increase) in temporary cash investments                                     5,082,568           (4,665,290)
   Proceeds from disposal of investments                                                     2,390              384,569
   Cash consideration paid for
     available-for-sale investment                               13                       (254,990)                  --
   Repayment of payable to Nanjing Investment                                                   --             (141,641)
   Cash consideration paid for the
     Acquisition of Four Power Plants                           3(b)                    (2,050,000)                  --
   Direct costs of the Acquisition of
     Four Power Plants paid                                     3(b)                       (17,042)                  --
   Cash consideration paid for the acquisition of
     minority interest of the Jining Power Plant                3(c)                      (109,435)                  --
   Cash consideration paid for the Acquisition of
     additional interest of three power plants                  3(d)                      (600,000)                  --
   Cash inflow from the acquired power plants                                              569,841                   --
   Net cash inflow from the Acquisition of
     Shandong Huaneng                                           3(a)                            --            2,635,695
   Expenditures for Shandong Huaneng acquisition                3(a)                            --              (21,561)
-----------------------------------------------------------------------------------------------------------------------------

     Net cash provided by (used in) investing activities                                 1,074,101           (4,564,536)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Drawdown of short-term loans                                                            120,000            1,300,000
   Repayment of short-term loans                                                          (190,000)          (2,560,000)
   Repayment of long-term loans from shareholders                                          (15,565)            (208,538)
   Drawdown of long-term bank loans                                                        173,379            1,604,100
   Repayment of long-term bank loans                                                    (2,954,748)          (2,233,721)
   Repayment of other long-term loans                                                     (283,683)            (575,179)
   Dividend paid to shareholders of the Company                                         (1,800,000)          (1,266,317)
   Dividend paid to minority shareholders of the subsidiaries                             (138,947)                  --
   Redemption of convertible notes                                                      (2,234,790)                  --
   Net proceeds from issuance of Domestic Shares                 19                             --            2,770,058
-----------------------------------------------------------------------------------------------------------------------------

     Net cash used in financing activities                                              (7,324,354)          (1,169,597)
-----------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                  829,465              184,763
Cash and cash equivalents, beginning of year                                             2,173,136            1,988,373
-----------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                          35(a)                    3,002,601            2,173,136
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in Rmb unless otherwise stated)

1.    COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30th June, 1994. As at 31st December, 2002, the Company and its subsidiaries had 15,222 employees (2001: 9,350 employees).

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial power companies.

Particulars of the Company's, its subsidiaries' and its associate's power plants are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                               Total installed            Equity
                                                                   capacity of           portion
                                                                  the Company,          of total
                                                              its subsidiaries       capacity of    Province/
                                                                 and associate       the Company    Municipality
Operating Plants                                                          (MW)              (MW)    located
-----------------------------------------------------------------------------------------------------------------------

Wholly owned power plants Five original operating plants:
  Huaneng Dalian Power Plant (the "Dalian Power Plant")                    700               700    Liaoning
  Huaneng Shangan Power Plant (the "Shangan Power Plant")                  700               700    Hebei
  Huaneng Nantong Power Plant (the "Nantong Power Plant")                  700               700    Jiangsu
  Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")                    700               700    Fujian
  Huaneng Shantou Oil-Fired Plant
    (the "Shantou Oil-Fired Power Plant")                                  100               100    Guangdong

New operating plants:
  Huaneng Shantou Coal-Fired Power Plant
    (the "Shantou Power Plant")                                            600               600    Guangdong
  Huaneng Shangan Power Plant Phase II (the "Shangan Phase II")            600               600    Hebei
  Huaneng Shanghai Shidongkou Second Power Plant
    (the "Shanghai Power Plant")                                         1,200             1,200    Shanghai
  Huaneng Dalian Power Plant Phase II (the "Dalian Phase II")              700               700    Liaoning
  Huaneng Dandong Power Plant (the "Dandong Power Plant")                  700               700    Liaoning
  Huaneng Nantong Power Plant Phase II (the "Nantong Phase II")            700               700    Jiangsu
  Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II")              700               700    Fujian
  Huaneng Nanjing Power Plant (the "Nanjing Power Plant")                  600               600    Jiangsu
  Huaneng Dezhou Power Plant (the "Dezhou Power Plant")                  2,520             2,520    Shandong
  Huaneng Jining Power Plant (the "Jining Power Plant") (Note 3(c))        300               300    Shandong
  Huaneng Changxing Power Plant
      (the "Changxing Power Plant) (Note 3(b))                             250               250    Zhejiang
  Shanghai Shidongkou Power Limited Company
    (the "Shidongkou First Power Plant") (Note 3(b)(d))                  1,200             1,200     Shanghai

Subsidiaries:
  Huaneng Weihai Power Plant (the "Weihai Power Plant")                    850               510     Shandong
  Suzhou Industrial Park Huaneng Power Limited Liability Company
    (the "Taicang Power Company") (Note 3(b)(d))                           600               450     Jiangsu
  Jiangsu Huaneng Huaiyin Power Limited Company
    (the "Huaiyin Power Company") (Note 3(b)(d))                           400               255     Jiangsu

Associate:
  Shandong Rizhao Power Company Ltd. (the "Rizhao Power Company")          700               178     Shandong
-----------------------------------------------------------------------------------------------------------------------

Total                                                                   15,520            14,363
-----------------------------------------------------------------------------------------------------------------------

The parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group") respectively. Both companies are incorporated in the PRC.


2.    ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a)   Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") effective as at 31st December 2002. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Company and its subsidiaries adopted IAS 39 Financial Instruments:
Recognition and Measurement in 2001 (see Note 2(u) and Note 22). The financial effects of adopting these standards were reported in the 2001 year's consolidated financial statements.

(b)   Principles of consolidation

      (i)   Subsidiaries

            Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

            Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See
            Note 2(f) for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

      (ii)  Associates

            Associates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method, the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company's share of losses in an associates equals or exceeds its interest in the associates, the Company does not recognise further losses, unless the Company has incurred obligations or made payments on behalf of the associates.

(c)   Foreign currency translation

      (i)   Measurement currency

            Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the "measurement currency"). The consolidated financial statements are presented in Renminbi ("Rmb"), which is the measurement currency of the Company and its subsidiaries.

      (ii) Transactions and balances

            Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

            Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.

(d) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Depreciation is calculated on a straight-line basis to write off the cost, after taking into account the estimated residual value, of each asset over its estimated useful life. The estimated useful lives are as follows:

      Buildings                                              22 years
      Electric utility plant in service                    8-27 years
      Transportation facilities                           13-27 years
      Others                                               6-13 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant asset is completed and ready for its intended use.

(e) Investments

The Company and its subsidiaries adopted IAS 39, Financial instruments:
Recognition and Measement on 1st January, 2001. Accordingly, investments in debt and equity securities are classified into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Company and its subsidiaries commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost, which is the amount at which the investment was measured at initial recognition less principal repayments, plus or minus the amortisation of any difference between that initial amount and maturity amount by using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

(f) Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associate at the date of acquisition, and negative goodwill represents the excess of the fair value of the Company's share of the net assets of the acquired subsidiary/associate over the cost of an acquisition at the date of acquisition.

Goodwill and negative goodwill are amortised using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses. Management determines the estimated useful life of goodwill and negative goodwill based on the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets of the respective power plant at the time of the acquisition.

At each balance sheet date the Company assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

(g)   Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the cost of disposal while value in use is the present value of estimated future cash flow expected arise from the continuing use of an asset and from its disposal at the end of its useful life. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(h)   Inventories

Inventories consist of fuel, materials and supplies. They are stated at the lower of weighted average costs or net realisable values after provision for obsolete items, and are expensed to fuel costs or repairs and maintenance when used, or capitalised to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations.

(i) Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(j)   Temporary cash investments

Temporary cash investments are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year. Temporary cash investments are classified as held-to-maturity investments and are carried at amortised cost (see Note 2(e)).

(k)   Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

(l)   Borrowings and convertible notes

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

The proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represents the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component is then determined by deducting the liability component from the proceeds received on the issue of the notes. After the initial recognition, the liability component is measured at amortised cost.

As further discussed in Note 22, the convertible notes were issued at par with a put option allowing the investors to redeem the notes at a premium for cash at 128.575% of the par value on 21st May, 2002. The put option is accounted for as an embedded derivative and separated from the host contract. This embedded derivative is carried at fair value, with changes in fair value included in the income statement (see Note 2(u)).

The accounting treatments of the convertible notes prior to the adoption of IAS 39 on 1st January, 2001 is set out in Note 22.

(m) Provisions
Provisions are recognised when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(n)   Equity transaction costs

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combinations, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred, if any, directly in connection with a business combination are included in the cost of acquisition.

(o)   Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

      (i)   Operating revenue, net

            Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial power companies (net of value added tax ("VAT") and deferred revenue). Revenues are earned and recognised upon transmission of electricity to the power grid controlled and owned by the respective power companies.

            Under the tariff setting mechanism applicable to the Company and its subsidiaries (except for the power plants acquired in 2001 and 2002 (Note3)), major repairs and maintenance determined on the basis of 1% of the fixed asset cost is recovered through the current power rates. The Company estimates that, over the useful life of its power plants, this basis would approximate the total expenses for major repair and maintenance actually incurred. In a particular year, to the extent that the actual repair and maintenance expenses incurred are less than the amount determined on the above basis, the difference represents revenue collected in excess of actual expenses incurred. Such difference is recorded as deferred revenue (Note 26). For the power plants acquired in 2001 and 2002, as there is no similar provision in their tariff setting formula, no deferred revenue is recorded.

      (ii)  Interest income

            Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis that reflects the effective yield on the assets.

(p) Borrowing costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalised as part of the cost of property, plant and equipment, if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

(q)   Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(r)   Taxation

      (i)   VAT

            Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT. The Company and its subsidiaries are subject to output VAT levied at 17% of the Company's and its subsidiaries' operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because the VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenues or operating expenses.

      (ii)  Income tax

            Effective from 1st January, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, the reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country.

            Except for power plants acquired in 2001 and 2002 and Shangan Phase II project, all the other power plants of the Company are exempted from PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

            The tax holiday of the five original operating plants, the Shantou Coal-Fired Plant, the Shanghai Power Plant and the Nanjing Power Plant had already expired prior to 2002. The tax holiday of the remaining operating plants will expire in 2003.

            The statutory income tax is assessed on an individual power plant basis, based on each of their results of operations. The commencement dates of tax holiday of each power plant are individually determined. The statutory income tax rates applicable to the head office and the individual power plants, after taking the effect of tax holidays into consideration, are summarized below:

            ---------------------------------------------------------------------------------------
                                                                        2002                  001
            ---------------------------------------------------------------------------------------
            Head Office                                                15.0%                 5.0%
            Dalian Power Plant (including Dalian Phase II)             18.0%                 5.0%
            Shangan Power Plant                                        18.0%                 6.5%
            Shangan Phase II*                                           9.0%                  .0%
            Nantong Power Plant (including Nantong Phase II)           15.0%                 5.0%
            Fuzhou Power Plant (including Fuzhou Phase II)             15.0%                 5.0%
            Shantou Oil-Fired Plant                                    15.0%                 5.0%
            Shantou Power Plant                                         7.5%                  .5%
            Shanghai Power Plant                                       16.5%                 6.5%
            Nanjing Power Plant                                        15.0%                 7.5%
            Dandong Power Plant                                           --                   --
            Shandong Branch                                            17.0%                 7.0%
            Dezhou Power Plant                                         17.0%                 7.0%
            Jining Power Plant                                         15.0%                 3.0%
            Changxing Power Plant**                                    16.5%        ot applicable
            Shidongkou First Power Plant**                             33.0%        ot applicable
            Weihai Power Plant                                         33.0%                 3.0%
            Taicang Power Company**                                    33.0%        ot applicable
            HuaiyinHuaiyin Power Company**                             33.0%        ot applicable

            * In accordance with Guo Shui Han [2000] No. 194, the tax holiday of the Shangan Phase II is determined separately from the Shangan Power Plant. The Shangan Phase II is entitled to a tax holiday starting from the first profit making year (after covering any accumulated deficits).

            ** Not applicable as they were not subsidiaries or branches of the Company in 2001.


            The income tax charge is based on profit for the year and after considering deferred taxation.

            Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(s)   Employe benefits

Pension obligations

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Company and its subsidiaries pay contributions to publicly administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company and subsidiaries have no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(t)   Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

(v)   Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(w)   Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company.

(x)   Comparatives
When necessary, comparative figures have been reclassified to conform with changes in the presentation in the current year.

3.    ACQUISITIONS

(a)   Acquisition of Shandong Huaneng

On 18th July, 2000, the Company and Shandong Huaneng Power Development Co., Ltd ("Shandong Huaneng") entered into an agreement under which the Company acquired the net assets of Shandong Huaneng. The shareholders of Shandong Huaneng were entitled to Rmb1.34 per ordinary A share or US$0.1618 per ordinary N share (the "Acquisition of Shandong Huaneng"). The total consideration of the acquisition was approximately Rmb5,768 million paid in cash. Direct costs relating to the acquisition amounted to approximately Rmb32 million.

Before the Acquisition of Shandong Huaneng, Shandong Huaneng owned and operated the net assets of Dezhou Power Plant and held 60%, 75% and 25.5% equity interests in Weihai Power Plant, Jining Power Plant and Rizhao Power Company, respectively. These power plants own coal-fired power generating facilities in the Shandong province and sell all the power generated to Shandong Electricity Power Group Corporation ("SEPCO"). After obtaining all the necessary government approvals on the Acquisition of Shandong Huaneng, the Company took over the control of the net assets and operation of Shandong Huaneng from 1st January, 2001.

The purchase method of accounting is used for the Acquisition of Shandong Huaneng. The acquired identifiable assets and liabilities are recorded based on their respective fair values on 1st January, 2001. The Company estimated that the fair value of the net identifiable assets and liabilities of Shandong Huaneng on that date was approximately Rmb8,272 million. Such estimation was made by the Company based on the recoverability and realizability of each asset and liability. On the above basis, the resulting negative goodwill amounted to approximately Rmb2,473 million (Note 14), which is amortised over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets (ie.10 years) on the straight-line basis, starting from 1st January, 2001.

------------------------------------------------------------------------------------------
                                                                               Rmb'000
------------------------------------------------------------------------------------------
Property, plant and equipment, net                                           6,427,841
Land use rights                                                                170,807
Investment in an associate                                                     231,869
Other long-term assets                                                          99,210
Inventories                                                                     95,769
Other current assets                                                           238,414
Short-term investments                                                         301,000
Accounts receivable                                                            182,589
Temporary cash investment                                                    1,263,855
Cash and cash equivalents                                                    2,635,695
Minority Interest                                                             (240,083)
Long-term loans                                                             (1,808,458)
Current liabilities                                                         (1,326,169)
------------------------------------------------------------------------------------------

                                                                             8,272,339
Less: Negative goodwill                                                     (2,472,784)
Less: Direct costs of acquisition                                              (31,657)
------------------------------------------------------------------------------------------

Total consideration                                                          5,767,898
------------------------------------------------------------------------------------------

Net cash inflow in 2001 from the acquisition of Shandong Huaneng             2,635,695
------------------------------------------------------------------------------------------

(b)   Acquisition of the Four Power Plants

On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant (the "Acquisition of the Four Power Plants"). The total consideration for the Acquisition of the Four Power Plants was Rmb2,050 million paid in cash. Direct costs relating to the acquisition amounted to approximately Rmb18 million.

The Acquisition of the Four Power Plants became effective on 1st July, 2002 when the Company obtained the ownership and control over the relevant assets, after obtaining the necessary government approvals on the acquisition and making payment of the purchase consideration on that date.

The purchase method of accounting is used for the Acquisition of the Four Power Plants. The acquired identifiable assets and liabilities are recorded based on their respective fair values on 1st July, 2002. The proportionate share of the fair value of the net identifiable assets and liabilities of the Four Power Plants on that date, before the subsequent acquisition of additional interests of some of the power plants as described in Note 3(d), was approximately Rmb2,047 million. The resulting goodwill on acquisition amounts to approximately Rmb21 million, which is amortised over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets on the straight-line basis, starting from 1st July, 2002.

----------------------------------------------------------------------------------------
                                                                             Rmb'000
----------------------------------------------------------------------------------------
Property, plant and equipment, net                                         4,295,712
Investment in an associate                                                   271,598
Other long-term assets                                                       109,504
Inventories                                                                  115,944
Other current assets                                                          22,166
Accounts receivable                                                          386,721
Cash and cash equivalents                                                    431,257
Minority Interest                                                           (582,731)
Long-term loans                                                           (2,009,735)
Deferred tax liabilities                                                     (81,107)
Current liabilities                                                         (911,835)
----------------------------------------------------------------------------------------

                                                                           2,047,494
Add: Goodwill                                                                 20,916
Less: Direct costs of acquisition                                           (18,410)
----------------------------------------------------------------------------------------

Total Consideration paid in 2002                                           2,050,000
Add: Direct costs of acquisition paid in 2002                                 17,042
Less: Cash inflow from the acquired power plants                            (431,257)
----------------------------------------------------------------------------------------

Net cash outflow in 2002 from the acquisition of Four Power Plants         1,635,785
----------------------------------------------------------------------------------------


(c) Acquisition of minority interest of the Jining Power Plant

After obtaining all necessary approvals from relevant authorities, on 18th June, 2002, the Company acquired 25% equity interest from the third-party minority shareholder in Jining Power Plant for a consideration of approximately Rmb109 million in cash. Purchase method of accounting is used for this acquisition. As at the acquisition date, the proportionate share of the fair value of the net identifiable assets and liabilities of Jining Power Plant acquired was approximately Rmb106 million. The resulting goodwill amounted to approximately Rmb3 million.

(d) Acquisition of additional interests of the Three Power Plants

On 15th November, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou First Power Plant and additional 5% equity interest in Taicang Power Company. Purchase method of accounting is used for this acquisition. The total consideration and direct cost of the acquisition was Rmb419 million paid in cash. The proportionate share of the fair value of the net identifiable assets and liabilities of Shidongkou First Power Plant and Taicang Power Company as at acquisition date was approximately Rmb376 million. The resulting goodwill amounted to approximately Rmb43 million.

On 26th December, 2002, the Company entered into an agreement with a third party, Jiangsu Huaiyin Investment Company ("JHIC"), under which the Company agreed to acquire 19.48% equity interest in Huaiyin Power Company from JHIC. Purchase method of accounting is used for this acquisition. The total consideration was Rmb185 million paid in cash. The proportionate share of the fair value of the net identifiable assets and liabilities of Huaiyin Power Company as at acquisition date was approximately Rmb124 million. The resulting goodwill amounted to approximately Rmb61 million. Together with the goodwill arising from the previous acquisition of 44.16% equity interests of Huaiyin Power Company, the total goodwill arising from the acquisitions of Huaiyin Power Company amounted to Rmb82 million.

The acquisitions became effective on 31st December, 2002 when the Company obtained all necessary government approvals on the transaction and paid the purchase consideration on that date.

After the completion of the Acquisition of the Four Power Plants and the acquisition of additional interests of the three power plants, the Company fully owns and operates the assets of Changxing Power Plant and Shidongkou First Power Plant, and holds 75% equity interests in Taicang Power Company and 63.64% equity interests in Huaiyin Power Company.

4.    FINANCIAL RISK MANAGEMENT

(1)   Financial risk factors

The Company and its subsidiaries' activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company and its subsidiaries' overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and its subsidiaries. The Company and its subsidiaries use derivative financial instruments such as interest rate swaps to hedge certain exposures.

      (a) Interest rate risk

            The Company's floating rate bank loans expose the Company to interest rate risk. The Company uses derivative instruments when considered appropriate, to manage exposures arising from changes in interest rates by entering into interest rate swap agreements with local banks to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against cash flow interest rate risk.

            The interest rates and terms of repayment of the convertible notes, shareholders loans, bank loans and other loans of the Company and its subsidiaries are disclosed in Notes 22, 23, 24, 25 and 28.

      (b) Foreign currency risk

            The Company and its subsidiaries have foreign currency risk as the convertible notes and a significant portion of its long-term bank loans and shareholder loans are denominated in foreign currencies, principally US dollars, as described in Note 23 and 24(b). Fluctuation of exchange rates of Renminbi against foreign currencies could affect the Company and its subsidiaries' results of operation.

      (c)   Credit risks

            Significant portion of the Company and its subsidiaries' cash and cash equivalents and temporary cash investments maturing over 3 months are deposited with the four largest state-owned banks of the PRC and a non-bank financial institution in the PRC, which is a related party of the Company.

            Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional power company) in the province or region where the power plant is situated.

(2) Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company and its subsidiaries use a variety of methods and make assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company and its subsidiaries for similar financial instruments.

5.    SALES OF ELECTRIC POWER

The Company and its subsidiaries have contractual arrangements for the sale of electric power with the regional or provincial power companies. The majority portion of the power output is sold at rates designed to cover all operating and debt service costs, taxes and any exchange losses incurred, plus a reasonable return on the Company's and its subsidiaries' rate base.

For the years ended 31st December, 2002 and 2001, all operating revenues were billed at the on-grid wholesale rates to the local power companies, except for the Shantou Oil-Fired Power Plant, the operating revenues of which were billed at the retail rate and charged to the ultimate consumers before 1st June, 2001.

Upon the approval from local authorities, operating revenues of Shantou Oil-Fired Power Plant have been billed at the on-grid wholesale rates to the local power companies since 1st June, 2001.

Before 1st June, 2001, under the retail rate arrangement, the local power company collected revenue from the ultimate consumers and remitted it to the Shantou Oil-Fired Power Plant after deducting the cost of transmission and an agreed amount of handling fees. The Shantou Oil-Fired Power Plant recognised the gross amount received as revenue with the reimbursement of transmission costs and payment of handling fees to the local power company being separately recorded as transmission fees under operating expense. For Shantou Oil-Fired Power Plant after 1st June, 2001 and other power plants subject to on-grid wholesale rates, since such rates excluded the transmission costs incurred by the local power companies, no transmission fees were recorded.

6.    PROFIT BEFORE TAXATION

Profit before taxation was determined after charging and (crediting) the following:

----------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
                                                                                            '000                 '000
----------------------------------------------------------------------------------------------------------------------------
Interest expenses on convertible notes                                                    47,904              108,581
Interest expenses on:
  -- bank loans repayable within 5 years                                                 155,987              236,832
  -- bank loans repayable beyond 5 years                                                 415,181              492,079
Interest expenses on:
  -- shareholders loans wholly repayable within 5 years                                   29,622               73,524
Interest expenses on other long-term loans wholly repayable within 5 years                29,619               43,726
----------------------------------------------------------------------------------------------------------------------------

                                                                                         678,313              954,742
Less: Amount capitalised in property, plant and equipment                               (116,438)             (87,204)
----------------------------------------------------------------------------------------------------------------------------

Total interest expenses                                                                  561,875              867,538

Interest income                                                                          (83,015)            (113,081)

Bank charges and exchange losses, net                                                     31,405               41,758

Change in fair value on financial instruments:
  -- (Gain)/loss of interest rate swaps                                                   (2,179)              14,875
  -- Fair value change of put option                                                          --               46,562

Auditors' remuneration                                                                    10,750               12,747

Loss on disposals of fixed assets                                                         31,980               36,592

Operating leases
  -- Buildings                                                                            27,566               25,000
  -- Land use rights                                                                      59,140               51,567

Depreciation of property, plant and equipment                                          3,533,609            3,261,001

Amortization of prepaid land use rights                                                   16,847               14,359

Amortisation of goodwill                                                                   1,150                   --

Amortization of other long-term assets                                                    24,112               19,600

Amortization of negative goodwill                                                       (247,278)            (247,279)

Cost of inventories                                                                    7,100,336            5,337,630

Provision for doubtful accounts                                                           15,826                1,030

Provision for inventory obsolescence                                                          --                2,576

Gain from disposal of available for-sale investments                                      (1,288)             (24,671)

Staff cost
  -- Wages and staff welfare                                                             698,862              588,552
  -- Retirement benefits                                                                 142,734              107,301
  -- Staff housing benefits                                                               78,612               56,406
  -- Other staff costs                                                                   115,532               54,877
----------------------------------------------------------------------------------------------------------------------------


7.    RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries are as follows:

----------------------------------------------------------------------------------------------------------------------------
Name of related parties                                 Nature of relationship
----------------------------------------------------------------------------------------------------------------------------
HIPDC                                                   Parent

Huaneng Group                                           Ultimate parent

China Huaneng Finance Company                           A subsidiary of Huaneng Group
   ("Huaneng Finance")

Weihai Power Development Bureau ("WPDB")                Minority shareholder of Weihai Power Plant

China Huaneng International                             A subsidiary of Huaneng Group
   Trade Economics Corporation ("CHITEC")
-----------------------------------------------------------------------------------------------------------------------------

a. Pursuant to the relevant service agreements, HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. Such service fees represent recoverable costs for rate setting purposes. The total service fees paid to HIPDC for the year ended 31st December, 2002 was approximately Rmb264 million (2001:
      Rmb307 million).

b. At the time of the formation of the Company, HIPDC transferred the land use rights pertaining to existing sites occupied by the five original operating plants for a period of 50 years in return for an amount of approximately Rmb148 million. Payments to HIPDC for the land use rights are being made in 10 equal, non-interest bearing, annual installments starting in 1994.

c. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of the Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million.

d. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company ("Nanjing Investment"), the land use right of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of approximately Rmb1.3 million, starting from the year ended 31st December, 1999.

e. As at 31st December, 2002, current deposits of approximately Rmb2,376 million (2001: Rmb64 million) and fixed deposits of approximately Rmb570 million (2001: Rmb3,689 million) were placed with a non-bank PRC financial institution, Huaneng Finance, which is a subsidiary of Huaneng Group (see Note 18).

f. Pursuant to the leasing agreement between the Company and HIPDC signed on 13th February, 2000, HIPDC agreed to lease its building to the Company as office for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

g. As described in Note 23 and Note 25, certain loans of the Company and its subsidiaries were on-lent from HIPDC or borrowed from WPDB and Huaneng Finance.

h. As at 31st December, 2002, short-term loans amounting to Rmb200 million were borrowed from Huaneng Finance (2001: Rmb40 million) (see Note 28).

i. As of 31st December, 2002, the balances with HIPDC amounted to Rmb100 million (2001: Rmb37 million) are unsecured, non-interest bearing and repayable within one year.

j. As at 31st December, 2002, long-term bank loans of approximately Rmb5,544 million, Rmb1,140 million and Rmb280 million (2001: Rmb8,868 million, 1,666 million and Rmb300 million) were guaranteed by HIPDC, Huaneng Group and WPDB, respectively.

k. On 18th July, 2000, the Company and Shandong Huaneng entered into an agreement under which the Company acquired the net assets of Shandong Huaneng in which Huaneng Group held 33.09% equity interest. The shareholders of Shandong Huaneng were entitled to Rmb1.34 per ordinary A share or US$0.1618 per ordinary N share. The total consideration of the acquisition is approximately Rmb5,768 million, among which, approximately Rmb1,909 million was paid to Huaneng Group (see Note 3(a)).

l. On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant . The total consideration for the Acquisition of the Four Power Plants was Rmb2,050 million paid in cash (see Note 3(b)).

m. On 15th November, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou First Power Plant and an additional 5% equity interest in Taicang Power Company. The total consideration for the acquisition of additional interest of two power plants was Rmb415 million paid in cash (see Note 3(d)).

n. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended 31st December, 2002, the Company paid an agency fee to CHITEC amounted to Rmb3 million (2001: Rmb32 million) for equipment transportation and insurance service received.

o. On 6th November, 2002, the Company has entered into a management service agreement with Huaneng Group and HIPDC. Under the management service agreement, the Company will assist in managing certain power plants owned by Huaneng Group and HIPDC for a service fee. As at 31st December, 2002, the Company had not yet commenced its management service and therefore no management service income was recognised for the year.

8.    RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company and its subsidiaries are required to make contributions to the state-sponsored retirement plan at a specified rate, currently set at 18% to 20%, of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31st December, 2002 was approximately Rmb89 million (2001: Rmb66 million).

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees' contributions. The employees will receive the total contributions upon their retirement. The contributions paid by the Company and its subsidiaries for the year ended 31st December, 2002 was approximately Rmb80 million (2001: Rmb60 million).

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.


9.    DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
                                                                                            '000                 '000
-----------------------------------------------------------------------------------------------------------------------------
Fees for executive directors                                                                  --                   --
Fees for non-executive directors                                                              --                   --
Fees for supervisors                                                                          --                   --
Other emoluments for executive directors
  -- basic salaries and allowances                                                           445                  522
  -- bonus                                                                                 1,027                1,128
  -- retirement benefits                                                                     263                  148
Other emoluments for non-executive directors                                               1,118                   --
Other emoluments for supervisors                                                             576                  589
-----------------------------------------------------------------------------------------------------------------------------

No director had waived or agreed to waive any emoluments during the year.

The annual emoluments paid during the year to each of the directors and supervisors (including the five highest paid employees) fell within the band from Rmb nil to Rmb1 million.

Details of emoluments paid to the five highest paid employees were:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
                                                                                            '000                 '000
-----------------------------------------------------------------------------------------------------------------------------

Basic salaries and allowances                                                                477                  404
Bonus                                                                                      1,034                  815
Retirement benefits                                                                          282                  112
-----------------------------------------------------------------------------------------------------------------------------

During the year, no emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.


10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net comprised:

                                                          The Company and its subsidiaries
----------------------------------------------------------------------------------------------------------------------------
                                                                 2002                                            2001
                                           Electric
                                            Utility
                                           Plant in Transportation                         Construction-
                             Buildings      Service   Facilities        Others  in-progress        Total        Total
                                  '000         '000         '000          '000         '000         '000         '000
----------------------------------------------------------------------------------------------------------------------------
Cost
Beginning of year            1,712,190   42,729,399      580,791       858,872    4,133,597   50,014,849   40,912,177
Acquisition (Note 3)           265,873    4,441,536        8,079        91,608      116,394    4,923,490    6,427,841
Addition                        86,943        8,831          113        43,931    2,117,565    2,257,383    2,816,240
Transfer from CIP               71,288    5,455,581       48,237       106,692   (5,681,798)          --           --
Disposals                      (39,063)     (67,689)      (2,350)      (33,886)          --     (142,988)    (141,409)
----------------------------------------------------------------------------------------------------------------------------

End of year                  2,097,231   52,567,658      634,870     1,067,217      685,758   57,052,734   50,014,849
----------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation

Beginning of year              362,284   11,716,664      103,914       274,873           --   12,457,735    9,268,647
Charge for the year             58,564    3,218,755       23,218       233,072           --    3,533,609    3,261,001
Written back on disposals       (1,800)     (22,023)          --       (18,255)          --      (42,078)     (71,913)
----------------------------------------------------------------------------------------------------------------------------

End of year                    419,048   14,913,396      127,132       489,690           --   15,949,266   12,457,735
----------------------------------------------------------------------------------------------------------------------------

Net Book Value

End of year                  1,678,183   37,654,262      507,738       577,527      685,758   41,103,468   37,557,114
----------------------------------------------------------------------------------------------------------------------------

Beginning of year            1,349,906   31,012,735      476,877       583,999    4,133,597   37,557,114   31,643,530
----------------------------------------------------------------------------------------------------------------------------



                                                                     The Company
----------------------------------------------------------------------------------------------------------------------------
                                                                 2002                                            2001
----------------------------------------------------------------------------------------------------------------------------
                                           Electric
                                            Utility
                                              Plant Transportation                         Construction-
                             Buildings   in Service   Facilities        Others  in-progress        Total        Total
                                  '000         '000         '000          '000         '000         '000         '000
----------------------------------------------------------------------------------------------------------------------------
Cost

Beginning of year            1,629,409   39,871,243      474,653       857,241    4,133,599   46,966,145   40,912,177
Acquisition (Note 3)           121,486    1,831,221        5,425        46,345       54,249    2,058,726    3,469,361
Addition                        57,440        8,192          113        36,246    2,095,108    2,197,099    2,715,804
Transfer from CIP               70,043    5,434,156       48,237       104,294   (5,656,730)          --           --
Disposals                      (24,632)     (45,735)          --       (33,092)          --     (103,459)    (131,197)
----------------------------------------------------------------------------------------------------------------------------

End of year                  1,853,746   47,099,077      528,428     1,011,034      626,226   51,118,511   46,966,145
----------------------------------------------------------------------------------------------------------------------------

Accumulated Depreciation
----------------------------------------------------------------------------------------------------------------------------

Beginning of year              358,144   11,313,108       93,707       332,909           --   12,097,868    9,268,647
Charge for the year             33,290    2,918,133       21,984       132,406           --    3,105,813    2,896,298
Written back on disposals       (1,081)     (19,583)          --       (16,931)          --      (37,595)     (67,077)
----------------------------------------------------------------------------------------------------------------------------

End of year                    390,353   14,211,658      115,691       448,384           --   15,166,086   12,097,868
----------------------------------------------------------------------------------------------------------------------------

Net Book Value

End of year                  1,463,393   32,887,419      412,737       562,650      626,226   35,952,425   34,868,277
----------------------------------------------------------------------------------------------------------------------------

Beginning of year            1,271,265   28,558,135      380,946       524,332    4,133,599   34,868,277   31,643,530
----------------------------------------------------------------------------------------------------------------------------

The generator units number 5 and 6 of the expansion project of Dezhou Phase III were put into commercial operation on 29th June, 2002 and 13th October, 2002, respectively.

Borrowing costs capitalised to construction-in-progress for the year ended 31st December, 2002 was approximately Rmb116 million (2001: Rmb87 million). The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 5.25% per annum for the year ended 31st December, 2002 (2001: 5.75%).

There was no write-down of any property, plant and equipment during the year.


11.   INVESTMENT IN AN ASSOCIATE

----------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
                                                                                            '000                 '000
----------------------------------------------------------------------------------------------------------------------------
Beginning of year                                                                        226,488                   --
Acquisition of 25.5% equity interest of Rizhao Power Company                                  --              231,869
Acquisition of 44.16% equity interest of Huaiyin Power Company (Note 3(b))               271,598                   --
Share of results before tax                                                              (11,145)              (5,381)
Share of tax (Note 32)                                                                    (5,059)                  --
Transfer to investment in subsidiary as a result
   of acquisition of additional interest (Note 3(d))                                    (280,922)                  --
----------------------------------------------------------------------------------------------------------------------------

End of year                                                                              200,960              226,488
----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2002, the following are details of the Company's investment in an associate:

----------------------------------------------------------------------------------------------------------------------------
                                                              Percentage              Issued
                                Country and date               of equity           and fully
Name                            of incorporation           interest held         paid capital    Principal activities
----------------------------------------------------------------------------------------------------------------------------

Rizhao Power Company            PRC                                25.5%       US$150,000,000    Power generation
                                20th March, 1996
----------------------------------------------------------------------------------------------------------------------------


12.   INVESTMENT IN SUBSIDIARIES

As at 31st December, 2002, the Company had equity interests in the following subsidiaries:

----------------------------------------------------------------------------------------------------------------------------
                                  Percentage
                                Country and date               of equity     Issued and fully
Name of subsidiaries            of incorporation           interest held         paid capital    Principal activities
----------------------------------------------------------------------------------------------------------------------------
Weihai Power Plant              PRC                                  60%       Rmb761,832,800    Power generation
                                22nd November, 1993

Taicang Power Company           PRC                                  75%       Rmb632,840,000    Power generation
                                19th June, 1997

Huaiyin Power Company           PRC                               63.64%       Rmb265,000,000    Power generation
                                26th January, 1995
----------------------------------------------------------------------------------------------------------------------------


Summarized financial information of the two subsidiaries acquired in 2002, including Taicang Power Company and Huaiyin Power Company, was as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                As at
                                                                                                       31st December,
                                                                                                                 2002
                                                                                                                 '000
----------------------------------------------------------------------------------------------------------------------------

Balance sheet
Current assets                                                                                                576,600
Long-term assets                                                                                            2,993,917
-----------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                                3,570,517
-----------------------------------------------------------------------------------------------------------------------------

Current liabilities                                                                                           462,326
Long-term liabilities                                                                                       1,497,529
-----------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                           1,959,855
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                              For the
                                                                                                           year ended
                                                                                                       31st December,
                                                                                                                 2002
                                                                                                                 '000
-----------------------------------------------------------------------------------------------------------------------------
Income statement
Revenue                                                                                                     1,559,287
Expenses                                                                                                   (1,334,383)
-----------------------------------------------------------------------------------------------------------------------------

Net profit                                                                                                    224,904
-----------------------------------------------------------------------------------------------------------------------------


13. Available-for-sale investment

Available-for-sale investment represents a 3% equity interest (unlisted) in a newly established power generation company in the PRC.

The investment does not have a quoted market price in an active market. There is no appropriate method to reliably measure its fair values. Accordingly, the investment is stated at cost and subject to review for impairment loss.


14.   GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill arose from acquisitions. Goodwill and negative goodwill are recognised in the income statement as other operating expenses and other operating income respectively on a systematic basis over the remaining weighted average useful lives of the identifiable acquired depreciable/ amortisable assets (see Note 3). The movement of the carrying amount of goodwill and negative goodwill during the year was as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                        Negative
                                                                      Goodwill           goodwill                Total
                                                                          '000               '000                 '000
-----------------------------------------------------------------------------------------------------------------------------
Year ended 31st December, 2001:

Beginning of year                                                       --                    --                   --
Addition from acquisitions (Note 3)                                     --            (2,472,784)          (2,472,784)
Amortisation for the year                                               --               247,279              247,279
-----------------------------------------------------------------------------------------------------------------------------

End of year                                                             --            (2,225,505)          (2,225,505)
-----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2001

Cost                                                                    --            (2,472,784)          (2,472,784)
Accumulated amortisation                                                --               247,279              247,279
-----------------------------------------------------------------------------------------------------------------------------

Net book value                                                          --            (2,225,505)          (2,225,505)
-----------------------------------------------------------------------------------------------------------------------------

Year ended 31st December, 2002:

Beginning of year                                                       --            (2,225,505)          (2,225,505)
Addition from acquisitions (Note 3)                                127,710                    --              127,710
Amortisation for the year                                           (1,150)              247,278              246,128
-----------------------------------------------------------------------------------------------------------------------------

End of year                                                        126,560            (1,978,227)          (1,851,667)
-----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2002

Cost                                                               127,710            (2,472,784)          (2,345,074)
Accumulated amortisation                                            (1,150)              494,557              493,407
-----------------------------------------------------------------------------------------------------------------------------

Net book value                                                     126,560            (1,978,227)          (1,851,667)
-----------------------------------------------------------------------------------------------------------------------------


15. INVENTORIES, NET


Inventories comprised:
                                                         The Company and
                                                        its subsidiaries                           The Company
-----------------------------------------------------------------------------------------------------------------------------
                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
-----------------------------------------------------------------------------------------------------------------------------

Fuel (coal and oil) for power generation          434,726             224,131            341,446              206,190
Material and other supplies                       500,854             508,050            417,221              443,387
-----------------------------------------------------------------------------------------------------------------------------

                                                  935,580             732,181            758,667              649,577

Less: Provision for inventory
        obsolescence                              (12,239)            (13,184)           (10,400)             (11,469)
-----------------------------------------------------------------------------------------------------------------------------

                                                  923,341             718,997            748,267              638,108
-----------------------------------------------------------------------------------------------------------------------------

As at 31st December 2002, approximately Rmb396 million of the total carrying amount of inventories are carried at net realisable value (2001: Rmb439 million)


16. OTHER RECEIVABLES AND ASSETS, NET


 Other receivables and assets comprised:

                                                         The Company and
                                                        its subsidiaries                           The Company
---------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
---------------------------------------------------------------------------------------------------------------------------

Prepayments for inventories                         6,113              94,954              4,813               94,072
Prepayments for contractors                        20,356              16,900             19,721               16,900
Interest receivable on
   temporary cash investments                       3,792              16,355              3,792               13,642
Current portion of long-term entrusted
   loan to Weihai Power Plant                          --                  --            256,300                   --
Receivable from Shantou Coal Port
   Group Company                                   70,000                  --             70,000                   --
Others                                            164,088             117,954            126,515              111,218
---------------------------------------------------------------------------------------------------------------------------

                                                  264,349             246,163            481,141              235,832

Less: Provision for doubtful accounts             (21,444)             (5,618)           (21,104)              (5,125)
---------------------------------------------------------------------------------------------------------------------------

                                                  242,905             240,545            460,037              230,707
---------------------------------------------------------------------------------------------------------------------------


17. ACCOUNTS RECEIVABLE Accounts receivable comprised:


                                                         The Company and
                                                        its subsidiaries                           The Company
---------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
---------------------------------------------------------------------------------------------------------------------------
Accounts receivable (i)                         1,889,083           1,254,941          1,545,294            1,179,490
Notes receivable (ii)                             472,750             152,230            440,080              152,230
---------------------------------------------------------------------------------------------------------------------------

                                                2,361,833           1,407,171          1,985,374            1,331,720
---------------------------------------------------------------------------------------------------------------------------

(i) The Company and its subsidiaries usually grant one month credit period to all the local power companies from the end of the month in which the sales are made.


      As at 31st December, 2002 the aging analysis of accounts receivable was as follows:

                                                 The Company and
                                              its subsidiaries                           The Company
------------------------------------------------------------------------------------------------------------------

                                           2002                2001               2002                 2001
                                           '000                '000               '000                 '000
------------------------------------------------------------------------------------------------------------------
    Within one year                   2,357,213           1,407,171          1,980,754            1,331,720
    Between one to two years              4,620                  --              4,620                   --
------------------------------------------------------------------------------------------------------------------

                                      2,361,833           1,407,171          1,985,374            1,331,720
------------------------------------------------------------------------------------------------------------------

(ii) As at 31st December, 2002, the maturity period of the notes receivable ranged from one month to six months.


18.   TEMPORARY CASH INVESTMENTS

Temporary cash investments consist of fixed-term deposits denominated in Renminbi and US dollars with original maturities ranging from more than three months to one year.

As at 31st December, 2002, temporary cash investment included deposits of approximately Rmb570 million (2001: Rmb3,689 million) placed with a non-bank financial institution, Huaneng Finance, which is a subsidiary of Huaneng Group (see Note 7(e)). The annual interest rate and interest earned from Huaneng Finance were as follows:

--------------------------------------------------------------------------------
                                                    2002                 2001
--------------------------------------------------------------------------------

Interest rate                                      1.71%          1.43%-2.44%
Interest earned                               52 million           20 million
--------------------------------------------------------------------------------


19.   CAPITALISATION

Authorized share capital

As at 31st December, 2002, the authorized share capital of the Company was Rmb6,000,273,960, divided into 6,000,273,960 shares of Rmb1.00 each. In addition, the issued and fully paid share capital of the Company as at 31st December, 2002 was Rmb6,000,273,960 (2001: Rmb6,000,000,000) comprising of
4,500,000,000 Domestic Shares and 1,500,273,960 Overseas Listed Foreign Shares. The holders of Overseas Listed Foreign Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights.

Public offering in the PRC

On 15th and 16th November, 2001, 250,000,000 new ordinary shares par value Rmb1.00 each, in the form of A shares, were issued to the public in a public offering on the Shanghai Stock Exchange at Rmb7.95 per A share. The 250,000,000 A shares were listed on the Shanghai Stock Exchange on 6th December, 2001. Net issuance cost of Rmb12.4 million were incurred to sell the A shares and reduced the net proceeds. In addition, on 15th November, 2001, 100,000,000 new Domestic Shares of Rmb1.00 each were issued to HIPDC at Rmb7.95 each.

Conversion of Convertible Notes to Share Capital

The noteholders converted the convertible notes with principal of US$200,000 to 6,849 American Depositary Shares ("ADS") (273,960 H shares equivalent) during the year ended 31st Decmber, 2002 (see Note 22).

20.   APPROPRIATION AND DISTRIBUTION OF PROFIT

The Board of Directors decides on an annual basis the percentages of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory surplus reserve fund, the statutory public welfare fund and, on an optional basis, the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company's share capital, any further appropriation will be optional. The statutory surplus reserve fund can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of registered capital. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the shareholders.

For the year ended 31st December, 2002, the Board of Directors resolved the following on 12th March, 2003:

(i) to appropriate 10% and 7.5% (2001: 10% and 7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund, amounting to approximately Rmb714 million (2001:
      Rmb636 million) in total;

(ii)  to make no appropriation to the discretionary surplus reserve fund.

In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lowest of the amounts determined in accordance with (a) the PRC accounting standards and regulations, (b) IFRS and (c) US GAAP. The amounts of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended 31st December, 2002 was approximately Rmb3.18 billion (2001: Rmb2.70 billion). The cumulative balance of distributable profit as at 31st December, 2002 was approximately Rmb9.13 (billion (2001:
Rmb9.31 billion).


21.   DIVIDENDS

On 12th March, 2003, the Board of Directors proposed a dividend of Rmb0.34 (2001: Rmb0.30) per share, totaling approximately Rmb2,040 million (2001:
Rmb1,800 million) for the year ended 31st December, 2002. The proposed dividend distribution is subject to shareholders' approval in their next general meeting. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31st December, 2003.


22.   CONVERTIBLE NOTES

In May 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million at 1.75% due 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange. The notes mature on 21st May, 2004, unless previously redeemed or converted.

The notes are convertible, at the option of the noteholders, at any time from and including 21st August, 1997 up to and including the date of maturity, unless previously redeemed, at an initial conversion price of US$29.20 per ADS, each of which represents 40 Overseas Listed Foreign Shares, subject to adjustment in certain circumstances.

The notes were redeemable, at the option of the noteholders, in whole or in part, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest, if any.

The notes may be redeemed, at the option of the Company, at any time on or after 21st May, 2000, but prior to maturity, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, together with accrued interest, if any, if the closing price of the ADSs for a period of 30 consecutive trading days is at least 130% of the conversion price in effect on each such trading day.

The proceeds received were allocated for accounting purposes into a liability component of approximately US$168 million (equivalent to Rmb1,393 million) and an equity component of approximately US$62 million (equivalent to Rmb511 million) at the issuance date.

Before 21st May, 2002, the put option for the noteholders to redeem the notes at 128.575% of the principal amount of the notes was accounted for as an embedded derivative. It is separated from the host contract of the convertible notes and measured at its fair value with changes in fair value included in net profit or loss. The liability component is measured at amortised cost.

The fair value of the put option was determined on the following basis:

(i) No fair value was attributed to the share conversion option. Management believes that the probability of the noteholders exercising the conversion option is very low because the prevailing share price of the Company was significantly below 128.575% of the principal amount of the notes.

(ii) The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability (instrument of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option).

(iii) Given (i) and (ii) above, the fair value of the put option was then determined by deducting the fair value of the liability component from the prevailing market price of the convertible notes.

22. CONVERTIBLE NOTES (Cont'd)
At the beginning of 2001 in which IAS 39 was initially applied, the Company recognised the put option of the convertible notes, which allows the noteholders to redeem the convertible notes at a premium, as an embedded derivative and measured it at fair value. The difference between the previous carrying amount and the current fair value amounted to approximately Rmb229 million, which was recognised as an adjustment to the opening retained earnings as at 1st January, 2001.

In addition, in accordance with IAS 39, the liability component is measured at amortised cost. The difference of approximately Rmb235 million compared with the previous carrying amount was recognised as an adjustment to the opening retained earnings as at 1st January, 2001.

During the year ended 31st December, 2001, the Company recorded a loss amounting to approximately Rmb47 million arising from the changes in the fair value of the put option during the year.

On 21st May, 2002, the noteholders, by exercising their put option rights, redeemed a substantial portion of the convertible notes with an aggregate principal amount of US$209,685,000,at 128.575% of the principal amount together with accrued interest. Upon the redemption, the equity component attributable to the redeemed portion of the convertible notes amounting to approximately Rmb465 million was transferred to additional paid-in capital as at 21st May, 2002. The net shortfall of approximately Rmb42 million between
(a) the sum of the relevant principal amount plus accrued interest and the 28.575% put premium settled upon redemption and (b) the sum of the amortised cost of the liability component attributable to the redeemed portion of the convertible notes and the total carrying amount of the put option value as at 21st May, 2002, was charged to the income statement as interest expense.

The noteholders converted the convertible notes with principal of US$200,000 to 6,849 ADS (273,960 H shares equivalent) during the year ended 31st Decmber, 2002 (2001: nil). Upon the conversion, the equity component attributable to the converted portion of the convertible notes amounting to Rmb0.44 million was transferred to additional paid-in capital.


23. LONG-TERM LOANS FROM SHAREHOLDERS

 Long-term loans from shareholders comprised:

--------------------------------------------------------------------------------
                                                          2002             2001
                                                          '000             '000
--------------------------------------------------------------------------------

Foreign currency bank loans on-lent by HIPDC           777,782          793,282
--------------------------------------------------------------------------------

The foreign currency bank loans on lent by HIPDC bear interest at the prevailing lending rates (both fixed and floating) prescribed by the contracts, which ranged from 4.01% to 7.40% per annum for the year ended 31st December, 2002 (2001: 4.25% to 7.40%), and are repayable in accordance with the repayment schedules set by the banks. The amounts outstanding comprised:

-----------------------------------------------------------------------------------------------------------
                                                                   2002                       2001
-----------------------------------------------------------------------------------------------------------

                                                          Original
                                                          Currency
                                                              '000    Rmb'000              Rmb'000
-----------------------------------------------------------------------------------------------------------

Amounts denominated in United States Dollar ("US$")         93,966     777,782              778,429
Amounts denominated in Swiss Francs ("SFRC")                    --          --               14,853
-----------------------------------------------------------------------------------------------------------

                                                                       777,782              793,282
-----------------------------------------------------------------------------------------------------------


The shareholders' loans are repayable as follows:

-----------------------------------------------------------------------------------------------------------
                                                                          2002                 2001
                                                                          '000                 '000
-----------------------------------------------------------------------------------------------------------

Within one year                                                        388,891               15,565
Between one to two years                                               388,891              388,835
Between two to five years                                                   --              388,882
-----------------------------------------------------------------------------------------------------------

                                                                       777,782              793,282
-----------------------------------------------------------------------------------------------------------

Less: Amount due within one year included under
        current liabilities                                           (388,891)             (15,565)
-----------------------------------------------------------------------------------------------------------

                                                                       388,891              777,717
-----------------------------------------------------------------------------------------------------------



24. LONG-TERM BANK LOANS Long-term bank loans comprised:


                               The Company andits subsidiaries                          The Company
---------------------------------------------------------------------------------------------------------------

                                     2002                    2001               2002                     2001
---------------------------------------------------------------------------------------------------------------

                             US$'000        Rmb'000       Rmb'000        US$'000       Rmb'000        Rmb'000
---------------------------------------------------------------------------------------------------------------

Renminbi bank loans (a)           --      2,053,000     1,430,213             --            --        820,000
United States dollar
   bank loans (b)          1,007,606      8,340,253     9,891,041        996,402     8,247,547      9,891,041
---------------------------------------------------------------------------------------------------------------

                                         10,393,253    11,321,254                    8,247,547     10,711,041
---------------------------------------------------------------------------------------------------------------

a. Renminbi bank loans were borrowed from local banks to finance the construction of the power plants of the Company and its subsidiaries. These loans bore fixed interest rates from 5.76% to 6.21% per annum for the year ended 31st December, 2002 (2001: 6.21%) and are repayable in accordance with the agreed repayment schedules set by the banks.

b. United States dollar bank loans were borrowed to finance the construction of the power plants of the Company and its subsidiaries. These loans bore interest at lending rates (both fixed and floating) ranging from 2.00% to 6.60% per annum for the year ended 31st December, 2002 (2001: 5.89% to 6.60%), and are repayable in accordance with the agreed repayment schedules set by the banks. The Company had entered into interest rate swap agreements with local banks to convert certain floating rate bank loans into fixed rate debts to hedge against the interest rate risk (see Note 38).


 The long-term bank loans are repayable as follows:

                                                         The Company and
                                                        its subsidiaries                           The Company
---------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
---------------------------------------------------------------------------------------------------------------------------
Within one year                                 1,928,732           2,630,008          1,783,732            2,630,008
Between one to two years                        2,179,281           1,777,844          1,532,726            1,777,844
Between two to five years                       2,490,335           3,215,678          1,924,184            2,705,465
Over five years                                 3,794,905           3,697,724          3,006,905            3,597,724
---------------------------------------------------------------------------------------------------------------------------

                                               10,393,253          11,321,254          8,247,547           10,711,041

Less: Amount due within one year
      included under current liabilities       (1,928,732)         (2,630,008)        (1,783,732)          (2,630,008)
---------------------------------------------------------------------------------------------------------------------------

                                                8,464,521           8,691,246          6,463,815            8,081,033
---------------------------------------------------------------------------------------------------------------------------


25.   OTHER LONG-TERM LOANS

                                                         The Company and
                                                        its subsidiaries                           The Company
----------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
----------------------------------------------------------------------------------------------------------------------------

Long-term loan from Nanjing Investment                 --             174,368                 --              174,368
Long-term loan from WPDB (Note 7(g))              106,389             215,704                 --                   --
Long-term loan from Huaneng Finance
   (Note 7(g))                                    225,000                  --            225,000                   --
Long-term loan from Jiangsu
   International Trust and
   Investment Corporation                          43,245                  --                 --                   --
Long-term loan from Jiangsu Huaiyin
   Investment Company                              25,050                  --                 --                   --
Long-term loan from Jiangsu Electric
   Power Development Co., Ltd.                     27,718                  --                 --                   --
----------------------------------------------------------------------------------------------------------------------------

                                                  427,402             390,072            225,000              174,368
----------------------------------------------------------------------------------------------------------------------------

The other long-term loans bear fixed interest rates prescribed by the contracts, which ranged from 5.64% to 6.21% per annum for the year ended 31st December, 2002 (2001: 6.21%), and are repayable in accordance with the repayment schedules set by the contracts.


Other long-term loans are repayable as follows:

                                                         The Company and
                                                        its subsidiaries                           The Company
----------------------------------------------------------------------------------------------------------------------------
                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
----------------------------------------------------------------------------------------------------------------------------
Within one year                                    96,013             283,273                 --              174,368
Between one to two years                          106,389                  --                 --                   --
Between two to five years                         225,000             106,799            225,000                   --
----------------------------------------------------------------------------------------------------------------------------
                                                  427,402             390,072            225,000              174,368
----------------------------------------------------------------------------------------------------------------------------
Less: Amounts due within
        one year included under
        current liabilities                       (96,013)           (283,273)                --             (174,368)
----------------------------------------------------------------------------------------------------------------------------

                                                  331,389             106,799            225,000                   --
----------------------------------------------------------------------------------------------------------------------------


26. ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

                                                         The Company and
                                                        its subsidiaries                           The Company
----------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
----------------------------------------------------------------------------------------------------------------------------

Accounts payable                                  471,609             387,814            409,500              342,011
Deferred revenue (see Note 2(o))                  939,564             726,808            939,564              726,808
Payable to contractors for construction         1,333,448             716,956          1,319,830              699,719
Other payable to contractors                      140,328             120,559            131,129              103,133
Accrued interest                                  115,861             200,978            113,371              200,978
Others                                            733,540             504,108            670,094              423,730
----------------------------------------------------------------------------------------------------------------------------

                                                3,734,350           2,657,223          3,583,488            2,496,379
----------------------------------------------------------------------------------------------------------------------------



As at 31st December, 2002, the aging analysis of accounts payable was as follows:


                                                         The Company and
                                                        its subsidiaries                           The Company
----------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
----------------------------------------------------------------------------------------------------------------------------

Within one year                                   465,624             373,270            406,265              327,467
Between one to two year                             3,395               9,494                856                9,494
Over two years                                      2,590               5,050              2,379                5,050
----------------------------------------------------------------------------------------------------------------------------

                                                  471,609             387,814            409,500              342,011
----------------------------------------------------------------------------------------------------------------------------


27. TAXES PAYABLE Taxes payable comprised:

                                                         The Company and
                                                        its subsidiaries                           The Company
----------------------------------------------------------------------------------------------------------------------------

                                                     2002                2001               2002                 2001
                                                     '000                '000               '000                 '000
----------------------------------------------------------------------------------------------------------------------------

VAT payable                                       291,456             209,020            184,992              172,010
Income tax payable                                311,436             292,615            198,256              255,405
Others                                             17,297              19,558             12,413               13,775
----------------------------------------------------------------------------------------------------------------------------

                                                  620,189             521,193            395,661              441,190
----------------------------------------------------------------------------------------------------------------------------


28.   SHORT-TERM LOANS

Short-term loans are denominated in Renminbi and bear interest at the prevailing interest rates in the PRC, which ranged from 4.7790% to 5.5575% per annum for the year ended 31st December, 2002 (2001: 5.30%), and are repayable within one year.

As at 31st December, 2002, short-term loans amounting to Rmb200 million were drawn from Huaneng Finance, which bore interest at 5.5575% per annum for the year ended 31st December, 2002 (2001: 5.30%) (see Note 7(h)).


29.   DEFERRED INCOME TAXES
Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective operating units.

The movement in deferred tax liabilities, which arose mainly from the temporary differences of property, plant and equipment, during the year ended 31st December, 2002 is as follows:

-----------------------------------------------------------------------------------------------------------
                                                                        The Company
                                                                            and its
                                                                       subsidiaries          The Company
                                                                               '000                 '000
-----------------------------------------------------------------------------------------------------------
As at 1st January, 2002                                                          --                   --
Acquisitions (Note 3)                                                       109,568                   --
Income statement charge (Note 32)                                            12,285               15,030
-----------------------------------------------------------------------------------------------------------

As at 31st December, 2002                                                   121,853               15,030
-----------------------------------------------------------------------------------------------------------

The Company and its subsidiary recognized deferred tax liabilities arising from the acquisitions of the Shidongkou First Power Plant, Changxing Power Plant, Taicang Power Company and Huaiyin Power Company in 2002. The initial recognition of the identifiable assets and liabilities acquired was based on valuations performed by valuers. The result of the valuation surplus is not a tax deductible credit. Deferred tax liability of approximately Rmb107 million relating to this temporary difference was recorded in 2002.


30.   ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET

As at 31st December, 2002, the net current assets of the Company and its subsidiaries amounted to approximately Rmb33 million (2001: Rmb1,842 million). On the same date, the total assets less current liabilities was approximately Rmb40,809 million (2001: Rmb38,370 million).


31.   HOUSING SCHEME

In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the State-sponsored housing fund at 7%-11% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company's and its subsidiaries' contribution out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended 31st December, 2002, the Company and its subsidiaries contributed approximately Rmb71 million (2001: Rmb31 million) to the fund.

In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees.

For the year ended 31st December, 2002, the housing benefits provided by the Company and its subsidiaries to the employees amounted to approximately Rmb18 million (2001: Rmb16 million) which is recorded as a long-term deferred asset and amortised over the remaining average service life of the relevant employees which is estimated to be 10 years.

The Company and its subsidiaries have no further obligation for housing benefits.


32. INCOME TAX EXPENSE Income tax expense comprised:

-------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
                                                                                            '000                 '000
-------------------------------------------------------------------------------------------------------------------------
Current tax expense                                                                      963,510              715,220
Deferred tax                                                                              12,285                   --
Share of tax of associates (Note 11)                                                       5,059                   --
-------------------------------------------------------------------------------------------------------------------------

                                                                                         980,854              715,220
-------------------------------------------------------------------------------------------------------------------------

The reconciliation of the effective income tax rate to the statutory income tax rate in the PRC is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
-------------------------------------------------------------------------------------------------------------------------
Average statutory tax rate                                                                   18%                  17%
Effect of tax holiday                                                                        (1%)                 (2%)
Others                                                                                        2%                   2%
-------------------------------------------------------------------------------------------------------------------------

Effective tax rate                                                                           19%                  17%
-------------------------------------------------------------------------------------------------------------------------

The aggregate effect of the tax holiday was approximately Rmb58 million for the year ended 31st December, 2002 (2001: Rmb79 million).

The average statutory tax rate for the year ended 31st December, 2002 represented the weighted average tax rate of the head office and the individual power plants calculated on the basis of the relative amounts of net profit before tax and the applicable statutory tax rates.


33.   MINORITY INTERESTS

-------------------------------------------------------------------------------------------------------------------------
                                                                                            2002                 2001
                                                                                            '000                 '000
-------------------------------------------------------------------------------------------------------------------------
As at 1st January                                                                        486,261                   --
Acquisitions (Note 3)                                                                    330,993              415,030
Minority shares of net profit of subsidiaries                                            156,034               71,231
Dividend paid                                                                            (62,584)                  --
-------------------------------------------------------------------------------------------------------------------------

As at 31st December                                                                      910,704              486,261
-------------------------------------------------------------------------------------------------------------------------


34.   EARNINGS PER SHARE

-------------------------------------------------------------------------------------------------------------------------
                                                     2002                                       2001
-------------------------------------------------------------------------------------------------------------------------

                                                   Weighted                                   Weighted
                                                    Average     Per Share                      Average      Per Share
                                  Net Profit         Shares        Amount     Net Profit        Shares         Amount
                                        '000           '000                         '000          '000
-------------------------------------------------------------------------------------------------------------------------
Earnings per Share
Net profit attributable
   to shareholders                 3,921,004      6,000,099          0.65      3,450,658     5,693,750           0.61
Finance costs in relation to
   convertible notes and
   the relevant put option
   (net off tax effect)               41,368             --                      128,955            --
Effect of assumed conversion              --        139,754                           --       315,068
---------------------------------------------------------------------------------------------------------------------------

Diluted Earnings per Share
Net profit attributable to
   shareholders plus effect of
   assumed conversion              3,962,372      6,139,853          0.65      3,579,613     6,008,818           0.60
---------------------------------------------------------------------------------------------------------------------------

Basic earnings per share was computed by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year. On a diluted basis, both net profit and the weighted average number of ordinary shares outstanding were adjusted on the assumption that the convertible notes (see Note 22) had been fully converted at the beginning of the year.


35. NOTES TO CASH FLOW STATEMENT

a. Analysis of cash and cash equivalents

As at 31st December, 2002, cash and cash equivalents consisted of:

                                                  The Company and
                                                 its subsidiaries                           The Company
--------------------------------------------------------------------------------------------------------------------

                                              2002             2001                    2002               2001
                                              '000             '000                    '000               '000
--------------------------------------------------------------------------------------------------------------------

Cash in Rmb                                    266              381                     253                362
Current deposits
   Rmb                                   2,815,473        2,123,393               2,516,803          2,079,608
   US$ denominated                         186,862           49,362                 186,862             49,362
--------------------------------------------------------------------------------------------------------------------

Total cash and cash equivalents          3,002,601        2,173,136               2,703,918          2,129,332
--------------------------------------------------------------------------------------------------------------------


b. Undrawn borrowing facilities

As at 31st December, 2002, the undrawn borrowing facilities authorized by Bank of China and Citibank available to finance the Company's and its subsidiaries' capital commitments for its various power plant construction projects amounted to approximately Rmb211 million (2001: Rmb483 million). Such borrowing facilities would be drawn down in accordance with the financial requirements of the projects. Based on current plans, such borrowing facilities will be utilized as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                2002                 2001
                                                                                '000                 '000
---------------------------------------------------------------------------------------------------------------
Amount to be drawn down:
   Within one year                                                           107,496              197,347
   Between two to five years                                                 103,466              285,802
---------------------------------------------------------------------------------------------------------------

                                                                             210,962              483,149
---------------------------------------------------------------------------------------------------------------

In addition, the Company has also obtained other unsecured borrowing facilities from banks amounted to Rmb12 billion (2001: nil) to finance its funding requirements for a period of three years. As at 31st December, 2002, the unutilized borrowing facilities amounted to Rmb11,993 million. Such borrowing facilities would be drawn down in accordance with the level of working capital and planned capital expenditure of the Company and its subsidiaries.


36.   Obligations and Commitments

a.    Capital Commitments

Commitments mainly relate to the construction of the Dezhou Phase III, Jining Phase III, some complementary facilities and renovation projects for existing power plants and the purchase of coal. Commitments outstanding as at 31st December, 2002 not provided for in the balance sheets were as follows:

                                                 The Company and
                                                its subsidiaries                           The Company
------------------------------------------------------------------------------------------------------------

                                             2002             2001               2002             2001
                                             '000             '000               '000             '000
------------------------------------------------------------------------------------------------------------

Authorized and contracted for           2,655,514        7,633,206          2,654,514         6,690,261
------------------------------------------------------------------------------------------------------------


b. Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7). Some of the leases contain renewal options. Most of the leases contain escalation clauses. Lease terms do not contain restriction on the Company's activities concerning dividends, ad ditional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases in respect of land and buildings of the Head Office, the Nanjing Power Plant and the Shanghai Power Plant are as follows:

------------------------------------------------------------------------------------------------------------
                                                                                2002                 2001
                                                                                '000                 '000
------------------------------------------------------------------------------------------------------------

Land and buildings
  -- not later than one year                                                  32,334               32,334
  -- later than one year and not later than two years                         32,334               32,334
  -- later than two years and not later than five years                        7,334               47,002
  -- later than five years                                                   306,362              299,028
------------------------------------------------------------------------------------------------------------

                                                                             378,364              410,698
------------------------------------------------------------------------------------------------------------

In accordance with the land use operating lease agreement signed by the Dezhou Power Plant and the relevant land management authorities for the land occupied by Dezhou Phase I and Phase II, annual rental is approximately Rmb30 million effective June 1994 and is subject to revision five years after the said date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended 31st December, 2002, the annual rental is approximately Rmb30 million.


37.   CONTINGENT LIABILITIES

                                               The Company and
                                               its subsidiaries                           The Company
---------------------------------------------------------------------------------------------------------------

                                            2002                2001                2002                2001
                                            '000                '000                '000                '000
---------------------------------------------------------------------------------------------------------------

Guarantee for loan facilities
   granted to an associate
   and subsidiaries                      399,250             399,250           2,244,956             749,463
Notes receivable discounted
   with recourse                              --             110,000                  --             110,000
Notes receivable endorsed to
   coal suppliers                             --              30,628                  --              30,628
---------------------------------------------------------------------------------------------------------------

                                         399,250             539,878           2,244,956             890,091
---------------------------------------------------------------------------------------------------------------


38.   INTEREST RATE SWAPS

As at 31st December, 2002, the notional amount of the outstanding interest rate swap agreements was approximately US$52 million (2001: US$83 million). Such agreements will mature between 20th May, 2003 and 18th September 2004. For the year ended 31st December, 2002, there was a gain amounting to approximately Rmb2.2 million arising from changes in the fair value of the interest rate swaps subsequent to initial recognition. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39, the gain was credited to earnings in current year.


39.   FAIR VALUE OF FINANCIAL INSTRUMENT

The Company and its subsidiaries' financial instruments not carried at fair value are cash and cash equivalents, temporary cash investments, accounts receivables, other current assets, other non-current assets, accounts and other payables, short-term borrowings, long-term borrowings and available-for-sale investments.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, temporary cash investments, short-term borrowings and other current financial assets and liabilities approximated their fair value due to the short-term maturity of these instruments.

Similarly, the historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

Available-for-sale investments are measured at cost as there is no quoted market price in an active market and whose fair value cannot be reliably measured.

The estimated fair value of long-term debt including current maturities was Rmb11.93 billion as at 31st December, 2002 (2001: Rmb12.67 billion). The fair value of long-term debt is determined by discounting the stream of future payments of interest and principal at the prevailing market interest rates for comparable instruments. The book value of these liabilities was Rmb11.75 billion as at 31st December, 2002 (2001: Rmb12.50 billion).


40.   BUSINESS RISK

The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, the PRC's political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

Six largest customers represented approximately 90% (2001: 90%) of the operating revenue of the Company and its subsidiaries for the year ended 31st December, 2002.


41.   SUBSEQUENT EVENT

On 28th January 2003, the Company entered into an Investment Agreement with Shenzhen Investment Holding Corporation ("SIH") and Shenzhen Energy Group Co., Ltd. ("SEG") pursuant to which the Company agreed to acquire 25% equity interest of SEG's enlarged share capital at a total consideration of RMB2,390 million.

Supplemental Information for
North American Shareholders

The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarised below:

(a)   Effect of the Acquisition of Entities under Common Control

Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in July, 2002. Under the acquisition method, the acquired results are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill and amortized on a systematic basis to the income statement over the remaining weighted average useful life of the acquired depreciable or amortizable assets.

As the Company and its subsidiaries, Shanghai Shidongkou First Power Plant, Taicang Power Company, and Changxing Power Plant were under common control of Huaneng Group prior to the acquisition, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes.

(b) Effect of Acquisition of 30% Additional Equity Interests in Shanghai Shidongkou First Power Plant, 5% Additional Equity Interests in Taicang Power Company and 44.16% Equity Interests in Huaiyin Power Company

On 1st July, 2002, the Company acquired 44.16% equity interests of Huaiyin Power Company from Huaneng Group. On 31st December, 2002, the Company acquired 30% additional equity interests of Shanghai Shidongkou First Power Plant and 5% equity interests of Taicang Power Company from Huaneng Group.

Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of Shanghai Shidongkou First Power Plant, Taicang Power Company and Huaiyin Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of the net assets of the power plants acquired is recorded as goodwill. Such goodwill is amortized on a systematic basis to the income statement over the remaining weighted average useful life of the acquired depreciable or amortizable assets. Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Shanghai Shidongkou First Power Plant, Taicang Power Company and Huaiyin Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a reduction of capital contribution to the Company. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(c)   Housing Benefits Provided by HIPDC

HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be a housing benefit. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as an addition of capital contribution from HIPDC.

(d)   Amount of Negative Goodwill Upon Acquisition of Shandong Huaneng

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng ("Acquisition of Shandong Huaneng"). Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition is recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. The difference between these net asset values and the cash consideration is recorded as a negative goodwill.

The amount of negative goodwill determined under IFRS was recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. The amount of negative goodwill under US GAAP determined on the basis as described above was offset against the fixed assets of the respective power plants as a purchase allocation adjustment. As the amount of negative goodwill under IFRS is different from the amount of the purchase allocation adjustment determined under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above, the net impact on income is also different.

(e)   Accounting Treatment of Convertible Notes

Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

In accordance with IAS 39, which was effective on 1st January, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortized cost of the liability component were charged or credited to income statements.

Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. On 21st May, 2002, a portion of the convertible notes was not redeemed by the noteholders. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortized as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(f)   Capitalization of Borrowing Costs

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying asset were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

(g)   Deferred Tax Impact

This represents the deferred tax effect on the above GAAP differences where applicable.

(h)   US Regulatory Accounting

Under US GAAP, Statement of Financial Accounting Standard Number 71 "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") is applicable to utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. SFAS 71 recognizes that the regulatory process produces economic effects which should be reflected in the financial statements. Because revenues are based on costs, SFAS 71 governs the period in which various costs are included in the income statements with the objective of matching costs with revenues. Provided that, through the rate setting process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. The regulatory process may also impose a liability on a rate-regulated enterprise, usually representing obligations to the enterprise's customers, which should be recognized as regulatory liability.

In order to apply SFAS 71, three criteria must be met. These criteria require that a) the power rates for regulated services or products provided to customers be established by or are subject to approval by an independent, third-party regulator or by an entity's own governing board empowered by statute or contract to establish power rates that bind customers; b) the regulated power rates are designed to recover the costs of providing the regulated services or products; and c) in view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that power rates set at levels that will recover costs can be charged to and collected from customers; this criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

The Company and its subsidiaries believe that all of their power plants meet these specific criteria of SFAS 71 with the exception of the Shidongkou First Power Plant, the Taicang Power Company, the Huaiyin Power Company and the Changxing Power Plant ("Four New Power Plants") acquired during the year ended 31st December, 2002. Firstly, the power rates are established by an independent regulator, the provincial or local price bureau. Further, the pricing policy applicable to the power plants (with the exception of the Four New Power Plants) provides for rate-setting based on the specific costs of the power plants. This process has operated historically and will continue under the pricing policy. Finally, based on the significant demand for electricity in its service territory, it is reasonable to assume that the authorized power rates will be collected from customers.

With respect to the Four New Power Plants acquired during the year, the criteria mentioned above are not met and, therefore, SFAS71 cannot be applied. Consequently, the Four New Power Plants have adopted US GAAP without specific reference to the regulatory basis of accounting provided for under SFAS71.

Under IFRS, as there is no equivalent regulatory accounting standard, the Company's and its subsidiaries' policy is to recognize regulatory assets established under SFAS 71 only when they comprise rights or other access to future economic benefits as a result of past events; or to recognize regulatory liabilities only when they comprise a present obligation the settlement of which is expected to result in an outflow of resources embodying economic benefits.

For the year ended 31st December, 2002, there was no material difference in the recognition of both regulatory and non-regulatory assets and liabilities between IFRS and US GAAP.

(i)   Impairment of Long-lived Assets

The carrying amount of fixed assets under IFRS is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the asset discounted to their present value or the asset's net selling price. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down cease to exist.

Under US GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Subsequent reversal of impairment is not permitted. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

For the year ended 31st December, 2002, no differences arose in respect of the timing and the amount of impairment in long-lived assets recognized.

Differences between IFRS and US GAAP which affect the equity and net income of the Company and its subsidiaries are summarized below:

                                                                                                  Equity
---------------------------------------------------------------------------------------------------------------------------

                                                                                           As at                As at
                                                                                    December 31,          December 31,
                                                                Note                        2002                  2001
                                                                                         Rmb'000               Rmb'000
---------------------------------------------------------------------------------------------------------------------------
Equity under IFRS                                                                     30,416,060            28,293,530
Impact of US GAAP adjustments Note i:
   Effect of acquisition of Shanghai Shidongkou First
     Power Plant, Taicang Power Company and
     Changxing Power Plant                                       (a)                    (998,752)              740,065
   Effect of acquisition of 30% additional equity
     interests in Shanghai Shidongkou First Power Plant,
     5% additional equity interests in Taicang Power
     Company and 44.16% equity interests in
     Huaiyin Power Company                                       (b)                    (313,859)                   --
   Recording of capital contribution arising from
     acquisition of Shandong Huaneng                             (d)                     862,922               862,922
   Difference in amortization of negative goodwill               (d)                    (174,182)              (87,091)
   Adjustments on convertible notes
     - Reversal of equity component of the
         convertible notes                                       (e)                    (510,506)             (510,506)
     - Reversal of adjustment relating to the
         convertible notes arising form the initial
         adoption of IAS 39                                      (e)                     463,921               463,921
     - Difference in accounting treatment of
         convertible notes                                       (e)                       5,246                    --
   Difference in capitalization of borrowing costs               (f)                     (88,412)                   --
   Applicable deferred tax impact of the above
     GAAP differences                                            (g)                     252,124                62,943
---------------------------------------------------------------------------------------------------------------------------

Equity under US GAAP Note i                                                           29,914,562            29,825,784
---------------------------------------------------------------------------------------------------------------------------


                                                                                         Net income
                                                                               For the year ended December 31,
---------------------------------------------------------------------------------------------------------------------------

                                                            Note             2002              2001              2000
                                                                          Rmb'000           Rmb'000           Rmb'000
---------------------------------------------------------------------------------------------------------------------------

Net income under IFRS                                                   3,921,004         3,450,658         2,515,830
Impact of US GAAP adjustments Note i:
   Effect of acquisition of Shanghai
     Shidongkou First Power Plant,
     Taicang Power Company and
     Changxing Power Plant                                   (a)          126,498           234,127           149,711
   Effect of acquisition of 30%
     additional equity interests in Shanghai
     Shidongkou First Power Plant, 5%
     additional equity interests in Taicang Power
     Company and 44.16% equity interests
     in Huaiyin Power Company                                (b)           10,556                --                --
   Recording housing benefits provided by HIPDC              (c)          (26,152)          (26,152)          (26,152)
   Difference in amortization of negative goodwill           (d)          (87,091)          (87,091)               --
   Difference in accounting treatment of
     convertible notes                                       (e)            5,116                --                --
   Difference in capitalization of borrowing costs           (f)          (88,412)               --                --
   Applicable deferred tax impact of the above
     GAAP differences                                        (g)           33,674                --                --
----------------------------------------------------------------------------------------------------------------------------

Net income under US GAAP Note i                                         3,895,193         3,571,542         2,639,389
----------------------------------------------------------------------------------------------------------------------------

Basic earnings per ordinary share under
   US GAAP (Rmb) Note ii                                                     0.65              0.63              0.47
----------------------------------------------------------------------------------------------------------------------------

Basic earnings per ADS under
   US GAAP (Rmb) Note ii                                                    25.97             25.09             18.69
----------------------------------------------------------------------------------------------------------------------------

Diluted earnings per ordinary share under
   US GAAP (Rmb) Note ii                                                     0.64              0.62              0.46
----------------------------------------------------------------------------------------------------------------------------

Diluted earnings per ADS under
   US GAAP (Rmb) Note ii                                                    25.62             24.63             18.52
----------------------------------------------------------------------------------------------------------------------------

(Note i) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the three new power plants had been in existence since the beginning of the earliest period presented.

(Note ii) Earnings per ordinary shares and per equivalent ADS were calculated by dividing the net income for the financial year under US GAAP by the weighted average number of ordinary shares and ADS in issue during the financial year. On a diluted basis, both net income for the financial year and the weighted average number of ordinary shares and ADS outstanding for the financial year were adjusted on the assumption that the convertible notes had been fully converted at the beginning of the year.


In preparing the summary of difference between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of assets and other areas. Actual results could differ from those estimates.

The following are condensed consolidated balance sheets of the Company and its subsidiaries as at 31st December, 2001 and 2002, and the related condensed consolidated statements of income, change in shareholders' equity and cash flows for each of the years in the three-year period ended 31st December, 2002, restated to reflect the effect of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to the pooling of interests method under US GAAP and other differences between IFRS and US GAAP.

Condensed Consolidated Balance Sheets

                                                                                       As at 31st December,
---------------------------------------------------------------------------------------------------------------------------

                                                                                            2002                 2001
                                                                                         Rmb'000              Rmb'000
---------------------------------------------------------------------------------------------------------------------------

ASSETS

Non-current assets
   Property, plant and equipment, net                                                 38,434,682           39,270,064
   Investment in an associate                                                            200,960              226,488
   Deferred tax assets                                                                   240,781               62,943
   Goodwill                                                                               63,754                   --
   Other long-term assets                                                              1,322,828            1,043,748
---------------------------------------------------------------------------------------------------------------------------

     Total non-current assets                                                         40,263,005           40,603,243
---------------------------------------------------------------------------------------------------------------------------

Current assets
   Inventories, net                                                                      923,341              789,731
   Other receivables and assets, net                                                     242,905              313,165
   Accounts receivable                                                                 2,361,833            1,780,694
   Restricted cash                                                                        13,259                   --
   Temporary cash investments                                                          1,141,502            6,224,070
   Cash and cash equivalents                                                           3,002,601            2,414,448
---------------------------------------------------------------------------------------------------------------------------

     Total current assets                                                              7,685,441           11,522,108
---------------------------------------------------------------------------------------------------------------------------

     Total assets                                                                     47,948,446           52,125,351
---------------------------------------------------------------------------------------------------------------------------


EQUITY AND LIABILITIES

Shareholders' equity                                                                  29,914,562           29,825,784
---------------------------------------------------------------------------------------------------------------------------

Minority interests                                                                       869,621              815,179
---------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
   Convertible notes                                                                     166,498                   --
   Accrued put premium on convertible notes                                               30,841                   --
   Long-term loans from shareholders                                                     388,891              940,931
   Long-term bank loans                                                                8,464,521           10,213,298
   Other long-term loans                                                                 331,389              106,799
   Other financial liabilities                                                            19,397               14,875
   Deferred tax liabilities                                                              110,510                   --
---------------------------------------------------------------------------------------------------------------------------

     Total non-current liabilities                                                     9,512,047           11,275,903
---------------------------------------------------------------------------------------------------------------------------

Current liabilities
   Accounts payable and accrued liabilities                                            3,734,350            2,840,125
   Taxes payable                                                                         620,189              549,880
   Due to HIPDC                                                                          100,475               36,584
   Due to other related parties                                                               --               26,123
   Staff welfare and bonus payable                                                       233,566              381,402
   Short-term loans                                                                      550,000              440,000
   Current portion of long-term loans from shareholders                                  388,891               36,635
   Current portion of long-term bank loans                                             1,928,732            3,208,795
   Current portion of other long-term loans                                               96,013              283,273
   Convertible notes                                                                          --            1,903,618
   Accrued put premium for convertible notes                                                  --              502,050
---------------------------------------------------------------------------------------------------------------------------

     Total current liabilities                                                         7,652,216           10,208,485
---------------------------------------------------------------------------------------------------------------------------

     Total liabilities and equity                                                     47,948,446           52,125,351
---------------------------------------------------------------------------------------------------------------------------


Condensed Consolidated Statements of Income

                                                                                  Year ended 31st December,
---------------------------------------------------------------------------------------------------------------------------
                                                                             2002              2001              2000
                                                                          Rmb'000           Rmb'000           Rmb'000
---------------------------------------------------------------------------------------------------------------------------

Operating revenue, net                                                 19,845,599        18,692,529        15,073,428
---------------------------------------------------------------------------------------------------------------------------

Operating expenses:
Fuel                                                                   (7,583,013)       (6,434,453)       (4,956,405)
Maintenance                                                              (698,598)         (934,612)         (829,961)
Depreciation                                                           (3,501,363)       (3,466,411)       (3,013,962)
Labor                                                                  (1,162,506)       (1,043,248)         (912,737)
Transmission fees                                                         (35,754)          (36,925)          (17,094)
Service fees to HIPDC                                                    (263,716)         (307,322)         (310,742)
Income tax                                                             (1,001,683)         (888,916)         (542,805)
Others                                                                   (822,900)         (820,446)         (652,703)
---------------------------------------------------------------------------------------------------------------------------

   Total operating expenses                                           (15,069,533)      (13,932,333)      (11,236,409)
---------------------------------------------------------------------------------------------------------------------------

Income before financial expenses                                        4,776,066         4,760,196         3,837,019
---------------------------------------------------------------------------------------------------------------------------

Interest income                                                            84,735           115,918            82,047
Interest expense                                                         (724,397)       (1,087,443)       (1,204,619)
Exchange losses, net                                                      (31,418)          (41,794)          (34,932)
---------------------------------------------------------------------------------------------------------------------------

Total financial expenses                                                 (671,080)       (1,013,319)       (1,157,504)
---------------------------------------------------------------------------------------------------------------------------

Share of loss of associates                                                (1,634)           (5,381)               --
Minority interests                                                       (208,159)         (169,954)          (40,126)
---------------------------------------------------------------------------------------------------------------------------

Net income attributable to the shareholders                             3,895,193         3,571,542         2,639,389
---------------------------------------------------------------------------------------------------------------------------

Condensed Consolidated Statements of Changes in Shareholders' Equity

---------------------------------------------------------------------------------------------------------------------------
                                                                                                              Rmb'000
---------------------------------------------------------------------------------------------------------------------------
Balance as at 1st January, 2000                                                                            21,885,465

Dividend relating to 1999                                                                                    (508,500)

Net profit attributable to shareholders for the year
   ended 31st December, 2000                                                                                2,639,389

Capital contribution from HIPDC on housing benefits                                                            26,152

Distribution to Huaneng Group                                                                                 (58,734)
---------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2000                                                                          23,983,772

Dividends relating to 2000                                                                                 (1,243,000)

Net profit attributable to shareholders for the year
   ended 31st December, 2001                                                                                3,571,542

Capital contribution arising from acquisition of Shandong Huaneng                                             862,922

Capital contribution from HIPDC on housing benefits                                                            26,152

Issuance and sale of 350,000,000 new Domestic Shares,
  net of direct issuance cost                                                                               2,770,058

Distribution to Huaneng Group                                                                                (145,662)
---------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2001                                                                          29,825,784

Dividends relating to 2001                                                                                 (1,800,000)

Net profit attributable to shareholders for the year
   ended 31st December, 2002                                                                                3,895,193

Conversion of convertible notes to new ordinary shares                                                          1,655

Netdeemed capital distribution to Huaneng Group arising from the acquisition of the equity interests of the four power plants and additional interests in Shanghai Shidongkou First Power Plant and Taicang
   Power Company                                                                                           (2,034,222)

Capital contribution from HIPDC on housing benefits                                                            26,152
---------------------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2002                                                                          29,914,562
---------------------------------------------------------------------------------------------------------------------------

Condensed Consolidated Statements of Cash Flows

                                                                                  Year ended 31st December,
----------------------------------------------------------------------------------------------------------------------------

                                                                             2002              2001              2000
                                                                          Rmb'000           Rmb'000           Rmb'000
----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                               7,469,213         6,598,191         6,093,354
Net cash provided by (used in) investing activities                     2,620,931        (4,720,026)       (5,880,521)
Net cash used in financing activities                                  (9,501,991)       (1,567,272)         (820,433)
----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                      588,153           310,893          (607,600)
Cash and cash equivalents, beginning of year                            2,414,448         2,103,555         2,711,155
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                  3,002,601         2,414,448         2,103,555
----------------------------------------------------------------------------------------------------------------------------



Statement of Comprehensive Income

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. However, for each of the year in the three-year period ended 31st December, 2002, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

New Accounting Pronouncement

The Financial Accounting Standards Board ("FSAB") issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 145, Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145"), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("SFAS 146"), Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions ("SFAS 147"), Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"), FASB Interpretation No.45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45") and FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").

SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs.

SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4"), and an amendment of SFAS 4, Statement of Financial Accounting Standards No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. It also rescinds Statement of Financial Accounting Standards No. 44, Accounting for Intangible Assets of Motor Carriers. It amends Statement of Financial Accounting Standards No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. It also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

SFAS 147 removes acquisitions of financial institutions from the scope of both Statement of Financial Accounting Standards No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions and Financial Accounting Standards Board Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method and requires that those transactions be accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, it amends Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets.

SFAS 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after 31st December, 2002. The adoption of disclosure requirements that are effective for the year ended 31st December, 2002, did not have a material effect on the consolidated financial statements of the Company and its subsidiaries.

FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

SFAS 143, SFAS 145, SFAS 146, SFAS 147, SFAS 148, FIN 45 and FIN 46 are effective for fiscal years beginning after 15th December, 2002 or later. The Company has not completed its assessment of the effects of adoption these new accounting pronouncements.

Report of the Auditors

                                                      PwC ShenZi (2003) No. 976

To the Shareholders of Huaneng Power International, Inc.

We have accepted the appointment to audit the consolidated balance sheet of Huaneng Power International, Inc. ("the Company") and its subsidiaries as at 31st December, 2002 and the consolidated profit and loss account and statement of income appropriation and cash flow statement for the year then ended, and the balance sheet of the Company as at 31st December, 2002 and its profit and loss accounts and statement of income appropriation and cash flow statement for the year then ended. The Company is responsible for the financial statements. Our responsibility is to express an audit opinion on the financial statements. Our audit was conducted in accordance with China Certified Public Accountants' Independent Auditing Standards and consequently included such auditing procedures as were considered necessary and appropriate to the Company and its subsidiaries' circumstances, including examination, on a test basis, of the Company and its subsidiaries' transactions and accounting records.

In our opinion, the financial statements mentioned above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at 31st December, 2002 and the consolidated results of their operations and their cash flows for the year then ended, and the financial position of the Company as at 31st December, 2002 and its results of operations and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises of the People's Republic of China. The accounting policies used in the preparation of the financial statements for the year are consistent with those used in the preceding year.

PRICEWATERHOUSECOOPERS ZHONG TIAN                   Certified Public Accountant
CPAS CO., LTD.
                                                              Li Dan

                                                    Certified Public Accountant

                                                            He Yingfan
12th March, 2003


Balance Sheets

(Prepared in accordance with PRC Accounting Standards)
AS AT 31ST DECEMBER, 2002
Amounts: In Rmb Yuan

                                                           Consolidated                         The Company
----------------------------------------------------------------------------------------------------------------------------

ASSETS                                           31st December,    31st December,    31st December,    31st December,
                                      Notes                2002              2001              2002              2001
----------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
  Cash                                5(1)        4,157,362,535     8,397,206,331     3,853,281,582     8,125,084,855
  Short-term investments                                     --         1,101,700                --                --
  Notes receivable                    5(2)          472,750,000       152,230,000       440,080,000       152,230,000
  Dividend receivable                                        --                --                --        18,266,173
  Interest receivable                                 3,792,434        16,354,768         3,792,434        13,642,318
  Accounts receivable              5(3), 6(1)     1,889,082,774     1,254,941,073     1,545,294,232     1,179,490,289
  Other receivables                5(3), 6(1)       102,595,147       115,537,645        81,195,078       113,397,926
  Advance to suppliers                               54,040,826        94,953,798        39,068,231        94,072,219
  Inventories                         5(4)          940,723,848       739,458,212       765,649,739      658,569,823
  Deferred expenses                                  12,451,202        12,596,842         9,659,052         9,594,544
  Current portion of long-term
    investments                   5(5), 6(2,3)           25,160                --       256,325,160        31,735,090
  Other current assets                5(9)           70,000,000                --        70,000,000                --
----------------------------------------------------------------------------------------------------------------------------

Total current assets                              7,702,823,926    10,784,380,369     7,064,345,508    10,396,083,237
----------------------------------------------------------------------------------------------------------------------------

LONG-TERM INVESTMENTS
  Long-term equity investments     5(5), 6(2)       776,151,596       238,093,644     2,324,449,270     1,096,268,191
  Including: Equity
     investment difference         5(5), 6(2)       313,862,886                --       313,862,886                --
  Long-term debt investments       5(5), 6(3)        10,137,770         9,734,610       450,800,726       697,190,066
----------------------------------------------------------------------------------------------------------------------------

Total long-term investment                          786,289,366       247,828,254     2,775,249,996     1,793,458,257

FIXED ASSETS
  Fixed assets, cost                  5(6)       58,940,239,645    47,796,160,041    51,331,689,101    42,832,545,656
  Less: Accumulated depreciation      5(6)      (18,725,078,726)  (14,372,645,114)  (15,884,329,113)  (12,097,867,795)
----------------------------------------------------------------------------------------------------------------------------

  Fixed assets, net book value        5(6)       40,215,160,919    33,423,514,927    35,447,359,988    30,734,677,861
----------------------------------------------------------------------------------------------------------------------------

  Construction-in-progress            5(7)          685,761,557     4,248,680,894       626,225,572     4,248,680,894
----------------------------------------------------------------------------------------------------------------------------

Total fixed assets                               40,900,922,476    37,672,195,821    36,073,585,560    34,983,358,755
----------------------------------------------------------------------------------------------------------------------------

INTANGIBLE AND OTHER ASSETS
  Intangible assets                   5(8)       (1,306,167,496)   (1,553,456,114)   (1,373,182,297)   (1,628,857,856)
  Long-term deferred expenses                        14,886,880         8,760,388        14,886,880         8,760,388
  Other long-term assets              5(9)                   --        70,000,000                --        70,000,000
----------------------------------------------------------------------------------------------------------------------------

Total intangible and other assets                (1,291,280,616)   (1,474,695,726)   (1,358,295,417)   (1,550,097,468)
----------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                     48,098,755,152    47,229,708,718    44,554,885,647    45,622,802,781
----------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these financial statements.



                                    Person in charge of                Person in charge of
  Legal representative:             accounting function:              accounting department:
       Li Xiaopeng                       Huang Jian                          Zhou Hui


                                                           Consolidated                         The Company
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS'                    31st December,    31st December,    31st December,    31st December,
  EQUITY                              Notes                2002              2001              2002              2001
----------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES

    Short-term loans                  5(10)         550,000,000        40,000,000       550,000,000                --
    Notes payable                                            --        22,770,473                --        22,770,473
    Accounts payable                                471,608,936       365,043,809       409,500,258       319,240,988
    Salary payable                                    9,276,290                --         9,077,965                --
    Staff welfare payable                           224,289,622       376,192,419       222,648,524       362,310,666
    Dividends payable                 5(11)       2,040,093,146     1,800,000,000     2,040,093,146     1,800,000,000
    Interest payable                                115,860,824       200,977,985       113,370,824       200,977,985
    Taxes payable                     5(12)         620,188,900       521,192,667       395,661,112       441,189,903
    Other levies payable                              7,805,368        31,030,111         2,713,031        31,030,111
    Other payables                    5(13)       2,280,414,185     1,337,091,359     2,199,243,434     1,222,050,536
    Accrued expenses                                 26,273,238        13,309,372        26,273,238        13,309,372
    Current portion of
      long-term loans                 5(14)       2,413,636,557     2,928,846,440     2,172,623,070     2,819,941,273
    Convertible notes                 5(15)                  --     2,405,667,641                --     2,405,667,641
----------------------------------------------------------------------------------------------------------------------------

  Total current liabilities                       8,759,447,066    10,042,122,276     8,141,204,602     9,638,488,948
----------------------------------------------------------------------------------------------------------------------------

  LONG-TERM LIABILITIES
    Long-term loans                   5(14)       9,184,800,869     9,575,761,625     7,077,706,287     8,858,749,828
    Convertible notes                 5(15)         166,497,890                --       166,497,890                --
-----------------------------------------------------------------------------------------------------------------------------

  Total long-term liabilities                     9,351,298,759     9,575,761,625     7,244,204,177     8,858,749,828
-----------------------------------------------------------------------------------------------------------------------------

  TOTAL LIABILITIES                              18,110,745,825    19,617,883,901    15,385,408,779    18,497,238,776
-----------------------------------------------------------------------------------------------------------------------------

  MINORITY INTERESTS                                818,532,459       486,260,812                --                --
-----------------------------------------------------------------------------------------------------------------------------

  SHAREHOLDERS' EQUITY
    Share capital                     5(16)       6,000,273,960     6,000,000,000     6,000,273,960     6,000,000,000
    Capital surplus                   5(17)      10,260,830,755    10,259,449,295    10,260,830,755    10,259,449,295
    Surplus reserves                  5(18)       3,419,668,242     2,705,256,889     3,419,668,242     2,705,256,889
    Including: Statutory public
      welfare fund                    5(18)       1,053,519,606       762,741,506     1,053,519,606       762,741,506
    Undistributed profits             5(19)       9,488,703,911     8,160,857,821     9,488,703,911     8,160,857,821
-----------------------------------------------------------------------------------------------------------------------------

  Total shareholders' equity                     29,169,476,868    27,125,564,005    29,169,476,868    27,125,564,005
-----------------------------------------------------------------------------------------------------------------------------

  TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                         48,098,755,152    47,229,708,718    44,554,885,647    45,622,802,781
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                      Person in charge of                Person in charge of
    Legal representative:             accounting function:              accounting department:
         Li Xiaopeng                       Huang Jian                          Zhou Hui



Profit and Loss Accounts

(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31ST DECEMBER, 2002
Amounts: In Rmb Yuan

                                                           Consolidated                         The Company
-------------------------------------------------------------------------------------------------------------------------

                                                 31st December,    31st December,    31st December,    31st December,
                                      Notes                2002              2001              2002              2001
-------------------------------------------------------------------------------------------------------------------------

1. Revenues from principal 5(20),
        operations                    6(4)       18,725,340,857    15,816,656,338    15,720,550,997    14,047,671,476

      Less: Cost of principal        5(20),
            operations                6(4)      (12,528,622,594)  (10,333,929,258)  (10,480,868,719)   (9,032,497,748)

           Tax and levies on
            principal operations                    (38,116,331)      (25,294,665)       (5,839,726)       (4,618,868)
-------------------------------------------------------------------------------------------------------------------------

2.    Profit from principal operations            6,158,601,932     5,457,432,415     5,233,842,552     5,010,554,860

      Add: Profit/(loss) from
            other operations                         16,821,913          (529,020)       14,421,931          (749,903)
      Less: General and administrative
             expenses                              (327,188,932)     (175,836,006)     (229,565,700)     (125,305,716)

           Financial expenses, net    5(21)        (562,719,815)     (842,777,611)     (450,065,716)     (778,765,740)
-------------------------------------------------------------------------------------------------------------------------

3.    Operating profit                            5,285,515,098     4,438,289,778     4,568,633,067     4,105,733,501

      Add: (Loss)/income from        5(22),
            investment                6(5)          (46,138,983)       19,290,314       288,673,388       183,277,931
           Non-operating income                      50,717,819        30,799,078        19,264,890        30,698,092
      Less: Non-operating expenses    5(23)         (78,014,523)      (65,863,415)      (71,346,712)      (65,328,999)
-------------------------------------------------------------------------------------------------------------------------

4. Profit before taxation and
        minority interests                        5,212,079,411     4,422,515,755     4,805,224,633     4,254,380,525

      Less: Income tax                             (963,510,283)     (715,220,304)     (722,874,044)    (618,316,281)
           Minority interests                      (166,218,539)      (71,231,207)               --                --
-------------------------------------------------------------------------------------------------------------------------

5.    Net profit                                  4,082,350,589     3,636,064,244     4,082,350,589     3,636,064,244
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                                 Person in charge of                Person in charge of
               Legal representative:             accounting function:              accounting department:
                    Li Xiaopeng                       Huang Jian                          Zhou Hui



Supplementary information:

                                                           Consolidated                         The Company
----------------------------------------------------------------------------------------------------------------------------

                                                 31st December,    31st December,    31st December,    31st December,
                                                           2002              2001              2002              2001
----------------------------------------------------------------------------------------------------------------------------
1.    Profit from sale or disposal of a
        business unit or investments                         --                --                --                --
2.    Loss due to natural disaster                           --                --                --                --
3.    Increase / (decrease) in profit
        before taxation and minority
        interests as a result of changes
        in accounting policies                               --                --                --                --
4.    Increase / (decrease) in profit
        before taxation and minority
        interests as a result of changes
        in accounting estimates                              --                --                --                --
5.    Loss on debt restructuring                             --                --                --                --
6.    Others                                                 --                --                --                --
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                                 Person in charge of                Person in charge of
               Legal representative:             accounting function:              accounting department:
                    Li Xiaopeng                       Huang Jian                          Zhou Hui

Statement of Income Appropriation
(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31ST DECEMBER, 2002
Amounts: In Rmb Yuan

                                                           Consolidated                         The Company
--------------------------------------------------------------------------------------------------------------------------

                                                 31st December,    31st December,    31st December,    31st December,
                                                           2002              2001              2002              2001
--------------------------------------------------------------------------------------------------------------------------

1.    Net profit                                  4,082,350,589     3,636,064,244     4,082,350,589     3,636,064,244

      Add:Unappropriated profit
            brought forward                       8,160,857,821     6,961,104,819     8,160,857,821     6,961,104,819
--------------------------------------------------------------------------------------------------------------------------

2.    Unappropriated profit                      12,243,208,410    10,597,169,063    12,243,208,410    10,597,169,063

      Less: Transfer to statutory
            surplus reserve fund                   (408,235,059)     (363,606,424)     (408,235,059)     (363,606,424)
            Transfer to statutory
            public welfare fund                    (306,176,294)     (272,704,818)     (306,176,294)     (272,704,818)
--------------------------------------------------------------------------------------------------------------------------

3.    Profit distributable to
        shareholders                             11,528,797,057     9,960,857,821    11,528,797,057     9,960,857,821

      Less: Dividends                            (2,040,093,146)   (1,800,000,000)   (2,040,093,146)   (1,800,000,000)
--------------------------------------------------------------------------------------------------------------------------

4.    Unappropriated profit carried
        forward                                   9,488,703,911     8,160,857,821     9,488,703,911     8,160,857,821
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                                 Person in charge of                Person in charge of
               Legal representative:             accounting function:              accounting department:
                    Li Xiaopeng                       Huang Jian                          Zhou Hui

Cash Flow Statement

(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31ST DECEMBER, 2002
Amounts: In Rmb Yuan

----------------------------------------------------------------------------------------------------------------------------
      Item                                                      Note                Consolidated          The Company
----------------------------------------------------------------------------------------------------------------------------
1.    Cash flows from operating activities
      Cash received from sale of goods and services                               21,400,956,470       17,975,897,542
      Cash received on tax refund                                                             --                   --
      Other cash received relating to operating activities                           252,898,651          164,325,784
----------------------------------------------------------------------------------------------------------------------------

        Sub-total of cash inflows                                                 21,653,855,121       18,140,223,326
----------------------------------------------------------------------------------------------------------------------------

      Cash paid for goods and services                                            (7,892,634,937)      (6,350,144,894)
      Cash paid to and on behalf of employees                                       (931,012,762)        (761,732,687)
      Payment of all types of taxes                                               (3,326,977,909)      (2,818,658,943)
      Other cash paid relating to operating activities          5(25)             (1,698,368,871)      (1,382,217,147)
----------------------------------------------------------------------------------------------------------------------------

        Sub-total of cash outflows                                               (13,848,994,479)     (11,312,753,671)
----------------------------------------------------------------------------------------------------------------------------

      Net cash flows from operating activities                                     7,804,860,642        6,827,469,655
----------------------------------------------------------------------------------------------------------------------------

2. Cash flows from investing activities
      Cash received on disposal of investments                                     5,087,082,019        4,969,510,766
      Cash received on investments income                                              1,748,359          135,876,972
      Net cash received from disposals of fixed assets,
        intangible assets and other long-term assets                                  70,028,636           32,476,940
      Other cash received relating to investing activities                           569,842,526          478,246,292
----------------------------------------------------------------------------------------------------------------------------

        Sub-total of cash inflows                                                  5,728,701,540        5,616,110,970
----------------------------------------------------------------------------------------------------------------------------

      Cash paid to acquire fixed assets,
        intangible assets and other long-term assets                              (1,598,350,078)      (1,433,239,084)
      Cash paid to acquire investments                                            (3,031,468,798)      (3,031,468,797)
----------------------------------------------------------------------------------------------------------------------------

        Sub-total of cash outflows                                                (4,629,818,876)      (4,464,707,881)
---------------------------------------------------------------------------------------------------------------------------

      Net cash flows from investing activities                                     1,098,882,664        1,151,403,089
---------------------------------------------------------------------------------------------------------------------------

3. Cash flows from financing activities
      Cash received from borrowings                                                  173,378,886          173,308,884
---------------------------------------------------------------------------------------------------------------------------

        Sub-total of cash inflow                                                     173,378,886          173,308,884
---------------------------------------------------------------------------------------------------------------------------

      Cash paid on repayment of borrowings                                        (5,558,785,165)      (5,284,632,737)
      Cash payments of interest expenses
        and appropriation of dividends or profit                                  (2,688,871,802)      (2,336,407,193)
      Including: Dividends paid to minority shareholders of subsidiaries                        (62,583,272         )--
---------------------------------------------------------------------------------------------------------------------------

        Sub-total of cash outflows                                                (8,247,656,967)      (7,621,039,930)
---------------------------------------------------------------------------------------------------------------------------

      Net cash flows used in financing activities                                 (8,074,278,081)      (7,447,731,046)
---------------------------------------------------------------------------------------------------------------------------

4. Effect of foreign exchange rate changes on cash -- --
---------------------------------------------------------------------------------------------------------------------------

5.    Net increase in cash and cash equivalents                                      829,465,225          531,141,698
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                                 Person in charge of                Person in charge of
               Legal representative:            accounting funcction:              accounting department:
                    Li Xiaopeng                       Huang Jian                          Zhou Hui


      Supplementary InformationItem                                                 Consolidated          The Company
---------------------------------------------------------------------------------------------------------------------------
1. Reconciliation of net profit to cash flows from operating activities
      Net profit                                                                   4,082,350,589        4,082,350,589
      Add: Minority interests                                                        166,218,539                   --
            Provision for asset impairment                                             7,464,599            7,259,394
            Depreciation of fixed assets                                           3,490,607,838        3,107,933,731
            Amortization of intangible assets                                       (230,669,048)        (232,306,548)
            Amortization of long-term deferred expenses                                5,246,533            5,246,533
            Decrease in deferred expenses                                                145,640              167,888
            Increase in accrued expenses (or deduct: decrease)                         9,980,414         (199,157,063)
            Losses on disposal of fixed assets, intangible assets
              and other long-term assets                                              30,882,300           30,321,841
            Financial expenses                                                       647,755,142          530,315,861
            Losses arising from investments
              (or deduct: gains)                                                      46,138,983         (288,673,388)
            Increase in operating receivables items                                 (427,457,284)        (329,203,186)
            Increase in operating payables items
              (or deduct: decrease)                                                  (23,803,603)         113,214,003
            Others                                                                            --                   --
---------------------------------------------------------------------------------------------------------------------------

      Net cash flows from operating activities                                     7,804,860,642        6,827,469,655
---------------------------------------------------------------------------------------------------------------------------

2.    Investing and financing activities that do not involve cash receipts and payments
      Conversion of debt into capital                                                  1,655,420            1,655,420
      Convertible notes maturing within one year                                              --                   --
      Fixed assets acquired under finance leases                                              --                   --

3. Net increase in cash and cash equivalents
      Cash at end of year                                                          3,002,601,470        2,660,474,096
      Less: cash at beginning of year                                              2,173,136,245        2,129,332,398
      Cash equivalents at end of year                                                         --                   --
      Less: cash equivalents at beginning of year                                             --                   --
---------------------------------------------------------------------------------------------------------------------------

      Net increase in cash and cash equivalents                                      829,465,225          531,141,698
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of these financial statements.

                                                 Person in charge of                Person in charge of
               Legal representative:            accounting funcction:              accounting department:
                    Li Xiaopeng                       Huang Jian                          Zhou Hui

Notes to the Financial Statements

(Prepared in accordance with PRC Accounting Standards)
FOR THE YEAR ENDED 31ST DECEMBER, 2002
(All amounts are stated in Rmb Yuan unless otherwise stated)

1.    COMPANY BACKGROUND

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock company on 30th June, 1994.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial power companies.

Five of the power plants were already in commercial operations at time of incorporation of the Company in 1994 (hereinafter collectively referred to as the "five original operating plants"). The five original operating plants were previously divisions of Huaneng International Power Development Corporation ("HIPDC"), which is a Sino-foreign equity joint venture established in the PRC. In accordance with the Reorganization Agreement dated 30th June, 1994, the Company acquired the assets, liabilities and businesses of the five original operating plants from HIPDC which in return received an equity interest in the Company (the "Reorganization"). The new operating plants were either constructed or acquired by the Company after the Reorganization.

The Company's Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6th October, 1994 and 4th March, 1998, respectively.

Pursuant to the resolution at the special shareholders' meeting held on 25th February, 2001 and the approval by China Securities Regulatory Committee (Zheng Jian Fa Xing Zi[2001]67), on 15th November, 2001 and 16th November, 2001, 250,000,000 new ordinary shares of the Company with par value of Rmb1.00 each, in the form of A Shares, were issued to the public in a public offering at Rmb7.95 per A share. At the same time, 100,000,000 new ordinary shares with par value of Rmb1.00 each were issued to HPIDC, through a private placement, at Rmb7.95 each. The 250,000,000 A shares issued to the public were listed on the Shanghai Stock Exchange on 6th December, 2001.

Particulars of operating power plants of the Company, its subsidiaries and associate are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                  Total installed    Equity portion
                                                                  capacity of the          of total
                                                                     Company, its   capacity of the         Province/
                                                                 subsidiaries and           Company      Municipality
Operating plants                                                   associate (MW)              (MW)           located
------------------------------------------------------------------------------------------------------------------------

Wholly-owned power plants:
  Huaneng Dalian Power Plant (the "Dalian Power Plant")                       700               700          Liaoning
  Huaneng Shangan Power Plant (the "Shangan Power Plant")                     700               700             Hebei
  Huaneng Nantong Power Plant (the "Nantong Power Plant")                     700               700           Jiangsu
  Huaneng Fuzhou Power Plant (the "Fuzhou Power Plant")                       700               700            Fujian
  Huaneng Shantou Oil-Fired Plant (the "Shantou Oil-Fired Power Plant")       100               100         Guangdong
  Huaneng Shantou Coal-Fired Power Plant (the "Shantou Power Plant")          600               600         Guangdong
  Huaneng Shangan Power Plant Phase II ( the "Shangan Phase II")              600               600             Hebei
  Huaneng Shanghai Shidongkou Second Power Plant
    (the "Shanghai Power Plant")                                            1,200             1,200          Shanghai
  Huaneng Dalian Power Plant Phase II (the "Dalian Phase II")                 700               700          Liaoning
  Huaneng Dandong Power Plant (the "Dandong Power Plant")                     700               700          Liaoning
  Huaneng Nantong Power Plant Phase II (the "Nantong Phase II")               700               700           Jiangsu
  Huaneng Fuzhou Power Plant Phase II (the "Fuzhou Phase II")                 700               700            Fujian
  Huaneng Nanjing Power Plant (the "Nanjing Power Plant")                     600               600           Jiangsu
  Huaneng Dezhou Power Plant (the "Dezhou Power Plant")                     2,520             2,520          Shandong
  Huaneng Jining Power Plant (the "Jining Power Plant")*                      300               300          Shandong
  Huaneng Changxing Power Plant (the "Changxing Power Plant)**                250               250          Zhejiang
  Shanghai Shidongkou Power Limited Company
    (the "Shanghai Shidongkou First Power Plant")**                         1,200             1,200          Shanghai
Subsidiaries:
  Huaneng Weihai Power Plant (the "Weihai Power Plant")                       850               510          Shandong
  Suzhou Industrial Park Huaneng Power Limited Liability Company
    (the "Taicang Power Company")**                                           600               450           Jiangsu
  Jiangsu Huaneng Huaiyin Power Limited Company
    (the "Huaiyin Power Company")**                                           400               255           Jiangsu
Associate:
  Shandong Rizhao Power Company Ltd. (the "Rizhao Power Company")             700               178          Shandong
------------------------------------------------------------------------------------------------------------------------

                                                                           15,520            14,363
------------------------------------------------------------------------------------------------------------------------


* Jining Power Plant was incorporated in the PRC on 19th February, 1990. It was formerly a 75%-owned subsidiary of the Company. Shandong Electricity Power Group Corporation ("SEPCO") owned the remaining 25% equity interest of the Jining Power Plant.

      The Company entered into an agreement with SEPCO to acquire the remaining 25% equity interest of the Jining Power Plant owned by SEPCO. After obtaining the necessary government approvals on the acquisition, the Company paid a cash consideration of Rmb109.43 million on 18th June, 2002, and acquired 25% equity interest originally owned by SEPCO. After the completion of the acquisition, Jining Power Plant was deregistered and became a branch of the Company.

** On 9th May, 2002, the Company entered into an agreement with China Huaneng Group Corporation ("Huaneng Group"), under which the Company agreed to acquire from Huaneng Group, 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant. The total consideration for the acquisition was Rmb2,050 million paid in cash using internal surplus cash resources. The acquisition became effective on 1 July, 2002 after obtaining all the necessary government approvals on the acquisition and the payment of the purchase consideration on that date. The Company obtained the legal title and control over the relevant assets on that date.

      On 15th November, 2002, the Company entered into an agreement with Huaneng Group, under which the Company agreed to acquire the 30% equity interest in Shanghai Shidongkou First Power Plant and 5% equity interest in Taicang Power Company for a total consideration of Rmb415 million. This acquisition became effective on 31st December, 2002 after obtaining all the necessary government approvals on the acquisition and the payment of the purchase consideration on that date.

      On 26th December, 2002, the Company entered into an agreement with Jiangsu Huaiyin Investment Company to acquire an additional equity interest of 19.48% in Huaiyin Power Company, for a total consideration of Rmb185 million. This acquisition became effective on 31st December, 2002 after the payment of the purchase consideration on that date

      After the completion of above acquisitions, Changxing Power Plant and Shanghai Shidongkou First Power Plant became branches of the Company and the Company owns 75% and 63.64% equity interests in Taicang Power Company and Huaiyin Power Company, respectively.


2. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of preparation

The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises and the relevant regulations as promulgated by the Ministry of Finance of the PRC.

(2)   Accounting year

The financial year starts on 1 January and ends on 31st December.

(3)   Reporting currency

The Company and its subsidiaries use the Renminbi (Rmb) as reporting currency. All amounts in the financial statements are stated in Rmb Yuan.

(4)   Basis of accounting and measurement bases

Accrual method is used as the basis of accounting. Assets are initially recorded at their acquired costs. Subsequently, if they are impaired, then impairment provisions are taken accordingly.

(5)   Foreign currency translation

Transactions denominated in foreign currencies are translated into Rmb at the exchange rates stipulated by the People's Bank of China (the "PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the exchange rates stipulated by the PBOC at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account, except for when they are attributable to foreign currency borrowings that have been taken out specifically for construction of fixed assets, which are capitalized as part of the fixed asset costs accordingly.

(6)   Cash and cash equivalents

For the purpose of the cash flow statement, cash refers to all cash on hand and deposits held at call with banks. Cash equivalents refers to short-term, highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the cash flow statement, cash with restricted usage and time deposits with maturity in excess of three months are not considered as cash and cash equivalents. Their movements are considered as cash flow from investing activities.


(7) Short-term investments

Short-term investments, comprising securities, bonds and fund investments, are those investments that the Company does not have the intention to hold for more than 1 year and can be readily convertible into known amounts of cash. Short-term investments are stated at the cost of investment when acquired, after deducting the cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds which has been accrued. Interest on short-term investments, other than those recorded as receivable items, should be offset against the carrying amount of the investments upon receipt. Short-term investments are carried at the lower of cost or market value as at the end of the year. Where market value is lower than cost, an impairment provision is provided against diminution in short-term investment values.

(8) Receivables and provision for bad debts

Receivables include accounts receivable and other receivables.

The Company and its subsidiaries make provision for bad debts using the "allowance method".

Provisions for bad debts are made based on the assessment of the collectibility of the receivables. Based on the actual circumstances and experiences, the Company and its subsidiaries made specific provisions against balances that have been assessed to be uncollectible. A general provision of 3% of other receivables outstanding at the balance sheet date is then set against the remaining balance of other receivables.

For balances where there is evidence that they cannot be recovered (e.g. debtor has been deregistered, declared bankruptcy, unable to meet its liabilities as they fall due or having significant cash shortage), then bad debt is recognized and the balances are written off against the provision.

(9)   Inventories

Inventories include fuel for power generation, materials and supplies for repairs and maintenence. Inventories are recorded at actual cost and are charged to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

Inventories at balance sheet date are stated at lower of cost and net realizable values. When their costs exceed their net realizable value, the excess of their original cost over their net realizable value is taken as a "provision for loss on realization of inventories". Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to conclude the sale.

(10) Long-term investments

Long-term investments comprise equity investments in companies that the Company does not intend to dispose of within one year, bonds and other debt investments that are not readily convertible into cash or the Company does not intend to dispose.

Long-term equity investments are recorded at the initial cost of acquisition. When the Company owns an interest of 20% or more of the voting rights or otherwise has the ability to exercise significant influence over the financial and operational decisions, then these investments are accounted for using the equity method of accounting. When the Company owns an interest of less than 20% of the voting rights or otherwise does not have the ability to exercise significant influence over the financial and operational decisions although the Company owns an interest of 20% or more, then these investments are accounted for using the cost method of accounting.

When long-term equity investments are accounted for using the equity method, the difference between the initial costs on acquisition and the proportionate share of the net assets of the invested is accounted for as an "equity investment difference" and are amortized on a straight-line basis over 10 years.

Long-term debt investments are recorded at cost of acquisition, less unpaid interest which has been accrued. The premium or discount is amortized using the straight-line method over the period between the purchase date and the maturity date over which the relevant interest income is recognized. Interest receivable from investments is computed for each period.

Investments in subsidiaries and associates are accounted for using the equity method. Subsidiaries are those companies in which the Company has an interest of more than 50% of the voting rights or an interest less than 50% of the voting rights but has the power to govern the financial and operating policies, and so as to obtain benefit from their operating activities. Associates are companies over which the Company has the ability to exercise significant influence.

Entrusted loans refers to loans that the Company provides to other companies via intermediary financial institutions with maturities over one year. Interest income is accrued and recorded as income in each period. Interest receivable that has been accrued, but cannot be collected when due, should be written off. At the balance sheet date, when events indicate that the principal amount is higher than the recoverable amount of the entrusted loans, provision for impairment loss will be made.

Fixed assets and depreciation

Fixed assets refer to buildings, plant and other equipment related to the production and operation of the Company and its subsidiaries with useful lives of over one year and unit cost of more than Rmb2,000.

Fixed assets purchased or constructed were initially recorded at cost. Fixed assets obtained upon Reorganization were initially recorded at their appraised value approved by relevant government authorities.

Depreciation of fixed assets is calculated on the straight-line method to write off the cost of each asset, net of estimated residual values, over their estimated useful lives. When a provision for impairment loss has been made for a fixed asset, the depreciation rate and depreciation charge for the fixed asset should be recalculated based on the asset's carrying amount and its remaining useful life.

Major modification, expansion or improvement of fixed assets are capitalized as costs of the asset. Expenditure on repairs or maintenance of fixed assets is recognized as an expense when incurred.

The estimated useful lives, estimated residual value and depreciation rates of the fixed assets of the Company and its subsidiaries are as follows:

----------------------------------------------------------------------------------------------------------
                                                    Estimated            Estimated         Depreciation
Categories                                       useful lives       residual value                 rate
----------------------------------------------------------------------------------------------------------
Buildings                                            22 years               0%-11%          4.05%-4.55%
Electric utility plant in service                  8-27 years               0%-11%           3.3%-12.5%
Transportation and transmission facilities        13-27 years               5%-11%          3.52%-6.85%
Others                                             6-13 years               0%-11%         6.85%-16.67%
----------------------------------------------------------------------------------------------------------

(12)  Construction-in-progress

Construction-in-progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs which includes interest costs incurred on specific borrowings used to finance the capital assets, prior to the date at which the asset reaches the expected usable condition. Construction-in-progress is transferred to the fixed assets account when the assets has been substantially completed and reaches the expected usable condition.

(13) Borrowing costs

Interest, ancillary costs incurred, and exchange differences incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalized as costs of the assets beginning when the capital expenditures and borrowing costs have been incurred and the activities to enable the assets to reach their expected usable condition have commenced. The capitalization of borrowing costs ceases when the construction-in-progress has reached the asset's expected usable condition. Borrowing costs incurred thereafter are recognized as expenses in the period in which they are incurred.

The capitalization amount of interest for each accounting period is determined by using the weighted average amount of accumulated expenditures incurred for the acquisition or construction of a fixed asset up to the end of the current period and the relevant capitalization rate of the relevant borrowings. The amount of interest for each capitalization period shall not exceed the actual amount of interest incurred of the specific borrowings during that period. Exchange difference for specific borrowings denominated in foreign currency and ancillary costs incurred in connection with the arrangement of specific borrowings are capitalized in the period in which they are incurred.

Interests incurred in connection with other borrowings are recognized as expenses in the period in which they are incurred.

(14)  Intangible assets

Intangible assets include land use rights, goodwill and negative goodwill.

The land use rights acquired directly from the land bureau, through payment of land use fees, are initially recorded at cost. They are amortized using the straight-line method over the land use rights period. Effective 1st January, 2001, when construction is taking place on land for which will eventually be utilized by the Company, then the carrying value of the land use right is transferred into the construction-in-progress account. Land use rights acquired prior to 1st January, 2001 that have already been constructed and utilized by the Company are not reclassified.

Goodwill and negative goodwill arose from acquisitions are amortized over 10 years on a straight-line basis.

(15)  Long-term deferred expenses

Long-term deferred expenses represent other deferred expenses with amortization period over one year. They are stated at cost and amortized using the straight-line method over the expected beneficial period of the asset.

If the long-term deferred expenses cannot provide future benefit to the Company, the remaining balance is charged to expense in the current period.

(16) Asset impairment

The recognition of impairment provisions against short-term investments, entrusted loans, receivables and loss on realization of inventories are described in the respective accounting policies. When events or changes in circumstances indicate that the carrying value of other individual assets are higher than their recoverable amounts, then tests for impairment are undertaken. If the carrying amount is higher than the recoverable amount, then the excess is recognized as an impairment provision and taken into the profit and loss.

The recoverable amount of an individual asset item is the higher of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to be derived from continuing use of an asset and from its disposal at the end of its useful life.

If there are indications that the impairment loss recognized for an asset in prior years no longer exist or have decreased, then the recoverable amount of the asset will be assessed. If the carrying value of the asset is lower than the reassessed recoverable amount, then the provision for asset impairment is reversed to the extent of impairment loss being recognized in the previous years.

(17)  Convertible notes

Convertible notes are stated at principal plus interest receivable.

As mentioned in Note 5(15), the convertible notes are issued at par value with redemption rights. The notes might be redeemed, at the option of the noteholders, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest. Such premium is accrued together with the interest payable on the notes from date of issuance to date of redemption. The accounting treatment of accrued interest of the convertible notes is the same as that of borrowing costs.

(18)  Employee social security benefits

The Company and its subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, organised by the local government authorities in accordance with relevant regulations. Except for the above socical security benefits, the Company and its subsidiaries have no additional material commitment to other employee welfare benefits.

According to the relevant regulations, premium and welfare benefit contributions are remitted to the social welfare authorities and are calculated based on percentages (27% to 43%) of the total salary of employees, subject to certain ceilings. Contributions to the plans are charged to the profit and loss as incurred.

(19) Revenue recognition

Revenue is recognized under the following methods:

      (i)   Operating revenue

            Operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial power companies (net of Value Added Tax ("VAT")). The Company and its subsidiaries bill the respective power companies based on the actual quantity of electricity transmitted or sold to the power grid controlled and owned by the respective power companies and recognize revenue at the end of each month.

      (ii)  Interest income

            Interest income is recognized on a time proportion basis on the amounts deposited/entrusted lending and the effective yield.

(20)  Accounting for income tax

The Company and its subsidiaries account for enterprise and local income taxes using the tax payable method.

(21)  Consolidation of financial statements

The consolidated financial statements, including the financial statements of the Company and its subsidiaries, are prepared in accordance with the CaiKuaiZi(1995)11 "Tentative Regulations for Consolidated Financial Statements" and relevant regulations issued by the Ministry of Finance of the PRC.

Subsidiaries are consolidated from the date on which control is obtained by the Company. Major intercompany balances, transactions and unrealized gains between the Company and its subsidiaries are eliminated upon consolidation. Minority interests in the consolidated financial statements represent the portion of the shareholders equity of the subsidiaries that are not owned by the Company.

When the accounting policies adopted by subsidiaries are not consistent with those adopted by the Company and such inconsistency created a material impact to the consolidated financial statements, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company.


3.    TAXATION

(1)   Value added tax ("VAT")

The electricity sales of the Company and its subsidiaries is subjected to Value Added Tax ("VAT"). The applicable tax rate is 17%. Input VAT from purchase of raw materials and other production materials can be netted off against output VAT from sales.

(2)   Income tax

According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprise Income Tax ("EIT") and 3% of local income tax). If these enterprises are located in specified location or city, or specifically approved by the State Tax Bureau, a lower tax rate can be enjoyed. Effective from 1st January, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) are applicable across the country. The Company applied this rule in all operating power plants after the approval of State Tax Bureau since 1st January, 1999.

Pursuant to "Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises", all power plants (except for the Dezhou Power Plant, Jining Power Plant, Shanghai Shidongkou First Power Plant and all expansion projects other than Shangan Power Plant Phase II) are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday").

In accordance with Guo Shui Han [1994] No.381, the head office, the Shandong branch (the former headquarter of Shandong Huaneng) and all the individual power plants make their income tax payment to local tax bureau individually.

The statutory income tax rates applicable to the head office, the Shandong branch and the individual power plants after the expiration of tax holiday are summarized as follow:

-------------------------------------------------------------------------------------------------------------
                                                         EIT rate                      Tax holiday period
-------------------------------------------------------------------------------------------------------------

Head Office                                                 15.0%                                    None
Dalian Power Plant (including Dalian Phase II)              18.0%               Till 31st December, 1994
Shangan Power Plant                                         18.0%                Till 31st December, 1996
Shangan Phase II                                            16.5%                Till 31st December, 2003
Nantong Power Plant (including Nantong Phase II)            15.0%                Till 31st December, 1996
Fuzhou Power Plant (including Fuzhou Phase II)              15.0%                Till 31st December, 1995
Shantou Oil-Fired Plant                                     15.0%                Till 31st December, 1994
Shantou Power Plant                                         15.0%                Till 31st December, 2002
Shanghai Power Plant                                        16.5%                Till 31st December, 1998
Dandong Power Plant                                         15.0%                        Not commence yet
Nanjing Power Plant                                         15.0%                Till 31st December, 2001
Shandong Branch                                             17.0%                                    None
Dezhou Power Plant                                          17.0%                                    None
Jining Power Plant *                                        15.0%                                    None
                                                                     (Effective from 1st September, 2002)
Changxing Power Plant*                                      16.5%                                    None
                                                                          (Effective from 1st July, 2002)
Shanghai Shidongkou First Power Plant**                     33.0%                                    None
Weihai Power Plant                                          33.0%                                    None
Taicang Power Company                                       33.0%                                    None
Huaiyin Power Company                                       33.0%                                    None

* As stated in Note 1, the Company acquired the remaining 25% equity interest in the Jining Power Plant on 18th June, 2002 and the net assets of Changxing Power Plant on 1st July, 2002. As such, Jining Power Plant and Changxing Power Plant are entitled to preferential tax treatment applicable to Sino-foreign enterprises and have been granted such preferential tax treatment by the relevant tax bureaus.

** As stated in Note 1, the Company acquired all the assets and liabilities of Shanghai Shidongkou First Power Plant in 2002. As such, Shanghai Shidongkou First Power Plant is entitled to preferential tax treatment applicable to Sino-foreign enterprises and it is in the process of applying to the relevant tax bureau for such preferential tax treatment.



The statutory income tax rates applicable to the head office, the Shandong branch and the individual power plants, after taking the effect of tax holiday into consideration are summarized as follow:

------------------------------------------------------------------------------------------------------------------------
                                   Approved File No.                                        2002                 2001
------------------------------------------------------------------------------------------------------------------------
Head Office                        Guo Shui Han [1997]368                                  15.0%                15.0%
Dalian Power Plant
 (including Dalian Phase II)       Guo Shui Han [1994]381                                  18.0%                15.0%
Shangan Power Plant                Guo Shui Han [1994]381 &
                                    Guo Shui Han [1999]604                                 18.0%                16.5%
Shangan Phase II                   Guo Shui Han [1994]381 &
                                    Guo Shui Han [2000]194                                  9.0%                 9.0%
Nantong Power Plant
 (including Nantong Phase II)      Guo Shui Han [1994]381                                  15.0%                15.0%
Fuzhou Power Plant
 (including Fuzhou Phase II)       Guo Shui Han [1994]381                                  15.0%                15.0%
Shantou Oil-Fired Plant            Guo Shui Han [1994]381                                  15.0%                15.0%
Shantou Power Plant                Approved by Shantou State Tax Bureau                     7.5%                 7.5%
Shanghai Power Plant               Approved by Shanghai State Tax Bureau                   16.5%                16.5%
Dandong Power Plant                Dan Guo Shui She Wai [1999]7                   Not applicable       Not applicable
Nanjing Power Plant                Ning Guo Shui Wai Zi[1997]039                           15.0%                 7.5%
Shandong Branch                    Guo Shui Han [2001]866                                  17.0%                17.0%
Dezhou Power Plant                 Guo Shui Han [2001]866                                  17.0%                17.0%
Jining Power Plant*                Guo Shui Han [2002]1063
                                    and Ji Guo Shui Han[2003]1                             15.0%                33.0%
Changxing Power Plant**            Guo Shui Han[2002]1030                                  16.5%       Not applicable
Shanghai Shidongkou
 First Power Plant                 Not applicable                                          33.0%       Not applicable
Weihai Power Plant                 Not applicable                                          33.0%                33.0%
Taicang Power Company              Not applicable                                          33.0%       Not applicable
Huaiying Power Company             Not applicable                                          33.0%       Not applicable
------------------------------------------------------------------------------------------------------------------------

* Effective from 1st September, 2002, Jining Power Plant enjoyed income tax rate of 15%.

** Effective from 1st July, 2002, Changxing Power Plant enjoyed income tax rate of 16.5%.



4.    Subsidiaries

As at 31st December, 2002, the Company had equity interests in the following subsidiaries:

---------------------------------------------------------------------------------------------------------------------------
                                                     Issued and                       Total investment  Percentage of
                     Country and date of             fully paid         Principal   contributed by theequity interest
Name                 incorporation                      capital        activities              Company           held
---------------------------------------------------------------------------------------------------------------------------

Weihai Power Plant   Weihai, Shandong            Rmb761,832,800             Power       Rmb457,103,040            60%
                       22nd November, 1993                             generation

Taicang Power        Suzhou Industrial           Rmb632,840,000             Power       Rmb474,630,000            75%
   Company**           Park, Jiangsu                                   generation
                       19th June, 1997

Huaiyin Power        Huaiyin, Jiangsu            Rmb265,000,000             Power       Rmb168,646,000         63.64%
   Company**           26th January, 1995                              generation
---------------------------------------------------------------------------------------------------------------------------

**    Please refer to Note 1.


5.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)   Cash and cash equivalents

---------------------------------------------------------------------------------------------------------------------------
                                              31st December, 2002                       31st December, 2001
                                    Original                                    Original
                                    currency       Exchange           Rmb       currency     Exchange Rmb
                                      amount           rate    equivalent         amount          rate     equivalent
---------------------------------------------------------------------------------------------------------------------------
Cash - RMB                                                         266,342                                      381,485
---------------------------------------------------------------------------------------------------------------------------

Bank deposit - RMB                                           3,610,632,507                                7,301,710,215
             - USD               66,019,558         8.2773     546,463,686    132,314,533        8.2766   1,095,114,631
---------------------------------------------------------------------------------------------------------------------------

Sub-total                                                    4,157,096,193                                8,396,824,846
---------------------------------------------------------------------------------------------------------------------------

Total cash and cash equivalents                              4,157,362,535                                8,397,206,331
---------------------------------------------------------------------------------------------------------------------------



The cash and cash equivalents as stated in the cash flow statement comprised the following:

--------------------------------------------------------------------------------------------
                                                 31st December,       31st December,
                                                           2002                 2001
--------------------------------------------------------------------------------------------
Cash                                              4,157,362,535        8,397,206,331
Less: Time deposit with maturity
      of more than 3 months                      (1,141,502,257)      (6,224,070,086)
      Restricted cash                               (13,258,808)                  --
--------------------------------------------------------------------------------------------

                                                  3,002,601,470        2,173,136,245
--------------------------------------------------------------------------------------------

(2)   Notes receivable

--------------------------------------------------------------------------------------------
                                                 31st December,       31st December,
                                                           2002                 2001
--------------------------------------------------------------------------------------------

Commercial notes receivable                         472,750,000          152,230,000
============================================================================================


As at 31st December, 2002 and 2001, notes receivable represented unsecured commercial notes receivable.


(3)   Accounts receivable and other receivables

      (i)   Accounts receivable

            --------------------------------------------------------------------------------------------------------
                                                                               31st December,       31st December,
                                                                                         2002                 2001
            --------------------------------------------------------------------------------------------------------
            Accounts receivable                                                 1,889,082,774        1,254,941,073
            --------------------------------------------------------------------------------------------------------

            Aging of the accounts receivable was as follows:

            --------------------------------------------------------------------------------------------------------
                                                 31st December, 2002                     31st December, 2001
            Aging                               Amount          Percentage          Amount              Percentage
                                                                       (%)                                     (%)
            --------------------------------------------------------------------------------------------------------

            Within 1 year                   1,884,462,774                 100       1,254,941,073            100
            1 - 2 years                         4,620,000                  --                  --             --
            --------------------------------------------------------------------------------------------------------

                                            1,889,082,774                 100       1,254,941,073            100
            --------------------------------------------------------------------------------------------------------

            All accounts receivable represented receivable from the local power companies or provincial power companies for the sale of electric power. Since these accounts receivable are collectible, no bad debt was provided by the Company and its subsidiaries.

            As at 31st December, 2002, the five largest accounts receivable of the Company and its subsidiaries amounted to Rmb1,607,995,057 (31st December, 2001: Rmb1,080,467,303), representing 85.12% of total accounts receivable (31st December, 2001: 86.10%).

      (ii)  Other receivables

            ----------------------------------------------------------------------------------------------------
                                                                         31st December,       31st December,
                                                                                   2002                 2001
            ----------------------------------------------------------------------------------------------------
            Other receivables                                               124,038,553          121,155,283
            Less: bad debt provision                                        (21,443,406)          (5,617,638)
            ----------------------------------------------------------------------------------------------------

                                                                            102,595,147          115,537,645
            ----------------------------------------------------------------------------------------------------


            Aging and bad debt provision for other receivables were as follows:

            ---------------------------------------------------------------------------------------------------------------
                                              31st December, 2002                       31st December, 2001
                                                                 Bad debt                                    Bad debt
            Aging                     Amount     Percentage     provision         Amount    Percentage      provision
                                                        (%)                                        (%)
            ---------------------------------------------------------------------------------------------------------------
            Within 1 year         51,988,624             41    (1,559,659)    77,873,879            64     (2,336,216)
            1 - 2 years           28,088,594             23      (842,658)    29,520,207            25       (885,606)
            2 - 3 years           22,129,117             18      (663,874)     1,240,515             1        (37,215)
            More than 3 years     21,832,218             18   (18,377,215)    12,520,682            10     (2,358,601)
            ---------------------------------------------------------------------------------------------------------------

                                 124,038,553            100   (21,443,406)   121,155,283           100     (5,617,638)
            ---------------------------------------------------------------------------------------------------------------


            Breakdown of other receivables was as follows:

            ---------------------------------------------------------------------------------------------------------------
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
            ---------------------------------------------------------------------------------------------------------------
            Prepayments for materials                                                 26,468,978           35,214,155
            Receivable from employees for sales of staff quarters                     10,086,707            8,200,000
            Others                                                                    87,482,868           77,741,128
            ---------------------------------------------------------------------------------------------------------------

                                                                                     124,038,553          121,155,283
            ---------------------------------------------------------------------------------------------------------------

            As at 31st December, 2002, the five largest other receivables of the Company and its subsidiaries amounted to Rmb54,172,387 (31st December, 2001: Rmb41,121,147), representing 44% of total other receivables (31st December, 2001: 34%).

            See Note 7 for related party transactions.

            As at 31st December, 2002 and 2001, there were no accounts receivable and other receivables from shareholders who hold 5% or more of the equity interest in the Company.


 (4) Inventories

---------------------------------------------------------------------------------------------------------------------------
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
---------------------------------------------------------------------------------------------------------------------------
Fuel (coal and oil) for power generation                                             434,725,588          224,131,185
Material and spare parts                                                             518,237,161          528,511,277
---------------------------------------------------------------------------------------------------------------------------

                                                                                     952,962,749          752,642,462
---------------------------------------------------------------------------------------------------------------------------

Less: provision for inventory
      obsolescence - spare parts                                                     (12,238,901)         (13,184,250)
---------------------------------------------------------------------------------------------------------------------------

                                                                                     940,723,848          739,458,212
---------------------------------------------------------------------------------------------------------------------------


 (5)  Long-term investments

---------------------------------------------------------------------------------------------------------------------------
                                           31st December,        Current year        Current year      31st December,
                                                     2001           additions           disposals                2002
---------------------------------------------------------------------------------------------------------------------------
Long-term equity investments -
 Equity investment difference (i)                      --         843,555,690        (529,692,804)        313,862,886
 Associates (ii)                              226,488,077                  --         (25,528,034)        200,960,043
Other long-term equity investments (iii)               --         254,989,551                  --         254,989,551
Others                                         11,605,567                  --          (5,241,291)          6,364,276
---------------------------------------------------------------------------------------------------------------------------

                                              238,093,644       1,098,545,241        (560,462,129)        776,176,756
---------------------------------------------------------------------------------------------------------------------------

Less: current portion of
 other long-term
 investments                                           --             (25,160)                 --             (25,160)
---------------------------------------------------------------------------------------------------------------------------

Long-term equity investment                   238,093,644       1,098,520,081        (560,462,129)        776,151,596

Long-term bond investment                       9,734,610             574,360            (171,200)         10,137,770
---------------------------------------------------------------------------------------------------------------------------

Total long-term investment                    247,828,254       1,099,094,441        (560,633,329)        786,289,366
---------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2002 and 2001, there was no indication of impairment of long-term investments of the Company and its subsidiaries and therefore no provision of impairment of long-term investments was made.

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or restriction on remittance of investment income.

      (i) Equity investment difference

            Equity investment difference represents the difference between the considerations paid for the acquisitions of Taicang Power Company and Huaiyin Power Company and the proportionate share of the net assets of these two power companies. Details are summarized as follows:

            ------------------------------------------------------------------------------------------------------------
                                       Amortization   Original Current year   Accumulated   Transfer to     Remaining
            Name                       period             cost amortization  amortization      goodwill carrying value
            ------------------------------------------------------------------------------------------------------------
            Shanghai Shidongkou
            First Power Plant          10 years    517,834,475  (25,891,724)  (25,891,724) (491,942,751)           --
            Taicang Power Company      10 years    189,383,490   (8,834,242)   (8,834,242)           --   180,549,248
            Huaiyin Power Company      10 years    136,337,725   (3,024,087)   (3,024,087)           --   133,313,638
            ------------------------------------------------------------------------------------------------------------

                                                   843,555,690  (37,750,053)  (37,750,053) (491,942,751)  313,862,886
            ------------------------------------------------------------------------------------------------------------

       (ii) Investment in an associate

            ------------------------------------------------------------------------------------------------------------
                                                                                      Total investment  Percentage of
                                   Country and date of      Registered   Principal  contributed by the equity interest
            Name                   incorporation               capital  activities             Company           held
            ------------------------------------------------------------------------------------------------------------

            Associate:
            Rizhao Power           Rizhao, Shandong     US$150 million       Power      Rmb317,497,785          25.5%
             Company                20th March, 1996                    generation
            ------------------------------------------------------------------------------------------------------------


            ------------------------------------------------------------------------------------------------------------------------
                                        Investment cost          Accumulated equity pick-up      Net carrying value
                                                                       Current year
            ------------------------------------------------------------------------------------------------------------------------
                                         1st           31st       1st                         31st           1st          31st
                       Investment     January,      December,    January,     Additions/     December,     January,     December,
            Name         period         2002           2002       2002        (deductions)     2002          2002         2002
            ------------------------------------------------------------------------------------------------------------------------
            Rizhao
             Power
             Company    20 years    231,868,800   231,868,800   (5,380,723)  (25,528,034)   (30,908,757)   226,488,077   200,960,043
            ------------------------------------------------------------------------------------------------------------------------

            Rizhao Power Company was in a loss position in 2002. The Company adopted the equity method to recognize its share of losses of Rizhao Power Company amounting to Rmb25,528,034.

      (iii) Other long-term equity investment

            Other long-term equity investment represents investment in China Changjiang Power Company Limited (the "Changjiang Power Company"), details is as follows:

           -----------------------------------------------------------------------------------------------------------------
                                                                   Total investment contributed         Percentage of
            Name                   Investment period                             by the Company  equity interest held
           -----------------------------------------------------------------------------------------------------------------
            Changjiang Power       Starting from 22nd August, 2002,              Rmb254,989,551                    3%
             Company                with indefinite period
           -----------------------------------------------------------------------------------------------------------------


(6) Fixed assets

The movement of cost of fixed assets and related accumulated depreciation were as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                Transportation and
                                               Electric utility      transmission
                                    Buildings  plant in service        facilities            Others             Total
-----------------------------------------------------------------------------------------------------------------------------
Cost
 1st January, 2002              1,732,485,624    44,379,628,068       680,343,529     1,003,702,820    47,796,160,041
 Additions from acquisition       270,965,456     4,965,405,960        16,789,415       146,965,585     5,400,126,416
 Transfer from construction
  in progress                     189,029,983     5,372,367,820        46,389,169       106,665,812     5,714,452,784
 Current year additions           119,614,084         8,830,756           113,000        43,930,810       172,488,650
 Current year disposals           (39,062,765)      (67,689,079)       (2,350,000)      (33,886,402)     (142,988,246)
-----------------------------------------------------------------------------------------------------------------------------

 31st December, 2002            2,273,032,382    54,658,543,525       741,285,113     1,267,378,625    58,940,239,645
-----------------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
 1st January, 2002                382,581,410    13,366,892,531       203,466,363       419,704,810    14,372,645,114
 Additions from acquisition        11,695,267       837,734,805         5,427,773        49,045,238       903,903,083
 Current year depreciation         43,296,327     3,327,328,683        26,467,676        93,515,152     3,490,607,838
 Current year disposals            (1,800,278)      (22,022,878)               --       (18,254,153)      (42,077,309)
-----------------------------------------------------------------------------------------------------------------------------

 31st December, 2002              435,772,726    17,509,933,141       235,361,812       544,011,047    18,725,078,726
-----------------------------------------------------------------------------------------------------------------------------

Net book value
 31st December, 2002            1,837,259,656    37,148,610,384       505,923,301       723,367,578    40,215,160,919
-----------------------------------------------------------------------------------------------------------------------------

 1st January, 2002              1,349,904,214    31,012,735,537       476,877,166       583,998,010    33,423,514,927
-----------------------------------------------------------------------------------------------------------------------------

As at 31st December, 2002 and 2001, there was no indication of impairment of fixed assets of the Company and its subsidiaries and therefore no impairment loss of fixed assets was made.

As at 31st December, 2002, the original costs of fully depreciated fixed assets that still in use was amounted to Rmb83.77 million.


(7) Construction-in-progress

----------------------------------------------------------------------------------------------------------------------------
                                                  Additions                    Transfer
                                1st January,           from  Current year       to fixed   31st December,     Source of
Name of the project                     2002    acquisition     additions         assets           2002       financing
----------------------------------------------------------------------------------------------------------------------------
Dezhou Power
 Plant Phase III
 expansion project            3,984,124,899             --  1,408,047,301  (5,392,172,200)            --       Bank loans
Jining Power
 Plant Phase III
 expansion project               10,306,450             --    306,634,105             --     316,940,555    Internal fund
Other projects                  254,249,545    116,393,776    320,458,265    (322,280,584)   368,821,002    Internal fund
----------------------------------------------------------------------------------------------------------------------------

                              4,248,680,894    116,393,776  2,035,139,671  (5,714,452,784)   685,761,557
----------------------------------------------------------------------------------------------------------------------------

Including: capitalized
 interest                       123,293,586             --     28,026,381    (151,319,967)           --
----------------------------------------------------------------------------------------------------------------------------

The construction of No.5 generator and No. 6 generator of Dezhou Power Plant Phase III have been completed and put into commercial operation on 29th June, 2002 and 13th October, 2002, respectively.

The total budgeted investment of Jining Power Plant Phase III is approximately Rmb850.9 million. The percentage of completion of this project was about 37% as at 31st December, 2002.

For the year ended 31st December, 2002, the applicable capitalization rate of the Company and its subsidiaries was 4.24% (for the year ended 31st December, 2001: 5.75%).

As at 31st December, 2002 and 2001, there was no indication that the construction-in-progress of the Company and its subsidiaries were impaired and therefore no provision for impairment loss was made.

(8) Intangible assets

The movement of intangible assets, which comprised land-use rights, goodwill and negative goodwill, was as follows:

------------------------------------------------------------------------------------------------
                                                                    Additions
                        Original    Accumulated      1st January,     from         Current year
                          cost      amortization        2002        acquisition      addition
------------------------------------------------------------------------------------------------
Land use rights       745,113,218    (82,350,760)      672,049,157     3,072,634     2,974,440
Negative goodwill  (2,472,783,635)   494,556,728    (2,225,505,271)          --            --
Goodwill                2,778,712       (103,736)               --     2,778,712            --
Others                  9,232,538     (2,610,561)               --     3,165,254     4,628,530
------------------------------------------------------------------------------------------------
                   (1,715,659,167)   409,491,671    (1,553,456,114)    9,016,600     7,602,970

------------------------------------------------------------------------------------------------

[TABLE CONTINUED]
---------------------------------------------------------------------------------------------
                                                             Remaining
                      Current year     31st December,     amortization        Obtained
                     amortization               2002            period          through
---------------------------------------------------------------------------------------------

Land use rights       (15,333,773)      662,762,458      41-66 years        Purchase
Negative goodwill     247,278,364    (1,978,226,907)    8-9.5  years        Acquisition
Goodwill                 (103,736)        2,674,976        9.5 years        Acquisition
Others                 (1,171,807)        6,621,977        3-5 years        Purchase
---------------------------------------------------------------------------------------------
                      230,669,048    (1,306,167,496)

---------------------------------------------------------------------------------------------

As at 31st December, 2002 and 2001, there was no indication that the intangible assets were impaired and therefore no provision for impairment loss was made.


(9)   Other current assets

Other current assets represented receivable from Shantou Harbor Group Company Limited for coal-port construction. Such amount was recorded as other long-term assets as at 31st December, 2001. On 28th January, 2003, Shantou Harbor Group Company Limited has repaid the amount to the Company.


(10) Short-term loans

-----------------------------------------------------------------------------------------------------------
                                                 31st December,        31st December,
                                                           2002                  2001      Remarks
-----------------------------------------------------------------------------------------------------------
Guaranteed loans                                             --            40,000,000      Borrowed by
                                                                                            Weihai Power
                                                                                            Plant and
                                                                                            guaranteed
                                                                                            by the
                                                                                            Company
Credit loans                                        550,000,000                    --
-----------------------------------------------------------------------------------------------------------

                                                    550,000,000            40,000,000
-----------------------------------------------------------------------------------------------------------

The short-term loans bore interest at the rate of 4.7790% to 5.5575% per annum (2001: 5.301%).

As at 31st December, 2002, short-term loans amounted to Rmb200 million was borrowed from China Huaneng Finance Company ("Huaneng Finance"). Such loan bore interest at the rate of 5.5575% per annum and is due on 8th February, 2003 (31st December, 2001: 5.301%).

(11)  Dividend payable

On 12th March, 2002, the Board of Directors proposed and declared a dividend of Rmb0.30 per share, totaling Rmb1,800 million for the year ended 31st December, 2001. As at 31st December, 2002, all of the relevant dividends had been paid by cash.

On 12th March, 2003, the Board of Directors proposed a dividend of Rmb 0.34 per share, totaling Rmb 2,040 million for the year ended 31st December, 2002.


(12) Taxes payable

Taxes payable comprised:

-----------------------------------------------------------------------------------------------------
                                                               31st December,       31st December,
                                                                         2002                 2001
-----------------------------------------------------------------------------------------------------

Income tax payable                                                311,436,416          292,615,418
VAT payable                                                       291,456,338          209,020,304
Others                                                             17,296,146           19,556,945
-----------------------------------------------------------------------------------------------------

Total                                                             620,188,900          521,192,667
-----------------------------------------------------------------------------------------------------


(13) Other payables Other payables comprised:

-----------------------------------------------------------------------------------------------------
                                                               31st December,       31st December,
                                                                         2002                 2001
-----------------------------------------------------------------------------------------------------

Payable to contractors                                          1,333,447,550          716,955,977
Other payable to contractors                                      140,328,419          120,559,122
Payable to HIPDC                                                  100,475,344           36,584,373
Technical service fee payable                                      28,124,210           28,124,210
Project saving bonus                                               62,110,406           26,043,378
Payable of housing maintenance fund                                47,488,793            6,043,992
Others                                                            568,439,463          402,780,307
-----------------------------------------------------------------------------------------------------

                                                                2,280,414,185        1,337,091,359
-----------------------------------------------------------------------------------------------------

As at 31st December, 2002 and 2001, there was no other payables to the shareholders who were holding 5% or more of the equity interest in the Company, except for the payable to HIPDC which amounted to Rmb100,475,344 as mentioned in Note 7(7) (31st December, 2001: Rmb36,584,373), and there was no other payable aged over three years.


(14) Long-term loans

Long-term loans comprised (all are credit loans unless otherwise stated):

-----------------------------------------------------------------------------------------------------------
                                                                     31st December,       31st December,
                                                                               2002                 2001
-----------------------------------------------------------------------------------------------------------
Long-term loan from shareholders                       (i)              777,782,754          793,281,815
Long-term bank loans                                  (ii)           10,393,252,361       11,321,254,221
Other long-term loans                                 (iii)             427,402,311          390,072,029
-----------------------------------------------------------------------------------------------------------

                                                                     11,598,437,426       12,504,608,065
Less: current portion of long-term loans                             (2,413,636,557)      (2,928,846,440)
-----------------------------------------------------------------------------------------------------------

                                                                      9,184,800,869        9,575,761,625
-----------------------------------------------------------------------------------------------------------

       (i) Long-term loans from shareholders

            Long-term loans from shareholders (including current portion) comprised:

            -------------------------------------------------------------------------------------------------------------
                                                                                 31st December, 2002
            -------------------------------------------------------------------------------------------------------------

                                                  Currency           Original       Exchange rate      Amounts in Rmb
            -------------------------------------------------------------------------------------------------------------

            Foreign currency bank loans
             on-lent by HIPDC                          USD         93,965,756              8.2773         777,782,754
            Less: current portion of
             long-term loans                           USD        (46,982,876)             8.2773        (388,891,359)
            -------------------------------------------------------------------------------------------------------------

                                                                   46,982,880                             388,891,395
            -------------------------------------------------------------------------------------------------------------


            As at 31st December, 2002, detailed information of the long-term loans from shareholders was as follows:

            -------------------------------------------------------------------------------------------------------------
                                                  31st December,         Repayment            Annual          Current
            Lender                                          2002            period     interest rate          portion
            -------------------------------------------------------------------------------------------------------------
            Bank loans on-lent by HIPDC
             Bank of China                           777,782,754       1997 - 2004        LIBOR+0.9%      388,891,359
            -------------------------------------------------------------------------------------------------------------

            The foreign currency bank loans bore interest at the prevailing lending rates (both fixed and floating), prescribed by the loan contracts, which range from 4.01% to 7.40% per annum for the year ended 31st December, 2002 (2001: 4.25% to 7.40%), and are repayable in accordance with the repayment schedules set by the banks.

            The foreign-currency bank loans were previously borrowed by HIPDC for financing the construction of power plants. Upon the restructuring of the Company in 1994 or on the acquisition of the relevant power plants from HIPDC, all these outstanding long-term bank loans were restructured. HIPDC continued to borrow the loans from the banks and then on-lent the proceeds to the Company as shareholders loans. The existing terms of the loans including interest rates and repayment schedules remained intact after the restructuring.


      (ii) Long-term bank loans

            Long-term bank loans (including current portion) comprised:

            -------------------------------------------------------------------------------------------------------------
                                                                                                       31st December,
                                                                                                                 2002
            -------------------------------------------------------------------------------------------------------------
            Renminbi bank loans (a)                                                                     2,053,000,000
            United States dollar bank loans (b)                                                         8,340,252,361
            -------------------------------------------------------------------------------------------------------------

                                                                                                       10,393,252,361
            Less: current portion of long-term bank loans                                              (1,928,731,710)
            -------------------------------------------------------------------------------------------------------------

                                                                                                        8,464,520,651
            -------------------------------------------------------------------------------------------------------------


            As at 31st December, 2002, detailed information of the long-term bank loans was as follows:

            -------------------------------------------------------------------------------------------------------------
                                  31st December,                      Annual
            Lenders                         2002  Loan period    Interest rate  Current portion          Terms
            -------------------------------------------------------------------------------------------------------------
            Renminbi bank loans

            China Construction       480,000,000    1998-2004          6.21%            --      Guaranteed by the Company
             Bank-Weihai branch*                                                                 and Weihai Power
                                                                                                 Development Bureau
                                                                                                 ("WPDB")
            China Construction        30,000,000    1999-2005          6.21%            --      Guaranteed by the Company
             Bank-Weihai branch*
            China Construction       100,000,000    1999-2007          6.21%            --      Guaranteed by the WPDB
             Bank-Weihai branch*
            Bank of China            610,000,000    1999-2009          5.76%   104,000,000      Guaranteed by the Company
            Bank of China-Taicang    664,000,000    1999-2014          5.76%            --      Guaranteed by the Company
             branch*
            Bank of China-Suzhou     114,000,000    1999-2009          5.76%    16,000,000      Guaranteed by the Company
             branch
            China Construction        35,000,000    1994-2004          6.21%    25,000,000      Guaranteed by the Company
             Bank-Huaian
             City Yangzhuang
             sub branch
            China Construction        10,000,000    1994-2004          6.21%            --      Guaranteed by Jiangsu
             Bank-Huaian City                                                                    International Trust
             Yangzhuang-sub                                                                      Investment Company
             branch*

            China Construction        10,000,000    1994-2004          6.21%             --     Guaranteed by Jiangsu
             Bank-Huaian City                                                                    Huaiyin Investment
             Yangzhuang sub                                                                      Company
             branch*
            -------------------------------------------------------------------------------------------------------------

            Sub-total              2,053,000,000                               145,000,000
            -------------------------------------------------------------------------------------------------------------



            As at 31st December, 2002, detailed information of the long-term bank loans was as follows:

            -------------------------------------------------------------------------------------------------------------
                                  31st December,                      Annual
            Lenders                         2002  Loan period  Interest rate  Current portion   Terms
            -------------------------------------------------------------------------------------------------------------
            United States dollar
             bank loans
             Mizuko Corporate Bank,   44,145,589    1996-2003    LIBOR+0.45%      44,145,589      Nil
              Ltd., Hong Kong
             Sumi Tomo Mistsui        44,145,599    1996-2003     LIBOR+0.4%      44,145,599      Nil
              Banking Corporation,
              Shanghai Branch
             Bank of China         1,464,038,871    2002-2004     LIBOR+0.6%     744,957,000      Nil
             Bank of Communication    11,349,769    2000-2005     LIBOR+1.1%       3,808,800      Nil
            Bank of China - Taicang   92,705,760    1999-2006   Interest rate of          --      Guaranteed by the Company
             Branch*                                             foreign loan
                                                                prescribed by
                                                                Bank of China
                                                                       -0.5%
            -------------------------------------------------------------------------------------------------------------
                                   1,656,385,588                               837,056,988
            -------------------------------------------------------------------------------------------------------------

            On-lent loans by
             Bank of China
             American I&E Bank     1,345,417,693    1997-2011          6.54%     145,242,308    Guaranteed by HIPDC
             American I&E Bank     1,155,090,512    1995-2011          5.95%     128,343,388    Guaranteed by HIPDC
             American I&E Bank     1,334,536,910    1997-2011          5.95%     148,281,879    Guaranteed by HIPDC
             American I&E Bank       328,806,383    1997-2012          6.60%      32,880,639    Guaranteed by HIPDC
             JapanTokyo Bank         185,121,814    1995-2003     LIBOR+0.3%     185,121,814    Guaranteed by HIPDC
             KFW Bank                855,981,034    1996-2011          6.60%      90,104,618    Guaranteed by HIPDC
             Japan Fuji Bank         339,369,299    1996-2004    LIBOR+0.38%     169,684,650    Guaranteed by HIPDC
             KFW Bank                514,498,351    1999-2014          6.36%      20,803,976    Guaranteed by Huaneng Group
             Citibank**              625,044,777    1999-2015          LIBOR      26,211,450    Guaranteed by Huaneng Group
            -------------------------------------------------------------------------------------------------------------
                                   6,683,866,773                                 946,674,722
            -------------------------------------------------------------------------------------------------------------
            Sub-total              8,340,252,361                               1,783,731,710
            -------------------------------------------------------------------------------------------------------------
            Total                 10,393,252,361                               1,928,731,710
            -------------------------------------------------------------------------------------------------------------

            * As at 31st December, 2002, the loan was not repayable within one year and therefore there was no current portion for the loan.

            ** The interest rate of the loan from Citibank is LIBOR prior to the last drawdown date and LIBOR plus 0.075% thereafter. The last drawdown date will be 20th July, 2003 or the date of loan cancellation, whichever earlier.


      (iii) Other long-term loans

            -------------------------------------------------------------------------------------------------------------
                                                                                                       31st December,
                                                                                                                 2002
            -------------------------------------------------------------------------------------------------------------
            Other long-term loans                                                                         427,402,311
            Less: current portion                                                                         (96,013,488)
            -------------------------------------------------------------------------------------------------------------

                                                                                                          331,388,823
            -------------------------------------------------------------------------------------------------------------

            As at 31st December, 2002, other long-term loans consisted of:

            -------------------------------------------------------------------------------------------------------------
                                              31st December,                      Annual       Current
            Lender                                      2002   Loan period    interest rate       portion        Terms
            -------------------------------------------------------------------------------------------------------------
            WPDB                                 106,388,823   1994 - 2004         6.21%              --          Nil
            Huaneng Finance                      225,000,000   2002 - 2005         5.64%              --          Nil
            Jiangsu International Trust and
             Investment Company                   43,245,374   1997 - 2003         6.21%      43,245,374          Nil
            Jiangsu Huaiyin
             Investment Company                   25,050,252   1997 - 2003         6.21%      25,050,252          Nil
            Jiangsu Power Development
             Company Limited                      27,717,862    1999 -2003         6.21%      27,717,862          Nil
            -------------------------------------------------------------------------------------------------------------

                                                 427,402,311                                  96,013,488
            -------------------------------------------------------------------------------------------------------------


(15)  Convertible notes Details of convertible notes comprised:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         Interest reversal
                1st January,                                   Interest      Interest    of unredeemed 31st       December,
                        2002    Redemption     Conversion       accrual       payment              portion            2002
-----------------------------------------------------------------------------------------------------------------------------
Principal      1,903,618,000  (1,735,464,690)  (1,655,420)           --            --                 --       166,497,890
Interest         502,049,641    (495,910,092)          --    56,358,679    (18,086,639)      (44,411,589)               --
-----------------------------------------------------------------------------------------------------------------------------

Total          2,405,667,641  (2,231,374,782)  (1,655,420)   56,358,679    (18,086,639)      (44,411,589)      166,497,890
-----------------------------------------------------------------------------------------------------------------------------

In May, 1997, the Company issued at par value convertible notes with an aggregate principal amount of US$230 million (Rmb1.904 billion) at 1.75% due 2004. These notes are listed on the New York Stock Exchange and the Luxemburg Stock Exchange. The notes will mature on 21st May, 2004, unless previously redeemed or converted.

The notes are convertible, at the option of the noteholders, at any time from and including 21 August, 1997 up to and including the date of maturity (including the first and last day), unless previously redeemed, at an initial conversion price of US$29.20 per ADS, each of which represents 40 Overseas Listed Foreign Shares, subject to adjustment in certain circumstances. As at 31st December, 2002, noteholders converted notes with principal amount of US$200,000 into 6,849 ADSs (equivalent to 273,960 Overseas Listed Foreign Shares).

According to the agreement, the notes might be redeemed, at the option of the noteholders, in whole or in part, on 21st May, 2002 at 128.575% of the principal amount of the notes together with accrued interest, if any. The Company had accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66%. On 21 May, 2002, notes amounting to US$209,685,000 were redeemed by the noteholders. The accrued put premium and interests in connection of the unredeemed portion were charged to the profit and loss in 2002.

The notes may be redeemed, at the option of the Company, at any time on or after 21 May, 2000, but prior to maturity, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, together with accrued interest, if any, if the closing price of the ADSs for a period of 30 consecutive trading days is at least 130% of the conversion price in effect on each such trading day.

(16) Share capital

---------------------------------------------------------------------------------------------------------
                                               1st January,          Current year       31st December,
                                                       2002              addition                 2002
---------------------------------------------------------------------------------------------------------
Unlisted shares
 Promoters shares                             4,250,000,000                    --        4,250,000,000
 Including: Domestic legal person shares      4,250,000,000                    --        4,250,000,000
---------------------------------------------------------------------------------------------------------

  Sub-total of unlisted shares                4,250,000,000                    --        4,250,000,000
---------------------------------------------------------------------------------------------------------

Listed shares
 Domestic shares listed in the PRC              250,000,000                    --          250,000,000
 Overseas listed shares                       1,500,000,000               273,960        1,500,273,960
---------------------------------------------------------------------------------------------------------

  Sub-total of listed shares                  1,750,000,000               273,960        1,750,273,960
---------------------------------------------------------------------------------------------------------

Total                                         6,000,000,000               273,960        6,000,273,960
---------------------------------------------------------------------------------------------------------

As mentioned in Note 5(15), the increase of share capital in 2002 is due to exercise of conversion rights by noteholders with principal amount of US$200,000 into 6,849 ADSs (equivalent to 273,960 Overseas Listed Foreign shares).

(17)  Capital surplus

Movement of capital surplus was as follows:

---------------------------------------------------------------------------------------------------------------------
                                          1st January,        Current year        Current year      31st December,
                                                  2002            addition           deduction                2002
---------------------------------------------------------------------------------------------------------------------
Share premium                           10,259,449,295           1,381,460                  --      10,260,830,755
---------------------------------------------------------------------------------------------------------------------

As mentioned in Note 5(15), the increase of capital surplus in 2002 is due to exercise of conversion rights by noteholders with principal amount of US$200,000 into 6,849 ADSs at a premium.

(18)  Surplus reserves

Movement of surplus reserve was as follows:

----------------------------------------------------------------------------------------------------------------------
                                          1st January,        Current year        Current year      31st December,
                                                  2002            addition           deduction                2002
----------------------------------------------------------------------------------------------------------------------
Statutory surplus reserve fund           1,942,515,383         408,235,059                  --       2,350,750,442
Statutory public welfare fund              762,741,506         306,176,294         (15,398,194)      1,053,519,606
Discretionary surplus reserve fund                  --          15,398,194                  --          15,398,194
----------------------------------------------------------------------------------------------------------------------

Total                                    2,705,256,889         729,809,547         (15,398,194)      3,419,668,242
----------------------------------------------------------------------------------------------------------------------

According to the Company Law of the PRC, the Company's articles of association and resolutions of the Board of Directors, the Company appropriates 10% of each year's net profit to the statutory surplus reserve fund until the fund balance reaches 50% of the registered share capital. After obtaining the approval from the relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for setting off against losses incurred, any other usage may not result in this reserve balance falling below 25% of the registered share capital.

Each year, the Company appropriates 5% to 10% of net profits to the statutory public welfare fund. The use of this reserve is restricted to the provision of employees' collective welfare benefits. The statutory public welfare fund is not available for distribution to shareholders. When utilizing the statutory public welfare fund, the amount is transferred from this account to the discretionary surplus reserve funds account. Any amounts utilized are capitalized in the Company's balance sheet or expensed in the Company's profit and loss. For the year ended 31st December, 2002, 7.5% of net profit was provided for as statutory public welfare funds (2001: 7.5%).

The Board of Directors, after obtaining approval from the shareholders, has the discretion to provide for discretionary surplus reserve fund. This reserve can be used to make up any losses incurred or to increase the share capital after approval is obtained from the Board of Directors. For the year ended 31st December, 2002, no discretionary surplus reserve fund is provided (2001:
nil).


(19)  Unappropriated profit

Balance as at 31st December, 2001                                                            8,160,857,821
Add: Net profit for the year ended 31st December, 2002                                       4,082,350,589
Less: Appropriation of statutory surplus reserve fund                                         (408,235,059)
     Appropriation of statutory public welfare fund                                           (306,176,294)
     Dividends payable to ordinary shareholders                                             (2,040,093,146)
------------------------------------------------------------------------------------------------------------

Balance as at 31st December, 2002                                                            9,488,703,911
------------------------------------------------------------------------------------------------------------

The maximum amount available for distribution to the shareholders is the lowest of the amount (i.e. net profit in current year plus undistributed profit brought forward from the beginning of the year, deducting the appropriations to the statutory surplus reserve fund and the statutory public welfare fund) determined under the PRC accounting standards, the amount determined under the International Financial Reporting Standards ("IFRS") and generally accepted accounting principles in the United States of America ("US GAAP").

(20)  Revenues from principal operations and costs of principal operations

-------------------------------------------------------------------------------------------------------------------------
                                                  For the year ended                      For the year ended
                                                  31st December, 2002                     31st December, 2001
-------------------------------------------------------------------------------------------------------------------------
                                            Revenues from             Costs of       Revenue from            Costs of
                                                principal           principal           principal           principal
                                               operations          operations          operations          operations
-------------------------------------------------------------------------------------------------------------------------
Power sales                                18,725,340,857      12,528,622,594      15,816,656,338      10,333,929,258
-------------------------------------------------------------------------------------------------------------------------

The Company and its subsidiaries have contractual arrangements for the sale of electric power with the local power companies or provincial power companies.

For the year ended 31st December, 2002 and 2001, the revenue from the five largest customers of the Company and its subsidiaries amounted to Rmb14,948,671,962 and Rmb12,643,398,080, representing 79.83% and 79.94% of the total revenue, respectively.


(21)  Financial expenses Financial expenses comprised:

-------------------------------------------------------------------------------------------------------------------------
                                                                                    For the year         For the year
                                                                                           ended                ended
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
------------------------------------------------------------------------------------------------------------------------
Interest expenses                                                                    614,329,847          914,100,350
Less: Interest income                                                                (83,014,926)        (113,081,032)
Exchange losses                                                                        2,893,186              392,289
Less: Exchange gain                                                                      (66,116)          (4,126,593)
Others                                                                                28,577,824           45,492,597
------------------------------------------------------------------------------------------------------------------------

                                                                                     562,719,815          842,777,611
------------------------------------------------------------------------------------------------------------------------


(22)  Investment (loss) income

------------------------------------------------------------------------------------------------------------------------
                                                                                    For the year         For the year
                                                                                           ended                ended
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
------------------------------------------------------------------------------------------------------------------------
Investment income on bonds                                                             1,327,073              634,697
Investment income on other debt investments                                              421,285           24,036,340
Equity pick-up of associate                                                          (10,137,288)          (5,380,723)
Amortization of equity investment differences                                        (37,750,053)                  --
------------------------------------------------------------------------------------------------------------------------

                                                                                     (46,138,983)          19,290,314
------------------------------------------------------------------------------------------------------------------------

There was no material restriction on the Company and its subsidiaries to obtain the remittance of investment income.


(23)  Non-operating expense

-----------------------------------------------------------------------------------------------------------------------
                                                                                    For the year         For the year
                                                                                           ended                ended
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
-----------------------------------------------------------------------------------------------------------------------
Loss on disposal of fixed assets                                                      31,000,935           36,742,025
Housing benefits to the employees*                                                    17,856,026           15,518,512
Donations                                                                              4,469,616            2,822,300
Others                                                                                24,687,946           10,780,578
-----------------------------------------------------------------------------------------------------------------------

                                                                                      78,014,523           65,863,415
-----------------------------------------------------------------------------------------------------------------------

* Pursuant to Cai Qi [2000] 295 and Cai Qi [2000] 878 issued by the Ministry of Finance of the PRC, the Company ceased to provide housing welfare fund and housing turnover fund after the issuance date of Cai Qi [2000] 295. When staff quarters were sold to employees, the Company and its subsidiaries recognized the difference between (i) the carrying amount of the staff quarters sold plus accrual for housing maintenance funds and actual settlement expenses incurred and (ii) the net proceeds collected from the employees as non-operating expense.


(24)  Net cash outflow on the acquisition of subsidiaries

As disclosed in Note1, on 1st July, 2002, the Company acquired from Huaneng Group, 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant. At the acquisition date, the assets, liabilities and acquisition costs comprised:

--------------------------------------------------------------------------------------------------------------------------
                          Shanghai Shidongkou     Taicang Power     Huaiyin Power         Changxing
                            First Power Plant           Company           Company       Power Plant             Total
--------------------------------------------------------------------------------------------------------------------------
Current assets                    399,824,412       291,905,470       362,609,475        80,240,162     1,134,579,519
Long-term investments                 573,360                --                --                --           573,360
Total fixed assets                778,334,776     2,096,913,040       547,902,493       450,779,210     3,873,929,519
Intangible assets                          --         3,165,254         2,984,657                --         6,149,911
Other long-term assets                     --                --                --         2,172,375         2,172,375
Current liabilities              (608,864,994)     (172,629,389)     (235,547,859)     (130,345,177)   (1,147,387,419)
Long-term loans                  (238,256,308)   (1,600,697,920)     (152,513,487)     (170,781,058)   (2,162,248,773)
--------------------------------------------------------------------------------------------------------------------------

Net assets                        331,611,246       618,656,455       525,435,279       232,065,512     1,707,768,492
Equity interest acquired                  70%               70%            44.16%              100%
--------------------------------------------------------------------------------------------------------------------------

Net assets acquired               232,127,872       433,059,517       232,032,219       232,065,512     1,129,285,120
Add: Equity investment difference                                                                         755,001,041
Add: Dividend declared by
      the subsidiaries before the acquisition                                                             184,123,839
Less: Direct cost of acquisition                                                                          (18,410,000)
--------------------------------------------------------------------------------------------------------------------------

Total consideration                                                                                     2,050,000,000

Add: Direct cost of acquisition
      paid in 2002                                                                                         17,042,492
Less: Cash inflow from the
      acquired power plants                                                                              (431,258,315)
-------------------------------------------------------------------------------------------------------------------------

Net cash outflow in 2002
 on the acquisition                                                                                     1,635,784,177
-------------------------------------------------------------------------------------------------------------------------


As disclosed in Note 1, on 15th November, 2002, the Company entered into an agreement with Huaneng Group, pursuant which the Company agreed to pay Rmb415 million to acquire the 30% equity interest in Shanghai Shidongkou First Power Plant and 5% equity interest in Taicang Power Company. The acquisition took effect on 31st December, 2002. At the acquisition date, the assets, liabilities and acquisition costs comprised:

-------------------------------------------------------------------------------------------------------------------------
                                                       Shanghai Shidongkou         Taicang Power
                                                         First Power Plant               Company                Total
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                 2,052,742,969         2,311,273,470        4,364,016,439
Total liabilities                                             (819,486,125)       (1,578,332,610)      (2,397,818,735)
-------------------------------------------------------------------------------------------------------------------------

Total net assets                                             1,233,256,844           732,940,860        1,966,197,704
Equity interest acquired                                               30%                    5%
-------------------------------------------------------------------------------------------------------------------------

Net assets acquired                                            369,977,053            36,647,043          406,624,096
Add: Equity investment difference                                                                          12,698,656
Less: Direct costs of acquisition                                                                          (4,322,752)
-------------------------------------------------------------------------------------------------------------------------

Total consideration                                                                                       415,000,000
-------------------------------------------------------------------------------------------------------------------------

Net cash outflow in 2002 on the acquisition                                                               415,000,000
-------------------------------------------------------------------------------------------------------------------------


(25)  Other cash paid relating to operating activities

-------------------------------------------------------------------------------------------------------------------------
                                                                                                   For the year ended
                                                                                                  31st December, 2002
-------------------------------------------------------------------------------------------------------------------------
Cash paid for repair and maintenance expenses                                                             608,390,504
Service fee paid to HIPDC                                                                                 263,715,816
Others                                                                                                    826,262,551
-------------------------------------------------------------------------------------------------------------------------

                                                                                                        1,698,368,871
-------------------------------------------------------------------------------------------------------------------------


6.    NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1)   Accounts receivable and other receivables

      (i)   Accounts receivable

            ------------------------------------------------------------------------------------------------------------
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
            ------------------------------------------------------------------------------------------------------------
            Accounts receivable                                                    1,545,294,232        1,179,490,289
            ------------------------------------------------------------------------------------------------------------


            Aging of the accounts receivable was as follows:

            ------------------------------------------------------------------------------------------------------------
                                                 31st December, 2002                          31st December, 2001
            ------------------------------------------------------------------------------------------------------------
            Aging                                  Amount          Percentage              Amount          Percentage
                                                                          (%)                                     (%)
            ------------------------------------------------------------------------------------------------------------
            Within 1 year                   1,540,674,232                 100       1,179,490,289                 100
            1-2 years                           4,620,000                  --                  --                  --
            ------------------------------------------------------------------------------------------------------------

                                            1,545,294,232                 100       1,179,490,289                 100
            ------------------------------------------------------------------------------------------------------------

            All accounts receivable represented receivable from the local power companies or provincial power companies for the sale of electric power. Since these accounts receivable are collectible, no bad debt was provided by the Company.

            As at 31st December, 2002, the five largest accounts receivable of the Company amounted to Rmb1,264,206,514 (31st December, 2001:
            Rmb1,005,016,519), representing 81.81% of total accounts receivable (31st December, 2001: 85.21%).


      (ii)  Other receivables

            ------------------------------------------------------------------------------------------------------------
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
            ------------------------------------------------------------------------------------------------------------
            Other receivables                                                        102,299,280          118,522,520
            Less: bad debt provision                                                 (21,104,202)          (5,124,594)
            ------------------------------------------------------------------------------------------------------------

                                                                                      81,195,078          113,397,926
            ------------------------------------------------------------------------------------------------------------


            Aging and bad debt provision for other receivables were as follows:

            ------------------------------------------------------------------------------------------------------------
                                              31st December, 2002                       31st December, 2001
            ------------------------------------------------------------------------------------------------------------
                                                                 Bad debt                                    Bad debt
            Aging                     Amount     Percentage     provision         Amount    Percentage      provision
                                                        (%)                                        (%)
            ------------------------------------------------------------------------------------------------------------
            Within 1 year         43,906,321             43    (1,317,190)    75,479,077            63     (2,264,372)
            1-2 years             27,725,976             27      (831,779)    29,414,646            25       (882,439)
            2-3 years              9,122,225              9      (273,667)     1,108,115             1        (33,243)
            More than 3 years     21,544,758             21   (18,681,566)    12,520,682            11     (1,944,540)
            ------------------------------------------------------------------------------------------------------------

                                 102,299,280            100   (21,104,202)   118,522,520           100     (5,124,594)
            ------------------------------------------------------------------------------------------------------------


           Breakdown of other receivables was as follows:

            ------------------------------------------------------------------------------------------------------------
                                                                                  31st December,       31st December,
                                                                                            2002                 2001
            ------------------------------------------------------------------------------------------------------------
            Prepayments for materials                                                 24,534,432           35,214,155
            Receivables from employees for sales of staff quarters                     9,744,849            8,200,000
            Others                                                                    68,019,999           75,108,365
            ------------------------------------------------------------------------------------------------------------

                                                                                     102,299,280          118,522,520
            ------------------------------------------------------------------------------------------------------------


            As at 31st December, 2002, the five largest other receivables of the Company amounted to Rmb45,783,552 (31st December, 2001:
            Rmb41,121,147), representing 45% of total other receivables (31st December, 2001: 35%).

            See Note 7 for related party transactions.

            As at 31st December, 2002 and 2001, there were no accounts receivable and other receivables from shareholders who hold 5% or more of the equity interest in the Company.


(2)  Long-term investments

------------------------------------------------------------------------------------------------------------------------
                                             1st January,        Current year        Current year      31st December,
                                                     2002           additions          deductions                2002
------------------------------------------------------------------------------------------------------------------------
Long-term equity investments -
 Equity investment difference*                         --         843,555,690        (529,692,804)        313,862,886
 Subsidiaries and associates (i)            1,087,454,774       1,462,395,823        (800,592,882)      1,749,257,715
 Other long-term equity investment                     --         254,989,551                  --         254,989,551
Others                                          8,813,417                  --          (2,449,139)          6,364,278
------------------------------------------------------------------------------------------------------------------------

                                            1,096,268,191       2,560,941,064      (1,332,734,825)      2,324,474,430
------------------------------------------------------------------------------------------------------------------------

Less: Current portion of other
         long-term equity investments                  --             (25,160)                 --             (25,160)
------------------------------------------------------------------------------------------------------------------------

                                            1,096,268,191       2,560,915,904      (1,332,734,825)      2,324,449,270
------------------------------------------------------------------------------------------------------------------------

*     Please refer to Note 5(5) for details.


      (i) Long-term equity investments in subsidiaries and an associate

            ------------------------------------------------------------------------------------------------------------
                                                                            Investment cost
                                      Investment   1st January,      Current year      Current year    31st December,
            Name                      period               2002         additions        deductions              2002
            ------------------------------------------------------------------------------------------------------------
            Weihai Power Plant        Indefinite    474,038,793                --                --       474,038,793
            Jining Power Plant*       Indefinite    283,706,227       109,435,753      (393,141,980)               --
            Shanghai Shidongkou
             First Power Plant**      Indefinite             --       232,127,872      (232,127,872)               --
            Taicang Power
             Company**                Indefinite             --       469,706,560                --       469,706,560
            Rizhao Power Company      20 years      231,868,800                --                --       231,868,800
            Huaiyin Power Company**   Indefinite             --       341,176,226                --       341,176,226
            ------------------------------------------------------------------------------------------------------------

                                                    989,613,820     1,152,446,411      (625,269,852)    1,516,790,379
            ------------------------------------------------------------------------------------------------------------


            ------------------------------------------------------------------------------------------------------------
                                                                Accumulated equity pick-up
                                     1st January,  Current year            Income      Current year    31st December,
            Name                             2002 profit/(loss)     appropriation      transfer out              2002
            ------------------------------------------------------------------------------------------------------------
            Weihai Power Plant         73,939,602   169,655,397       (75,608,736)               --       167,986,263
            Jining Power Plant*        29,282,075     4,357,821                --       (33,639,896)               --
            Shanghai Shidongkou
             First Power Plant**               --    40,546,364                --       (40,546,364)               --
            Taicang Power Company**            --    79,999,084                --                --        79,999,084
            Rizhao Power Company       (5,380,723)  (25,528,034)               --                --       (30,908,757)
            Huaiyin Power Company**            --    15,390,746                --                --        15,390,746
            ------------------------------------------------------------------------------------------------------------

                                       97,840,954   284,421,378       (75,608,736)      (74,186,260)      232,467,336
            ------------------------------------------------------------------------------------------------------------


            ------------------------------------------------------------------------------------------------------------
                                                                    Net carrying amount
                                     1st January,                                                      31st December,
            Name                             2002                                                                2002
            ------------------------------------------------------------------------------------------------------------
            Weihai Power Plant        547,978,395                                                         642,025,056
            Jining Power Plant*       312,988,302                                                                  --
            Shanghai Shidongkou
             First Power Plant**               --                                                                  --
            Taicang Power Company**            --                                                         549,705,644
            Rizhao Power Company      226,488,077                                                         200,960,043
            Huaiyin Power Company**            --                                                         356,566,972
            ------------------------------------------------------------------------------------------------------------

                                    1,087,454,774                                                       1,749,257,715
            ------------------------------------------------------------------------------------------------------------

            There was no significant difference in accounting policies used by the investees and the Company. There was no significant restriction on the realisability of the investments or the remittance of investment income.

            * As disclosed in Note 1, the Company acquired 25% interest of Jining Power Plant on 18th June, 2002. Upon completion of the acquisition, Jining Power Plant became a branch of the Company.

            ** As disclosed in Note 1, the Company acquired 100% interest of Shanghai Shidongkou First Power Plant, 75% equity interest of Taicang Power Company and 63.64% equity interest of Huaiyin Power Company in 2002.

(3)   Long-term debt investments


------------------------------------------------------------------------------------------------------------------
                                       1st January,        Current year        Current year      31st December,
                                               2002           additions          deductions                2002
------------------------------------------------------------------------------------------------------------------
Long-term entrusted loans
 to a subsidiary*                       728,698,046                  --         (31,735,090)        696,962,956
Others                                      227,110          10,081,860            (171,200)         10,137,770
------------------------------------------------------------------------------------------------------------------

                                        728,925,156          10,081,860         (31,906,290)        707,100,726
Less: Current portion of
      entrusted loan                    (31,735,090)       (256,300,000)         31,735,090        (256,300,000)

                                        697,190,066        (246,218,140)           (171,200)        450,800,726
------------------------------------------------------------------------------------------------------------------

*     Long-term entrusted loan to a subsidiary


In order to finance the construction of Weihai Power Plant Phase II, the Company had granted entrusted loans to Weihai Power Plant through financial institutions on September, 1995. These loans were not secured nor guaranteed and bore interests at 6.21% per annum. As at 31st December, 2002, these loans were repayable in accordance with the following agreed schedules:

-----------------------------------------------------------------------------------------------------------------
Financial year                                                                                             Rmb
-----------------------------------------------------------------------------------------------------------------
2003                                                                                               256,300,000
2004                                                                                               440,662,956
-----------------------------------------------------------------------------------------------------------------

Total                                                                                              696,962,956
-----------------------------------------------------------------------------------------------------------------

For the year ended 31st December, 2002, the Company received interest income of approximately Rmb41.10 million (for the year ended 31st December, 2001:
Rmb43.13 million) from Weihai Power Plant. As at 31st December, 2002, the outstanding entrusted loans, the related interest income and interest expense were eliminated in the consolidated financial statements.


(4)   Revenues from principal operations and costs of principal operations

-----------------------------------------------------------------------------------------------------------------------------
                                       For the year ended                       For the year ended
                                       31st December, 2002                      31st December, 2001
-----------------------------------------------------------------------------------------------------------------------------
                               Revenues from            Costs of                       Revenues from Costs of
                           principal operations     principal operations     principal operations      principal operations
-----------------------------------------------------------------------------------------------------------------------------
Power sales                      15,720,550,997      10,480,868,719               14,047,671,476         9,032,497,748
-----------------------------------------------------------------------------------------------------------------------------

The Company has contractual arrangements for the sale of electric power with the local power companies or provincial power companies.

For the year ended 31st December, 2002 and 2001, the revenue from the five largest customers of the Company amounted to Rmb11,939,005,458 and Rmb10,874,413,218, representing 75.95% and 77.41% of the total revenue, respectively.

(5)   Investment income

-----------------------------------------------------------------------------------------------------------
                                                                      For the year         For the year
                                                                             ended                ended
                                                                    31st December,       31st December,
                                                                              2002                 2001
-----------------------------------------------------------------------------------------------------------
Investment income on bonds                                                 482,857                   --
Investment income on entrusted loans                                    41,097,920           43,134,464
Investment income on other debt investments                                421,286           24,036,340
Equity pick-up of subsidiaries and associate                           284,421,378          116,107,127
Amortization of equity investment differences                          (37,750,053)                  --
-----------------------------------------------------------------------------------------------------------

                                                                       288,673,388          183,277,931
-----------------------------------------------------------------------------------------------------------

There was no material restriction for the Company to obtain the remittance of investment income.


7.    RELATED PARTY TRANSACTIONS

(1)   Related parties that can control/are controlled by the Company

-------------------------------------------------------------------------------------------------------------------------------
                      Type of           Legal          Registered         Relationship with    Principal
Name                  enterprise        representative address               the Company       activities
-------------------------------------------------------------------------------------------------------------------------------
HIPDC                 Sino-foreign      Li Xiaopeng    No.2 Fuxingmen        Parent           Investment in power plants,
                       equity limited                   South Street,         company          development and investment in
                       liability company                Xi Cheng District,                     other export-oriented
                                                        Beijing                                enterprises

Huaneng Group         State-owned       Li Xiaopeng    A23 Fuxin Road,       Ultimate         Investment in power stations,
                       enterprise                       Haidian District,     parent           coal, minerals, railways,
                                                        Beijing               company          transportation, petrochemical,
                                                                                                energy-saving facilities, steel,
                                                                                               timber, cement and related
                                                                                               industries and others
Weihai Power          Limited           Wu Dawei       No. 58 Haifu road,    Subsidiary       Power generation
 Plant                 liability                        Economic
                       company                          Development Zone,
                                                        Weihai

Taicang Power Company Limited           Yu Xinyang     Jinjihupan,           Subsidiary       Power generation
                       liability                        Sanxing Road,
                       company                          Suzhou

Huaiyin Power Company Limited           Liu Guoyue     No. 291 Huaihai       Subsidiary       Power generation
                       liability                        West Road,
                       company                          Huaian
--------------------------------------------------------------------------------------------------------------------------------


(2) Registered capital and changes in registered capital of related parties that can control/are controlled by the Company

-----------------------------------------------------------------------------------------------------------------------------
Name                                                                                     31st December, 2002 and 2001
-----------------------------------------------------------------------------------------------------------------------------
HIPDC                                                                                                  US$450,000,000
Huaneng Group                                                                                        Rmb1,900,000,000
Weihai Power Plant                                                                                     Rmb761,832,800
Taicang Power Company                                                                                  Rmb632,840,000
Huaiyin Power Company                                                                                  Rmb265,000,000
-----------------------------------------------------------------------------------------------------------------------------


(3) Equity shares and changes in equity shares held by parties that can control/are controlled by the Company

-----------------------------------------------------------------------------------------------------------------------------
Name                          1st January, 2002    Current year addition   Current year deduction   31st December, 2002
                           Amount            %       Amount           %      Amount          %      Amount           %
-----------------------------------------------------------------------------------------------------------------------------
HIPDC*                 2,554,840,000      42.58           --          --         --         --    2,554,840,000       42.58
Huaneng Group**        1,675,660,547      51.98           --          --         --         --    1,675,660,547       51.98
Weihai Power Plant       457,103,040         60           --          --         --         --      457,103,040          60
Taicang Power Company             --         --  632,840,000          75         --         --      632,840,000          75
Huaiyin Power Company             --         --  168,646,000       63.64         --         --      168,646,000       63.64

* In accordance with a shareholders' agreement entered into by certain shareholders, during the operating period of the Company, the voting rights of seven shareholders are given to HIPDC. Thus, HIPDC holds 70.4% voting rights in shareholders' meetings.

** Huaneng Group holds 51.98% equity interest in HIPDC.


(4)  Nature of related parties that does not control/are not controlled by the Company

------------------------------------------------------------------------------------------------------------
Name of related parties                                                    Relationship with the Company
------------------------------------------------------------------------------------------------------------
Huaneng Finance                                                            A subsidiary of Huaneng Group
WPDB                                                          Minority shareholder of Weihai Power Plant
China Huaneng International Trade
 Economics Corporation ("CHITEC")                                          A subsidiary of Huaneng Group
Rizhao Power Company                                                         An associate of the Company
------------------------------------------------------------------------------------------------------------


(5) Related party transactions

      a. Pursuant to the relevant service agreements, HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. Such service fees represent recoverable costs for rate setting purposes. The total service fee paid to HIPDC for the year ended 31st December, 2002 was approximately Rmb264 million (2001: RMB307 million).

      b. At the time of the formation of the Company, HIPDC paid approximately Rmb148 million to obtain land use rights pertaining to existing sites occupied by the five original operating plants and transferred such land use rights to the Company at the same amount. Payments to HIPDC for the land use rights are being made in 10 equal, non-interest bearing, annual installments starting from 1994. Such land use rights are recorded as intangible assets in the balance sheets and amortised over 50 years according to the land use rights terms.

      c. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million. During the year ended 31st December, 2002, the Company paid rental amounting to Rmb6 million to HIPDC (2001: RMB6 million).

      d. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment, the land use right of Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of Rmb1.334 million.

      e. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to lease its building to the Company as office for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

      f. As described in Note 5(14)(i) and Note 5(14)(iii), certain bank loans were on-lent from HIPDC and drawn from WPDB and Huaneng Finance to the company and its subsidiaries.

      g. As at 31st December, 2002, Huaneng Finance had granted short-term loans amounting to Rmb200 million (2001: Rmb40 million) to the Company and its subsidiaries. The interest rates of such loans are not materially different from the prevailing market interest rate (see Note 5(10)).

      h. As at 31st December, 2002, long-term bank loans of approximately Rmb5,544 million, Rmb1,140 million and Rmb280 million were guaranteed by HIPDC, Huaneng Group and WPDB, respectively (2001:
            Rmb8,868 million, Rmb1,666 million and Rmb300 million respectively) (see Note 5(14)).

      i. As described in Note 8, certain long-term bank loans of Rizhao Power Company, Weihai Power Plant, Taicang Power Company and Huaiyin Power Company were guaranteed by the Company.

      j. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng Power Development Co., Ltd ("Shandong Huaneng") and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended 31st December, 2002, the Company paid an agency fee to CHITEC amounted to Rmb3 million for equipment transportation and insurance service received (2001: Rmb32 million)

      k. As at 21st June, 2002, Weihai Power Plant, the subsidiary of the Company, proposed dividend for the year ended 31st December, 2001 after the approval of the shareholders at the general meeting. The dividend to be distributed to WPDB, the minority interest of the Weihai Power Plant, amounted to Rmb50,405,824.

      l. On 18th July, 2000, the Company and Shandong Huaneng entered into an agreement under which the Company acquired the net assets of Shandong Huaneng in which Huaneng Group held 33.09% equity interest. The shareholders of Shandong Huaneng were entitled to Rmb1.34 per ordinary A share or US$0.1618 per ordinary N share. The total consideration of the acquisition paid was approximately Rmb5,768 million, among which, approximately Rmb1,909 million was paid to Huaneng Group.

      m. On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant. The total consideration for the acquisition of the four power plants was Rmb2,050 million. The Company used internal fund to pay for the acquisition.

      n. On 15th November, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou First Power Plant and additional 5% equity interest in Taicang Power Company. The total consideration for the acquisition of additional interest of two power plants was Rmb415 million. The company used cash to pay for the acquisition.

      o. On 6th November, 2002, the Company has entered into a management service agreement with Huaneng Group and HIPDC. Under the management service agreement, the Company will assist in managing certain power plants owned by Huaneng Group and HIPDC for a service fee. As at 31st December, 2002, the Company had not yet commenced its management service and therefore no management service income was recognised for the year.


(6)   Cash deposited in the related parties

----------------------------------------------------------------------------------------------------------
                                                                    31st December,       31st December,
                                                                              2002                 2001
----------------------------------------------------------------------------------------------------------
Deposited in Huaneng Finance:
 - Current deposit                                                   2,376,197,356           64,155,874
 - Fixed deposit                                                       570,000,000        3,689,384,421
----------------------------------------------------------------------------------------------------------

                                                                     2,946,197,356        3,753,540,295
----------------------------------------------------------------------------------------------------------

The interest of the current deposit and fixed deposits placed with Huaneng Finance were from 0.72% to 1.44% and 1.71%, respectively.


(7)   Account receivable from/account payable to related parties

-------------------------------------------------------------------------------------------------------------
                                                31st December, 2002                   31st December, 2001
                                              Amount       Percentage              Amount       Percentage
-------------------------------------------------------------------------------------------------------------
Interest receivable:
 Deposit interest receivable
  from Huaneng Finance                     1,630,137           42.98%           3,523,282           21.54%
-------------------------------------------------------------------------------------------------------------

Other payable:
 Due to HIPDC                            100,475,344            4.41%          36,584,373            2.67%
-------------------------------------------------------------------------------------------------------------

The balance with HIPDC was unsecured, non-interest bearing and repayable within one year.


8.    CONTINGENT LIABILITY

-------------------------------------------------------------------------------------------------------------
                                                                                 31st December, 2002
                                                                          The Company
                                                                                  and
Item                                                                 its subsidiaries          The Company
-------------------------------------------------------------------------------------------------------------
Guarantee for loan facilities granted to Rizhao Power Company             399,250,000          399,250,000
Guarantee for loan facilities granted to Weihai Power Plant                        --          330,000,000
Guarantee for loan facilities granted to Taicang Power Company                     --        1,480,705,760
Guarantee for loan facilities granted to Huaiyin Power Company                     --           35,000,000
-------------------------------------------------------------------------------------------------------------

                                                                          399,250,000        2,244,955,760
-------------------------------------------------------------------------------------------------------------

Guarantee for loan facilities granted to Rizhao Power Company, Weihai Power Plant, Taicang Power Company and Huaiyin Power Company by the Company had no significant financial impact on the Company's operation.


9.    OBLIGATION AND COMMITMENTS

Commitments mainly relate to the construction of electric generation facilities, renovation projects for existing power plants and the purchase of coal. Capital commitment and coal purchase commitment amounting to Rmb2.66 billion was not included in the consolidated balance sheet of the Company and its subsidiaries as at 31st December, 2002.

The Company had various operating lease arrangements with HIPDC for land and buildings. Total future minimum lease payments under non-cancelable operating leases were as follows:

-----------------------------------------------------------------------------------------------
                                                          31st December,       31st December,
                                                                    2002                 2001
-----------------------------------------------------------------------------------------------
Land and buildings
 - within one year                                            32,334,000           32,334,000
 - between one year and two years                             32,334,000           32,334,000
 - between two years and three years                           7,334,000           32,334,000
 - after three years                                         306,362,000          313,696,000
-----------------------------------------------------------------------------------------------

                                                             378,364,000          410,698,000
-----------------------------------------------------------------------------------------------

In accordance with a 30-year operating lease agreement signed by the Dezhou Power Plant and Shandong Land Bureau for the land occupied by Dezhou Phase I and Phase II in June, 1994, annual rental is approximately Rmb29.874 million effective from June, 1994 and is subject to revision at the fifth year since the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the year ended 31st December, 2002, the rental was Rmb29,884,933.


10.   INTEREST RATE SWAP CONTRACT

The Company entered into interest rate swap agreements with Bank of China to convert certain floating rate bank loans into fixed rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 31st December, 2002, the notional amount of the outstanding interest swap agreements were approximately US$51.66 million.


11.   SUBSEQUENT EVENT

On 28th January, 2003, the Company entered into an investment agreement with Shenzhen Investment Holding Corporation and Shenzhen Energy Group Co., Ltd. ("SEG"), pursuant to which the Company agreed to subscribe equity interest representing 25% of SEG's share capital for a total consideration of Rmb2,390 million.


12.   RECLASSIFICATION OF COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the current year presentation.

Supplemental Information

For the year ended 31st december, 2002
(prepared on consolidation basis;
all amounts are stated in Rmb Yuan unless otherwise stated)

NET PROFIT AND NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited by PricewaterhouseCoopers Certified Public Accountants). Major differences between PRC GAAP and IFRS which affect the net income and net assets of the Company and its subsidiaries are summarized as follows:

                                                                                             Net Income
------------------------------------------------------------------------------------------------------------------------
                                                                              For the year ended   For the year ended
                                                                                   31st December       31st December,
                                                                                            2002                 2001
------------------------------------------------------------------------------------------------------------------------
Net income under PRC GAAP                                                          4,082,350,589        3,636,064,244

Impact of IFRS adjustments:
 Effect of recording deferred revenue based on rate
  making process (a)                                                                (212,755,386)        (177,982,374)
 Difference in the basis of determining the
  amount of materials and supplies (b)                                                 3,078,998            2,180,035
 Difference in the recognition policy on
  housing benefits to the employees of the Company (c)                                 6,457,886            5,271,603
 Difference in accounting treatment of
  amortized cost of the liability component
  and put option relating to the convertible notes (d)                               (35,957,003)                  --
 Difference in capitalization of borrowing costs (e)                                  88,411,906                   --
 Difference in the recognition of financial liabilities (f)                            2,179,464          (14,875,452)
 Applicable deferred tax impact of the above GAAP differences (h)                    (10,457,892)                  --
 Others                                                                               (2,305,261)                  --
------------------------------------------------------------------------------------------------------------------------

Net income under IFRS                                                              3,921,003,301        3,450,658,056
------------------------------------------------------------------------------------------------------------------------


                                                                                             Net Assets
------------------------------------------------------------------------------------------------------------------------

                                                                                  31st December,       31st December,
                                                                                            2002                 2001
------------------------------------------------------------------------------------------------------------------------

Net assets under PRC GAAP                                                         29,169,476,868       27,125,564,005
------------------------------------------------------------------------------------------------------------------------

Impact of IFRS adjustments:
 Effect of recording deferred revenue based
  on rate making process (a)                                                        (939,563,594)        (726,808,208)
 Difference in the basis of determining the
  amount of materials and supplies (b)                                               (17,382,687)         (20,461,684)
 Difference in the recognition policy on housing
  benefits to the employees of the Company (c)                                        89,985,012           83,527,126
 Difference in accounting treatment of
  convertible notes (d)                                                              510,506,379          510,506,379
 Adjustment relating to convertible notes arising
  from initial adoption of IAS 39 (d)                                               (463,920,605)        (463,920,605)
 Difference in accounting treatment of amortized
  cost of the liability component and put option
  relating to the convertible notes (d)                                              (36,086,925)                  --
 Difference in capitalization of borrowing costs (e)                                  88,411,906                   --
 Difference in the recognition of financial liabilities (f)                          (12,695,988)         (14,875,452)
 Dividend in respect of the year but declared
  after the end of the year (g)                                                    2,040,093,146        1,800,000,000
 Applicable deferred tax impact of the above
  GAAP differences (h)                                                               (10,457,892)                  --
 Others                                                                               (2,305,261)                  --
------------------------------------------------------------------------------------------------------------------------

Net assets under IFRS                                                             30,416,060,359       28,293,531,561
------------------------------------------------------------------------------------------------------------------------

(a)   Recording deferred revenue based on rate making process

Under the rate making process applicable to the Company and its subsidiaries (except for power plants acquired in 2001 and 2002), major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost is recovered through the current power rates. The Company estimates that, over the useful life of its power plants, this basis would approximate the total expenses for major repair and maintenance expenses actually incurred. In a particular year, to the extent that the actual repair and maintenance expenses incurred is less than the amount determined on the above basis, the difference represents revenue collected in excess of actual expenses incurred. Such difference is recorded as deferred revenue under IFRS. For PRC statutory financial reporting purposes, in accordance with the requirement of PRC GAAP, no such amount is recorded and revenue is determined and recognized based on the actual amount of electricity transmitted to the grid and the prevailing approved power rates.

(b) Difference in the basis of determining the amount of material and supplies

Under PRC GAAP, materials and supplies have been restated to the appraised value determined by independent valuer during the reorganization of the five original operating plants in 1994 and the appraised value has been used as the basis in determining the amount charged to operating expenses upon actual utilization. Under IFRS, materials and supplies are charged to operating expenses at cost based on actual utilization.

(c) Difference in the recognition policy on housing benefits to the employees

The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and HIPDC.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(d)   Accounting treatment of convertible notes

Under PRC GAAP, the Company had accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66% as at 21st May, 2002. As at 21st May, 2002, all accrued put premium of unredeemed notes was charged to the income statement as reversal of interest expense.

Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under PRC GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

In accordance with IAS 39, which was effective on 1st January, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortised cost of the liability component were charged or credited to the income statements.

(e)   Capitalization of borrowing costs

Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings.

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

(f)   Accounting treatment of financial liability

The Company enters into interest rate swap agreements with local banks to convert certain floating rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 31st December, 2002, the notional amount of the outstanding interest rate swap agreement was approximately US$52 million. For the year ended 31st December, 2002, there was a gain amounted to approximately Rmb2.2 million arising from changes in the fair value of the interest rate swaps. Under PRC GAAP, such interest swap contracts are considered and disclosed as off balance sheet items. Under IFRS, derivative instruments are recorded as either assets or liabilities in the balance sheet at fair value, which is determined based on market conditions at each balance sheet date. Changes in the fair value of derivatives are recorded each period in current earnings or recognized directly in equity through the statement of changes in shareholder's equity, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IFRS 39, such gain was credited to the income statement in current period.

(g)   Dividend appropriation

Under PRC GAAP, dividends proposed or declared after the balance sheet date but before the date when the financial statements are authorized for issue are deducted from the undistributed profit and recognize as a liability as at the balance sheet date. Under IFRS, the dividends are recorded in the year in which the dividends are declared.

(h)   Deferred tax impact

This represents deferred tax effect on the above GAAP differences where applicable.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 HUANENG POWER INTERNATIONAL, INC.


                                 By  /s/ Wang Xiaosong
                                     --------------------------------
                                 Name:    Wang Xiaosong
                                 Title:   Vice Chairman


Date:   April 14, 2003